 Exhibit D
STATE OF ISRAEL
This description of the State of Israel is dated as of July 1, 2024 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2023.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

DEBT RECORD	D-102
LIST OF TABLES

SUPPLEMENTARY INFORMATION

Currency Protocol
Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was converted at either (i) the representative foreign exchange rate for dollars on such date, or (ii) at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2019	2020	2021	2022	2023
December 31st	3.456	3.215	3.110	3.519	3.627
Yearly Average	3.565	3.442	3.230	3.358	3.690

Source:   Bank of Israel.
On December 31, 2023, the Bank of Israel representative foreign exchange rate for USD was NIS 3.627 per USD 1.00. The average exchange rate for 2023 was NIS 3.690 per USD 1.00.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve- month period which ended on December 31, 2023 is referred to in this Annual Report as “2023” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
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External factors, such as:

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the effects of the coronavirus (COVID-19) and/or other global or regional pandemics;

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interest rates in financial markets outside Israel;

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the impact of changes in the credit rating of Israel;

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the security situation, including but not limited to the war in Gaza;

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the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

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the global high-tech market; and

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regional economic and political conditions.

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Internal factors, such as:

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general economic and business conditions in Israel;

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present and future exchange rates of the Israeli currency;

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foreign currency reserves;

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the level of domestic debt;

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domestic inflation;

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the level of budget deficit;

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the level of foreign direct and portfolio investment; and

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the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
October 7, 2023 Attack on Israel and the War in Gaza
On October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip. Following the attack, Israel’s Minister of Defense declared a special state in the region, which was later extended to the entire country. Subsequently, Israel’s Ministerial Committee for National Security Affairs decided to undertake military action, which resulted in drafting more than 300,000 reservists, launching the war in Gaza with the aim of negating Hamas’ political and military capabilities in Gaza and releasing all hostages. In light of these developments, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, until the departure of the National Unity Party from the government.
In the north, Israel has borders with Syria and Lebanon, where Hezbollah, another terrorist group, is active. Tensions have risen on these borders, necessitating Israel to take limited military action. Although Israel, together with the United States and other allies, is striving to prevent escalation of the war, there remains a risk that a wider regional conflict may yet occur.
On April 13, 2024, Iran attacked Israel with more than 300 drones, cruise missiles, and ballistic missiles. The Israel Defense Forces, together with an international and regional military coalition, intercepted 99% of the missiles and drones. This demonstrated the strength of the regional and international partnership in the region.
Economic Effects of the War
The war in Gaza resulted in a disruption to the Israeli economy particularly in the fourth quarter of 2024 and continues to impact various sectors. The construction industry and tourism were particularly impacted. There was a significant decrease in demand in the construction industry and, since the start of the war, the number of flights and airlines arriving in Israel has been limited. The war in Gaza negatively affected growth drivers such as private consumption, however, public consumption, increased as war costs increased defense expenditure and civil expenditure rose as the government-financed accommodations of civilians that were displaced within Israel and undertook certain other measures to support households and businesses. See, “— Economic Developments” below.
International Reaction
Israel has received support from key members of the international community, including many grassroots organizations and the Jewish diaspora.
Since the start of the war, some notable changes have taken place. Nicaragua and Belize severed their diplomatic relations with Israel and other countries (including Brazil, Honduras, Chile, Colombia, South Africa, Turkey, Jordan and Chad) recalled their ambassadors for consultation. In late 2023, South Africa brought a case against Israel in the International Court of Justice. Israel recalled its ambassadors to Turkey, Norway, Ireland, and Spain due to inappropriate statements by the leaders of these countries. However, Israel’s international relations remain strong and continue to grow. Since the start of the war, more than 70 country leaders and foreign ministers have visited Israel, demonstrating their support.
It is currently unclear how long the war against Hamas in Gaza may continue. If the war escalates, or the level of instability and violence increases, including through the involvement of additional actors in attacks against Israel, this may lead to adverse military, social, and economic implications.
Economic Developments
Developments in the global economy often influence the Israeli economy, particularly with respect to exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. In 2020, however, the global outbreak of the COVID-19 pandemic had a negative impact on the Israeli economy and Israel’s growth rate contracted by 1.5% in 2020. In 2021, the economy recovered robustly, with strong increases in private consumption, investments and exports, with export growth spearheaded by Israel’s active high-tech sector. In total, Israel’s GDP increased by 9.3% in 2021. In 2022, the economy continued its high level of growth, led by strong private consumption, investments and exports, as public consumption moderated. The high-tech sector continued the trend of high growth in the first half of the year. In the second half of 2022, high inflation which led to high interest rates led to moderation of investments in the high-tech sector and to private consumption. In total Israel’s GDP increased by 6.5% in 2022.
In the first quarter of 2023, GDP increased by 2.3% (annual rate, seasonally adjusted quarter-on-quarter). A decrease in private consumption and low growth of exports were the factors behind the moderate growth, despite strong growth of investments. High inflation rates that peaked in January 2023 and rising interest rates also contributed to the moderation of GDP. In the second quarter, private consumption continued to moderate, as GDP grew by 3.6% (annual rate, seasonally adjusted quarter-on-quarter). This growth can be attributed to investments and public consumption. In the third quarter, GDP grew moderately by 2.3%, as private consumption and investments increased moderately, with the growth attributed to public consumption and exports. The outbreak of the war on October 7, 2023 has significantly affected the Israeli economy. The war has led to a decrease in private consumption, investments, foreign trade, and the disruption of several industries (including construction, agriculture and tourism). Public consumption, however, increased, thus mitigating to some extent the negative effects on growth. In the fourth quarter of 2023, GDP contracted by 21.2%.
In total, Israel’s GDP increased 2% in 2023 compared to 2022. The budget deficit rose to 4.2% of GDP in 2023 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, for 2023 increased to 62.0%. The central government debt-to-GDP ratio for 2023 rose to 60.3%.
For the first quarter of 2024, GDP increased by 14% (annual rate, seasonally adjusted, quarter on quarter).
In December 2023, the Knesset approved an increase to the 2023 budget in the amount of approximately 1.4% of GDP to support increased civil and defense expenditure. On March 13, 2024, the Knesset approved the FY 2024 Additional Budget. The FY 2024 Additional Budget includes expected increases in the debt-to-GDP ratio and the deficit relative to the initial 2024 budget passed in 2023. Additionally, public expenditure, including for civil and defense purposes, is expected to rise. The updated budget also includes additional revenue-raising policies.
In May 2023, Standard & Poor’s Global Ratings (“S&P”), reaffirmed Israel’s AA- credit rating with a “Stable” outlook. In November 2023, following the outbreak of the war in Gaza, S&P reaffirmed the rating of the State of Israel at AA- and changed its outlook from “Stable” to “Negative”. In April 2024, S&P downgraded Israel’s credit rating to A+ from AA- and placed Israel’s outlook on “Negative”.
In April 2023, Moody’s Investor Services (“Moody’s”), reaffirmed Israel’s credit rating at A1 but changed its rating outlook from “Positive” to “Stable”. In October 2023, Moody’s placed Israel on “Rating Under Review” (“RUR”), and in February 2024, for the first time since Israel first received a credit rating, Moody’s downgraded Israel’s credit rating to A2, with a “Negative” outlook.
In March 2023, Fitch Ratings (“Fitch”), reaffirmed Israel’s A+ credit rating and left its “Stable” outlook. In October 2023, Fitch reaffirmed Israel’s credit rating at A+ but placed Israel on “Rating Watch Negative” (“RWN”) due to the possible market impacts of the war. In April 2024, Fitch affirmed Israel rating at A+ and lifted the RWN but placed Israel’s outlook on “Negative”.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 4.9% of GDP in 2023, which was the 21st consecutive year in which a positive surplus in the current account was recorded. In the first quarter of 2024, the current account surplus amounted to 5.2% of GDP (on a seasonally adjusted basis). Israel’s net exports have grown significantly in recent years from $9.1 billion in 2019 to $15.5 billion in 2022, with an increase in 2023 to

$18.9 billion. The growth in net exports in recent years has mostly been driven by the export of services. In the first quarter of 2024, the net exports surplus amounted to $3.9 billion (on a seasonally adjusted basis).
In 2023, 29.9% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (an increase from 27.3% in 2022), 24.0% were to the United States (an increase from 21.7% in 2022), 20.5% were to Asia (a decrease from 22.8% in 2022) and 25.6% were to other markets (a decrease from 28.3% in 2022).
In 2023, 34.0% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (an increase from 31.5% in 2022), 27.1% from Asia (a decrease from 27.7% in 2022), 9.4% from the United States (an increase from 8.7% in 2022) and 29.5% from other countries (a decrease from 32.1% in 2022).
Over the past five years (measured from January 2, 2019 to December 29, 2023), the NIS/USD exchange rate has averaged at 3.45 NIS to 1.00 USD, fluctuating between a high of 4.08 (recorded on October 27, 2023) and a low of 3.0740 NIS/USD (recorded on November 17, 2021). The exchange rate as of June 3, 2024 stood at 3.66 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2023 stood at $204.6 billion, which was 39.5% of GDP. In the last quarter of 2023, during the early days of the war in Gaza, the BOI sold $8.5 billion of foreign currency reserves in an effort to stabilize the NIS and offset its depreciation.
The level of foreign currency reserves has been maintained above 25% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to- GDP ratio.
In connection with the continuation of the Government’s debt reduction policy, general government debt-to-GDP, also known as “public debt-to-GDP” (including local authorities’ debt), decreased to 59.3% in 2019, a decrease of 0.9% from 2018. In 2020, however, as a result of COVID-19-related expenditures and lower than expected revenues, the deficit rose to 11.3% of GDP, which was significantly above the deficit target set for the year and similarly, the public debt-to-GDP ratio for 2020 increased to 70.9%. In 2021, the deficit decreased to 4.4% of GDP, which was lower than the deficit target as state revenues exceeded expectations and there were lower than expected COVID-19-related expenditures, and the public debt-to-GDP ratio in 2021 decreased to 67.8%. In light of higher than expected revenues and lower than expected expenditure, as a result of the COVID-19 recovery, a cumulative budget surplus of approximately NIS 9.8 billion (0.6% of GDP) was measured in 2022, resulting in a debt-to-GDP of 60.5%. In May 2023, a budget for the years 2023-2024 was approved by the Knesset. In light of the Israel-Gaza war, the budgets for 2023 and 2024 were revised at the end of 2023 and at the beginning of 2024 as government expenditure increased significantly due to the war in Gaza. In addition, tax revenues moderated since the beginning of 2023 and declined in comparison to the previous year. As a result, the budget deficit rose to 4.1% of GDP in 2023 while the debt-to-GDP ratio increased to 62.0%.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2014 to 2023) was approximately 1.1%, which is within the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. The average annual CPI growth rate was 0.8% in 2019 and decreased by 0.6% in 2020. In 2021, the CPI increased by 1.5%, which was within the target of the BoI for the first time since 2013. In 2022, the CPI increased by an annual average of 4.4%, as inflation rose worldwide. In 2023 the CPI increased by an annual average of 4.2%, and the year-end inflation rate stood at 3%, as inflation returned to within the target range of the Bank of Israel.
Since April 2022, due to rising inflation, the BoI increased the interest rate ten times from 0.10% to 4.75% in May 2023. In January 2024, the BoI lowered the interest rate by 0.25% to 4.50%, as inflation returned to within the target range. The real interest rate (nominal interest rate less inflation expectations) averaged -0.8%, 0.1%, -1.8%, -1.7% and 1.8% in, 2019, 2020, 2021, 2022 and 2023 respectively.
Labor Market
Prior to the outbreak of COVID-19, the annual labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.5% in 2019. Unemployment averaged 3.8% in 2019. Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. In 2023, the labor force participation rate stood at 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. In the last quarter of 2023, the number of those absent from work due to economic reasons rose significantly due to the effects of the war in Gaza. This rise contributed an additional 1.5% yearly average to the unemployment rate. In addition, the effect of those missing from work due to military duty during the war added an additional 0.8% to the yearly unemployment rate. During the initial months of the war, primarily in October, those absent from work due to other reasons connected to the war, added another 0.7% to the yearly unemployment rate in 2023.
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the BoI’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the BoI, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 5,420.7 billion at the end of 2023 and grew by 6.2%, -2.0%, and 15.8% in 2023, 2022 and 2021, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2023, the TA-35 and TA-125 indices increased by 3.8% and 4.1%, respectively, compared to increases in the S&P 500 of 24.2% and in the NASDAQ Composite of 43.4% over the same period. Between December 31, 2023 and May 31, 2024, the TA-35 and TA-125 increased by 7.2% and 5.6%, respectively, compared to increases in the S&P 500 and the NASDAQ Composite of 10.6% and 11.5%, respectively, over the same period. After an initial negative impact of the attack by Hamas on Israel on October 7, 2023, the Israeli capital markets recovered surpassing pre-war levels as of June 2024.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. Most recently, in March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate of $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate of $3.0 billion principal amount of 5.75% bonds due 2054. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.500% bonds due 2033.

Green Bond Framework
In November 2022, Israel published its Green Bond Framework (the “Framework”) in order to support achieving Israel’s climate and broader environmental goals. The Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by CICERO Shades of Green, an internationally recognized Second Party Opinion (“SPO”) provider for green bonds. In the SPO delivered to Israel and published in November 2022, CICERO Shades of Green assigned the Framework an overall shading of “Dark Green” (its highest rating) and a governance score of “Good”.
Israel’s Framework is aligned with the International Capital Market Association’s 2021 Green Bond Principles (the “ICMA Green Bond Principles”), as was indicated by the SPO. The Framework is structured in accordance with the ICMA Green Bond Principles’ four core components, which include: (i) use of proceeds, (ii) process for project evaluation and selection, (iii) management of proceeds and (iv) reporting.
The Framework also follows the recommendation of the Green Bond Principles with regard to external review. While the EU Taxonomy does not apply to Israel, Israel recognizes its importance and the Framework considers the Substantial Contribution Criteria of the EU Taxonomy, as well as the draft Israeli Taxonomy, to the extent possible.
The Framework may be updated from time to time to ensure continued alignment with voluntary market practices, emerging standards and classification systems. Any updated version of the Framework will either maintain or improve the current level of transparency, reporting and disclosures, and will be subject to the same external review standards.
Use of Proceeds
Under the Framework, Israel can issue “Green Bonds” with an amount equivalent to the net proceeds from the issuance being used to finance or refinance, in part or in full, government expenditures providing distinct environmental benefits and which comply with the eligibility criteria outlined in the Framework (“Eligible Green Expenditures”). Eligible Green Expenditures are limited to government expenditures that occurred no earlier than two budget years prior to the issuance of the Green Bonds, the budget year of issuance of the Green Bonds and the two budget years following the issuance of the Green Bonds.
Eligible Green Expenditures may include investment expenditures, operating expenditures, fiscal expenditures, and subsidies, as all such expenditures can be deployed to meet Israel’s environmental goals and policies. Eligible Green Expenditures will exclude any State disbursements to a local agency or local authority that participates in capital markets to raise financing, such as the issuance of Green Bonds. For the avoidance of doubt, expenditures already financed via external dedicated funding sources will not be eligible under the Framework in order to avoid any double counting. Where projects are partially funded by Israel, the proportion funded by the State can be considered as eligible, so long as underlying criteria are met.
Under the Framework, the Eligible Green Expenditure categories include the following: clean transportation, renewable energy, energy efficiency, green buildings, sustainable water and wastewater management, pollution prevention and control and circular economy, environmentally sustainable management of living natural resources and land use, and climate change adaptation.
Expenditures related to the following activities are explicitly excluded from being financed through Israel’s Green Bonds: fossil fuel energy, waste to landfill, investments related to pure internal combustion engines, gambling, tobacco, alcohol and weapons.
Process for Project Evaluation and Selection
Israel has established a Sustainable Finance Working Group (the “SFWG”) to ensure appropriate evaluation and selection of Eligible Green Expenditures in line with its use of proceeds criteria. The SFWG’s responsibilities include: (i) reviewing and assessing the proposed expenditures to determine their compliance with the Framework; (ii) annually monitoring the compliance of the selected Eligible Green Expenditures; (iii) in the event of an expenditure postponement, cancellation, divestment or ineligibility, identifying a new Eligible Green Expenditure; and (iv) supporting and facilitating impact and allocation reporting.

Management of Proceeds
In accordance with the Framework, the proceeds of each Green Bond will be deposited in general funding accounts. The Ministry of Finance will oversee the allocation and tracking of an amount equivalent to the net proceeds from all outstanding Green Bonds to Eligible Green Expenditures through a “Green Bond Register”. Proceeds of the Green Bonds will be managed on an aggregated basis for multiple Green Bonds (portfolio approach).
Reporting
For each Green Bond, Israel commits to publish on its website an annual allocation report until full allocation of the proceeds. In January 2024, Israel published its allocation report with respect to its $2 billion 4.500% green bonds due 2033 with full allocation of the proceeds. Impact reporting will be published between one and three years following the respective issuance and at least once in the bond’s lifetime.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The executive power of the State of Israel is held by a democratically elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the “Head of State” and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, who is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition government and on December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister, Benjamin Netanyahu. The political parties that are members of the coalition are: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam. Following the October 7, 2023 attack by Hamas on Israel, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, when the National Unity Party led by Benny Gantz resigned from the unity government.
Proposed Legislative Changes to the Judicial System.   In 2023, the Knesset’s Constitution, Law and Justice Committee (the “Constitution Committee”) started promoting a number of bills regarding the Israeli judicial system, which were approved in the first reading by the Knesset plenum. Since the start of the war in Gaza, the proposed Legislative changes have been put on hold.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank

(see “State of Israel — International Relations”). Despite this, there has been ongoing tension at the border between Israel and Gaza, often characterized by Hamas rocket attacks and other acts of violence by individual Palestinians and responsive Israeli military campaigns commenced with the goal of suppressing the violence.
For example, in the beginning of May 2019, there was a wave of Hamas rocket attacks from Gaza with over 700 rockets launched into Israeli territory, killing four Israeli civilians and two Palestinians. Within three days, this wave of violence was suppressed and a ceasefire was agreed to. On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities. A ceasefire was reached on May 21, 2021. On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against the Islamic Jihad terror network in Gaza. The operation ended with a ceasefire brokered by Egypt on August 7, 2022.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip killing approximately 1,200 people and kidnapping 251 people. See “— October 7, 2023 Attack on Israel and the War in Gaza” above.
Israel-United States Relations.   In July 2022, President Joe Biden visited Israel. During his meeting with then-Prime Minister, Yair Lapid, in Jerusalem on July 14, 2022, the leaders of the United States and Israel adopted the Joint Declaration on the U.S.-Israel Strategic Partnership. In the declaration, the United States and Israel reaffirmed the unbreakable bond between the two countries and the enduring commitment of the United States to Israel’s security and qualitative military edge, as well as the foundation of the strategic U.S.- Israel partnership based on a bedrock of shared values, interests and a true friendship. The declaration also addresses the Iranian nuclear program, committing both countries to “use all elements of national power” to prevent Iran from acquiring a nuclear weapon. Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war, the US has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, President Joe Biden visited Israel to show his support and approved an additional foreign aid package for Israel totaling $26.4 billion (which was approved by the House and signed by the President in April 2024). In addition, President Joe Biden supported Israel’s efforts to bring a hostage deal to international forums, including at the UN Security Council.
Abraham Accords.   See “State of Israel — International Relations — Abraham Accords” for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan and the Abraham Accords Peace Treaty.
Israel-Turkey Relations.   In August 2022, Israel and Turkey agreed to resume normal diplomatic relations with the announcement that the two countries will return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara, and visits by the Ministers of Commerce and Defense to Turkey.
Israel was the first country to deploy a search and rescue mission to Turkey, following the devastating earthquake that hit Southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and assisted in providing humanitarian and medical assistance to the Turkish authorities on the ground.
Following the attack by Hamas on Israel and the commencement of the war in Gaza, as of December 2023, Turkey has recalled its ambassador for consultation and Israel had done the same. Additionally, in March 2024, Turkey announced sanctions on trade with Israel, significantly reducing economic exchange between the two countries.
Israel-Ukraine Relations.   In February 2023, then-Foreign Minister, Eli Cohen, was the first Israeli official to visit Kiev and meet with the Ukrainian President, Volodymyr Zelenskyy, since the Russian offensive in Ukraine began in 2022.

Recent Developments in Relations with Certain other Countries.   In February 2023, an official Israeli delegation, led by then-Foreign Minister Eli Cohen, visited Khartoum to further advance normalization of relations between Israel and Sudan.In April 2023, the Azerbaijani Foreign Minister attended the official opening of Azerbaijan’s embassy in Israel. In the same month, the foreign ministers of Israel and Poland signed an agreement to reinstate youth study visits between the countries. Additionally, Poland announced that a Polish ambassador would be reinstated to Israel.
In July 2023, Israel recognized Moroccan sovereignty over the territory of Western Sahara.
In September 2023, Papua New Guinea opened an Embassy in Jerusalem.
For a discussion of the impact of the October 7, 2023 attacks and the war in Gaza on Israel’s foreign relations, see “— October 7, 2023 Attack on Israel and the War in Gaza — International Reaction” above.
Privatization
In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises previously owned by the State and the reduction of State subsidization of several business enterprises. In total, between 1986 and 2023, 99 Government-owned Companies (as defined in “The Economy — Role of the State in the Economy,” below) became partially or fully privatized. The proceeds stemming from privatizations between 2005 and 2023 totaled $5.3 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as in State-owned land and seaports, the Postal Company, energy and transportation utilities, and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program until September 2028. For further information on the U.S. loan guarantee program, see “Public Debt — External Government Debt”.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2019	2020	2021	2022	2023
Main Indicators
GDP (at constant 2015 prices)	1,383.1	1,362.9	1,490.2	1,586.6	1,618.3
Real GDP growth	3.8%	-1.5%	9.3%	6.5%	2.0%
GDP per capita (in NIS, at constant 2015 prices)	152,812	147,908	159,085	166,123	165,871
GDP per capita, percentage change	1.8%	-3.2%	7.6%	4.4%	-0.2%
Inflation (change in CPI – annual average)	0.8%	-0.6%	1.5%	4.4%	4.2%
Industrial production	2.9%	6.3%	5.9%	15%	1.3%
Business sector product (at constant 2015 prices)	1,035.4	1,016.5	1,132.4	1,219.3	1,233.4
Permanent average population (thousands)	9,054	9,215	9,367	9,551	9,765
Unemployment rate	3.8%	4.3%(1)	5.0%(2)	3.8%(3)	3.4%(4)
Foreign direct investment (inflows, in billions of dollars)	17.4	21.0	19.0	23.0	15.1
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	429.0	418.6	481.1	552.6	518.4
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	425.4	391.6	474.3	531.3	469.0
External Debt
External debt liabilities (in millions of dollars, at year-end)	103,202	129,931	160,328	155,903	144,766
Net external debt (in millions of dollars, at year-end)	-170,256	-204,115	-225,656	-209,228	-250,564
Central Government Debt
Total gross central government debt (at end-of- year current prices)	823.2	983.9	1,044.1	1,037.1	1,127.3
Total gross central government debt as percentage of GDP	57.8%	69.4%	66.0%	58.8%	60.3%
Revenues and Expenditures (net)
Revenues and grants	325.4	317.9	392.9	447.9	424.4
Expenditures	492.1	563.1	587.6	570.0	621.4
Expenditures other than capital expenditures	354.8	426.4	426.9	403.5	456.0
Development expenditures (including repayments of debt)	137.3	136.7	160.7	166.5	165.4
Repayments of debt	104.9	97.4	119.8	126.6	122.8

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

(2)
In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.2%).

(3)
In 2022 unemployment (as defined in footnote 1 above) amounted to 5.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (0.4%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (0.9%).

(4)
In 2023 unemployment amounted to 6.4% including those absent from work due to economic reasons such as reduction in the scope of work or closure of a workplace (1.5%), those absent due to military duty (0.8%) and those absent during the war for other reasons (0.7%).

Source:   Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL
Introduction
Israel is a highly developed, industrialized democracy. The country has seen improvements in many economic and fiscal indicators in recent decades. GDP growth has remained steady and consistent, except for contractions experienced during the global slowdown of the early 2000s and fluctuating growth rates in the aftermath of global crises such as the 2008 financial crisis, the European debt crisis, and most recently, the COVID-19 pandemic. Between 2013 and 2023, real GDP increased at an average annual rate of 3.9%, and increased by 2.0% in 2023 compared to 2022. Additionally, in 2023, the outbreak of the Israel-Gaza war saw a negative impact on the private consumption, which experienced a decline of 0.7%, while public consumption increased by 7.9%.
In 2019 the budget deficit increased to 3.7%, above the set target of 2.9%. In 2020, the budget deficit amounted to 11.3% as public expenditure increased due to the Government’s stimulus plan to support the economy during the COVID-19 crisis and the decrease in tax revenues. In 2021, the budget deficit shrunk to 4.4% of GDP, primarily as a result of the significant growth in revenue collection. In 2022, the trend of high tax revenues continued, leading to a budget surplus of 0.6%. In 2023, the budget deficit amounted to 4.1% due to increased government spending prompted by the war in Gaza.
Income inequality and poverty levels have decreased, in the recent decades, due to a strong labor market and steady growth in employment. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. Israel’s GDP per capita based on purchasing power parity, however, remains relatively low.
The unemployment rate has declined consistently throughout the past decade and this has been accompanied by an improvement in the labor participation rate. The labor participation rate was 63.5% in 2023, continuing the upward trend of incremental improvement from 61.8% in 2020. The growing employment rate in recent years has led to an increase in real wages and disposable income. There remains an increased demand for workers, particularly high-skilled workers, in the Israeli economy. In 2020, following the outbreak of COVID-19, unemployment increased sharply due to Government measures imposed to curtail the spread of COVID-19, including national lockdowns. While the unemployment rate declined in 2021, it remained relatively high due to the ongoing effects of COVID-19. The 2021 unemployment rate stood at 5.0%, with 2.9% having left the labor force as a consequence of the COVID-19 pandemic, and a further 2.1% who were absent from work due to reasons related to COVID-19. In 2022, the unemployment rate decreased to 3.8%, returning to pre-pandemic levels. In 2023, the unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. While the unemployment rate has remained low throughout the war in Gaza, an additional 1.5% increase in unemployment can be attributed to the effects of the war (however this figure does not include reservists that were absent from work). In October 2023, approximately 764,000 people (18% of the employed population) were absent from work due to reasons related to the war of which 139,000 were reservists, which decreased to roughly 285,000 (7% of the employed population) by December 2023 of which 149,000 were reservists. One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2022, 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of the new immigrants were highly educated and possessed strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. This enabled them to successfully integrate into the economy.
Israel has made substantial progress in opening-up its economy since 1990, removing major trade barriers and tariffs. Israel has entered into free trade agreements with its major trading partners and is one of a handful of nations to maintain free trade agreements with both the United States and the EU. Israel also signed free trade agreements with the European Free Trade Association (“EFTA”), Turkey, Jordan, Egypt and Mexico.
Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles. Jerusalem is the capital of Israel.
Population
Israel’s population (including Israeli citizens residing in the West Bank and excluding foreign nationals residing in Israel for employment purposes) is approximately 9.8 million as of the end of 2023. Between 1990 and 2021, Israel’s population grew by 96%, with a significant part of the increase attributable to immigration from the former Soviet Union. In 2022, 12.4% of the Israeli population was 65 years of age or older, 31.5% was between the ages of 35 and 64, 28.3% was between the ages of 15 and 34, and 27.8% was under the age of 15. 91.7% of the population of Israel lives in urban areas with 18.1% of the population living in Israel’s three largest cities: Jerusalem (population 981,700), Tel Aviv (population 474,500) and Haifa (population 290,300).
The Israeli population is comprised of a variety of ethnic and religious groups. In 2022, the ethnoreligious composition of the Israeli population was 74% Jewish, 18% Muslim, 1.9% Christian and 1.6% Druze. Israel’s Declaration of Independence and various dicta of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language of Israel, while Arabic holds a special status and English is commonly used.
Immigration
Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews and those of Jewish ancestry (their children, grandchildren and their spouses), have the right to immigrate and settle in Israel and gain citizenship. In 2018, 29,800 immigrants arrived in Israel, an increase of 2.5% compared to 2017. In 2019, 35,010 immigrants arrived in Israel, an increase of 17.5% compared to 2018. In 2020, 21,110 immigrants arrived in Israel, a decrease of 39.7% compared to 2019. In 2021, 27,982 immigrants arrived in Israel, an increase of 32.6% compared to 2020. In 2022, 74,474 immigrants arrived in Israel, an increase of 266% compared to 2021. In 2023, 46,590 immigrants arrived in Israel, a decrease of 37% compared to 2022. Despite this decrease, the number of immigrants is still significantly higher than in previous years, mainly as a result of the ongoing conflict between Russia and Ukraine, as approximately 74% of the immigrants that arrived in Israel in 2023 are citizens of Russia or Ukraine.
Israel, like many other developed countries, experienced an influx of individuals entering its territory illegally. Previously many migrants entered Israel by crossing the Israeli-Egyptian border (not through an official border crossing), in a period prior to the enactment of the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and the completion of constructing a major portion of a border fence in 2012-2013. Since 2013, there has been a drastic decrease in the number of illegal migrants. Since 2010, thousands of illegal migrants have voluntarily left Israel to other countries or returned to their countries of origin.
According to data from the Population and Immigration Authority, as of the end of 2023, there were approximately 23,081 illegal migrants (i.e., who did not enter through an official border crossing) in Israel (excluding births) and approximately 20,612 of whom originated from Eritrea and Sudan. Although Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, the policy with respect to such migrants is subject to review from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law codified by the 1951 Convention Relating to the Status of Refugees. Applicants for asylum by migrants, whether legal or illegal, are interviewed by the Refugee Status Determination Unit to determine whether a migrant fulfills the criteria set by the Convention, and those who are denied refugee status may appeal to the court system. From 2017 to 2023, Israel received approximately 55,644 requests for political asylum, some submitted by Eritrean and Sudanese nationals.
During 2023, there were several changes in the characteristics of asylum applicants. The most significant change can be attributed to the ongoing conflict between Russia and Ukraine. Due to the limited resources available for processing asylum applications, sometimes a decision is taken to prioritize populations whose cases can be advanced. Accordingly and due to the fact that currently all Ukrainian citizens are covered under a policy of non-removal as a result of the conflict taking place in their country (a policy which is subject to review from time to time), the asylum applications of Ukrainian citizens in Israel are not prioritized at this time and are not included in the number of applications submitted in 2023.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of fundamental rights, such as, among others, to property, life, bodily integrity, dignity, privacy and choice of occupation. These basic laws were recognized as having a distinctive status by the Israeli Supreme Court in comparison with other laws and, in certain instances, require an absolute majority vote of the Knesset to be amended. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed their full democratic rights. Freedom of religion, speech, assembly, press and political affiliation are embodied in Israel’s laws, judicial decisions and its Declaration of Independence.
The President of Israel is its Head of State. The President has an apolitical, figurehead role, with the operational executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a single seven-year term without possibility of reelection. The President has no veto powers and the duties of the office are mainly ceremonial. President Isaac Herzog took office in July 2021 as the successor of President Reuven Rivlin.
The legislative powers of the State reside in the Knesset, a unicameral parliament that consists of 120 members elected through nationwide proportional representation closed-list voting system. The Knesset is elected for a fixed four-year term, although most parliaments have not completed a full term, with premature dissolutions of parliament followed by fresh elections being frequent occurrences. Notably, in the span of approximately two and a half years between April 2019 and November 2022, Israel held five elections.
The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with Basic-Law: The Knesset and the Knesset Elections Law of 1969. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur in situations of political stalemate or when the Government is unable to obtain the Knesset’s support for its policies. Failure to form a government after elections or to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) may also trigger early elections.
Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party-list and can only have influence over the position of individual candidates placed on the party list, if the party decides to hold primary elections, and the citizen is a member of such party. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the new Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, he or she is not required to be so, but is the member of Knesset who has the most chance of forming a government, based on the consultation with the parties. If the selected Knesset member successfully assembles a coalition, and the Knesset votes in favor of the proposed government, then this Knesset member becomes Prime Minister and a government is formed. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition government. On December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister, Benjamin Netanyahu. The political parties that are members of the coalition are: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam.

The following table sets forth the number of Knesset seats by political party as of June 30, 2024.
Table No. 3
Distribution of Knesset Seats by Political Party
(As of June 30, 2024)
Number of Seats
Likud	32
Yesh Atid	24
Shas	11
National Unity Party (Hamachne HaMamlacti)	8
United Torah Judaism	7
Religious Zionism	7
Otzma Yehudit	6
Israel Beitenu	6
Ra’am – United Arab List	5
Hadash-Ta’al	5
Labor (Haavoda)	4
The United Right (Hayamin HaMamlachti)	4
Noam	1
Total	120

Source:   The Knesset.
The Judiciary
The Israeli judiciary, which functions independently from the executive and legislative branches, is comprised of several instances of law courts.
The court system consists of Magistrates’ Courts, Labor Courts, District Courts and the Supreme Court (sitting also as the High Court of Justice). The courts, which have jurisdiction over civil, administrative and criminal matters (as well as the labor-related issues), are administered by the Directorate of Courts, which is a separate unit operating within the Ministry of Justice. Alongside this judicial “pyramid”, religious tribunals operating under the Ministry of Religious Services have jurisdiction over certain matters of personal status, and military tribunals operating within the Israel Defense Forces are authorized to try soldiers for criminal and military offenses.
Israel has 32 Magistrates’ Courts, which are courts of first instance that have jurisdiction over criminal matters relating to offenses carrying sentences of less than seven years’ imprisonment, as well as over civil claims of less than NIS 2.5 million and claims involving the use and possession of real estate. The Magistrates’ Courts also sit as specialized courts based on subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts, Community Courts and Juvenile Courts.
Issues related to labor and social security are under the jurisdiction of the Labor Courts. The Labor Court system consists of Regional Courts and the National Labor Court, which serves both as an appellate court and as a court of first instance in certain matters.
The six District Courts — located in Jerusalem, Tel Aviv, Haifa, Be’er Sheva, Nof HaGalil-Nazareth, and Lod — are courts of first instance in matters that do not fall within the jurisdiction of Magistrates’ Courts. District Courts are also courts of first instance in certain cases concerning corporations and partnerships, intellectual property, and administrative matters (e.g. tax matters, government tenders, planning and building issues, and other petitions against decisions of government bodies and authorities). Additionally, the District Courts hear appeals of Magistrates’ Court decisions.
The Jerusalem District Court has exclusive jurisdiction over certain matters, such as election appeals, extradition, and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction over maritime matters. In addition, the Tel Aviv and Haifa District Courts have an “Economic Affairs Department” that has jurisdiction over certain financial matters, such as derivative actions and class actions related to securities.
The Supreme Court, located in Jerusalem, sits as an appellate court in review of the District Courts’ decisions. The Supreme Court may also hold further hearings on its own decisions and can order a retrial in criminal matters. In addition, the Supreme Court sits as the High Court of Justice, which serves as the first and only instance on certain administrative and constitutional issues. The High Court of Justice is also authorized to review the decisions of the National Labor Court as well as religious and military tribunals. The Supreme Court is composed of fifteen Justices (with thirteen Justices currently serving), and its rulings are considered binding upon all lower courts in Israel.
Judges in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two government ministers (including the Minister of Justice), two members of the Knesset, and two members of the Israel Bar Association. Judges are appointed by the President of the State after being selected by the Judicial Selection Committee. According to a longstanding convention, the President of the Supreme Court is selected from amongst its Justices based on seniority in the Supreme Court; however, since no President has been selected to replace President (ret.) Esther Hayut since her retirement on October 17, 2023, the Supreme Court is currently headed by Acting President Uzi Vogelman.
On October 7, 2023, following Hamas’ terror attack on Israel and due to additional security constraints, the Home Front Command (HFC) declared a “special situation” throughout the country. Consequently, the Minister of Justice implemented Special Emergency Regulations in Israeli courts, in cooperation with the President of the Supreme Court and later with the Acting President of the Supreme Court and the Administrator of the Courts. The Supreme Court heard all types of cases throughout the majority of the emergency period. Lower courts held oral hearings mainly on certain types of urgent matters, as specified by the Minister of Justice, while continuing to hand down written decisions and rulings in cases on their dockets. Gradually, oral hearings were permitted to be held in additional types of cases, as determined by the Minister of Justice, the President of the National Labor Court and the Administrator of the Courts. Additionally, each court’s President could authorize holding hearings in individual cases not belonging to these specified case types. While some courts closed down for minimal periods due to security constraints, the Courts’ Registries continued to provide services to the public throughout the emergency period. After several extensions, the special emergency period in the courts ended on November 30, 2023, and the Court System returned to regular operations.
See “Political Situation — Proposed Legislative Changes to the Judicial System” for a discussion of the proposed Judicial Reform.
National Institutions
Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.211 billion in 2023, compared to $0.11 billion in 2022.
International Relations
Israel currently maintains diplomatic relations with 166 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values of democracy and mutual respect. During the 1990s, Israel established or reestablished commercial, trade and diplomatic relations with all of the republics of the former Soviet Union and Eastern Europe. Israel has seen significant growth of commercial, trade and diplomatic relations with key Asian countries, especially Japan, South Korea, China and India. Over the past three decades, Israel has encouraged efforts to increase relations with the region’s Arab countries. Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and to economic opportunities for regional development (see “Abraham Accords,” below).
International Relations since October 7, 2023 Attacks — Israel has received support from key members of the international community since the attack by Hamas against Israel on October 7. 2023, including from many grassroots organizations and the Jewish diaspora. Although some countries have recalled their ambassadors for consultation (including Brazil, Honduras, Chile, Colombia, South Africa, Turkey, Jordan, and Chad), and Nicaragua and Belize have severed their diplomatic relations with Israel, the country still enjoys strong relations and support from the international community. Since the start of the war, more than 70 country leaders and foreign ministers have visited Israel, demonstrating their support.
Israel and the United States.   Israel maintains a close economic, diplomatic and military relationship with the United States.
Israel receives military assistance from the United States and has received economic assistance from the United States averaging approximately $3 billion per year since 1987, including by way of loan guarantees.
U.S. foreign assistance to Israel has reduced by way of a phase-out of the U.S. Economic Support Fund, however, the level of its Foreign Military Financing assistance to Israel has increased. In 2016, the United States and Israel reached an agreement on a package of at least $38 billion in U.S. military aid over the course of 10 years ($3.8 billion per year). In April 2024, following the war in Gaza, an additional foreign aid package for Israel totaling $26.4 billion was approved by the House and signed by President Biden. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries. In 2017, the President of the United States formally recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. In 2018, the U.S. officially inaugurated its new embassy in Jerusalem. In 2019, the President of the United States recognized Israeli sovereignty over the Golan Heights.
For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet clear.
Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war, the US has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, President Joe Biden visited Israel to show his support. In April 2024, the US approve the additional foreign aid package for Israel described above. In addition, Prime Minister Benjamin Netanyahu is scheduled to address both houses of the U.S. Congress which is another sign of the strong bond between the countries.
Israel and the Middle East.   Since 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.

Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of ISIS (Islamist State in Iraq and Syria) in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence. Israel monitors the situation and terror infrastructure in Syria very closely as well as the increased Iranian and radical presence in the area. Israel remains vigilant about security of its border with Syria, possible transfers of strategic weapons, and the possible spillover of radical forces along the border with Israel.
After years of hostility and wars between Egypt and Israel, intensive negotiations were held by the two countries with the close assistance of the United States. On March 26, 1979, Egypt and Israel signed a peace treaty. This was the first peace agreement signed between Israel and one of its neighboring countries and since then, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.
Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf region.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to stability in the region and other shared interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare and agriculture, as there has been a growing recognition of Israel’s capabilities in these areas.
Abraham Accords and Other Regional Developments.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached and in September 2020, the Abraham Accords Peace Treaty was signed at the White House. The Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in November 2020.
In December 2020, Israel and Morocco established full diplomatic relations and in January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords also led to the stationing of official diplomatic representatives from the UAE, Bahrain and Morocco in Israel, and Israeli representatives in the UAE, Bahrain and Morocco. Official delegations from the various countries have met many times since the signing of the Accords, which resulted in numerous bilateral or multilateral agreements, partnerships and cooperation efforts between governments and across sectors. For example, several partnerships and cooperation efforts have been set up in the finance, culture and tourism sectors. Direct flight routes have also been established between Israel and Morocco, the UAE and Bahrain.
In April 2022, Israel and the UAE completed negotiations on a bilateral free trade agreement, which was ratified in December 2022, representing the first comprehensive free trade agreement reached between Israel and an Arab country. In addition, free trade agreement discussions have begun with the Kingdom of Bahrain.
The Abraham Accords have enhanced regional cooperation. On November 24, 2021, Israel and Morocco signed a defense Memorandum of Understanding, which formalized defense relations between the countries and sets a foundation for future cooperation on intelligence and military training, among other areas. This represents a significant step in the deepening relations of Israel and the Kingdom of Morocco, which already benefit from increased economic cooperation and bilateral tourism. In addition, on November 22, 2021, the governments of Jordan, Israel and the UAE signed a landmark declaration of intent to build renewable electricity and water desalination facilities to address the threat posed by climate change to energy and water security in the region.
On March 28, 2022, Israel hosted the Negev Summit and following its success, the founding document of the Negev Forum was adopted. The Negev Forum incorporated six working groups in the fields of Food Security, Health, Regional Security, Energy, Tourism and Tolerance. In January 2023, the Negev Summit’s six working groups convened in Abu Dhabi, bringing together over 150 senior officials and experts from the six member countries of the Negev Forum (the United Arab Emirates, Bahrain, Egypt, Morocco, the USA, and Israel). This marked the largest gathering between Israel and Arab nations since the Madrid Conference in 1992.
In July 2022, Saudi Arabia approved the opening of its airspace to all aircrafts flying to and from Israel, which marked a significant decision for Israeli aviation, tourism and commerce. In parallel, Saudi Arabia received Israel’s agreement to transfer the Tiran and Sanafir islands from Egyptian to Saudi sovereignty, which are to remain a demilitarized zone occupied by a U.S.-led multi-national force according to the peace agreement between Israel and Egypt. In February 2023, Oman joined Saudi Arabia in allowing overflight for Israeli airlines, by opening its airspace to all airlines, thus allowing a corridor for Israel to use on routes to Asia and Oceanea.
A maritime agreement between Israel and Lebanon was agreed to in October 2022, which ended a protracted maritime dispute in the eastern Mediterranean. It delimited the maritime boundary between Israel and Lebanon and also functioned as the first de-facto recognition of Israel by Lebanon. This mutual recognition between the two states offers another example of the evolving political environment in the Middle East.
Israel and Its Borders.   During July and August 2006, Israel became embroiled in a war, termed the ‘Second Lebanon War,’ with Hezbollah, a terror organization supported by Iran and based in Lebanon. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.
Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful, but Hezbollah’s military buildup of more sophisticated weapons with greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.
As mentioned above, Israel closely monitors security on its northern and southern borders, due to the presence of radical military and paramilitary organizations. Since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of the Syrian President Assad. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region and has stated that it will not allow the further entrenchment of Iranian forces in Syria.
Since October 7, 2023, Hezbollah has increased the level of tension along the northern border and varying levels of cross-border exchanges of rocket fire persist. Despite the ongoing hostilities, this situation has not escalated into a full-scale war. The skirmishes, which include rocket attacks and retaliatory strikes, have kept tensions high along the border, but both sides have thus far refrained from broader military operations. Israel is engaging in diplomatic efforts to reach a solution that will bring stability to the area.
The Israeli-Palestinian Conflict.   The signing of the Oslo Accords in 1993 between Israel and the Palestine Liberation Organization (“PLO”), and the commitments undertaken for mutual recognition was believed to be a turning point in the relations. This led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000. This included a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and civilians, in violation of the bilateral agreements signed in 1993.

In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. The Hamas terrorist organization’s ascent to power and its violent takeover of Gaza in June 2007 increased instability in the region.
Hamas has held control over the Gaza strip since 2007. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds from Gaza into Israel, as well as attempting to infiltrate by sea. Israel has engaged in several military operations with the goal of suppressing the violence.
In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) have since launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank throughout November and December 2018. These attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists. In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days, this wave of violence was suppressed and a ceasefire was agreed to.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.
On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against the Islamic Jihad terror network in Gaza. During the 56 hours of the operation, terrorist forces from Gaza fired 1,100 missiles on Israel and the IDF hit 170 military targets of the group. The operation ended with a ceasefire brokered by Egypt on August 7, 2022.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip killing approximately 1,200 people and kidnapping 251 people. See “Summary Information and Recent Developments — October 7, 2023 Attack on Israel and the War in Gaza.”
Previous Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. The different Palestinian factions subsequently announced their intentions to form a pact between Fatah and Hamas intended to serve as the foundation of the planned national consensus government. No further progress has been made since.
In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. Prime Minister Benjamin Netanyahu, at the time, declared that the plan would be reviewed in full cooperation with the United States, while maintaining all of Israel’s peace agreements and strategic interests.

Other diplomatic relations.   In recent years, Israel has further developed its diplomatic relations in Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.
Israel and the EU have a very close and deep-rooted relationship. In the 1950’s, Israel was one of the first countries to establish relationships with the European Union. In 1976, the EU and Israel signed their first trade agreement and the EU remains Israel’s largest trading partner. Since June 2013, the Open Skies Agreement has led to an increase in passenger traffic, making the EU a popular destination for Israelis to visit. The EU has supported and helped Israel’s research and innovation sector over the past 20 years.
As part of the Horizon 2020 program, the EU funded over 1,245 projects in Israel totaling €713 million. Israel has also developed new regional alliances with European Countries such as the trilateral agreement with Greece and Cyprus, the Visegrad (Hungary, Czech Republic, Slovakia and Poland), as well as relations with the Baltics and Balkans. This new form of cooperation termed “geometric diplomacy” has led to an unprecedented amount of summit gatherings of the regional leaders with Israel.
In February 2021, Israeli Minister of Foreign Affairs Gabi Ashkenazi and Kosovo Minister of Foreign Affairs Meliza Haradinaj, signed an agreement establishing diplomatic relations between Israel and Kosovo. The two foreign ministers also signed a memoranda of understanding for policy consultations and an agreement for cooperation with MASHAV-Israel’s Agency for International Development Cooperation.
In recent years, Israel has significantly increased its activity in Africa, and new Israeli aid projects were developed with several African countries. In early 2019, Israel opened an embassy in Rwanda, its 11th African embassy, in and renewed its diplomatic relations with Chad. These events mark the strengthening ties between Israel and the continent. The President of Israel visited Ethiopia in May 2018, and the Prime Minister made official visits to several African countries, including Kenya and Liberia.
Israel has also increased its diplomatic activity in Asia. In 2018, relations between Israel and India deepened and agreements were signed between the two countries covering activity in various industries, including cybersecurity, oil and gas and medicine. In 2018, eight cooperation agreements between Israel and China were signed in science and technology, life sciences, innovation, digital health, and agriculture. In December 2020, Bhutan and Israel established full diplomatic relations.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, the Inter-American Development Bank and a full member of the OECD.
Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and is a founding member of the World Trade Organization. In addition, Israel is a member of initiatives conducted under the framework of the World Trade Organization, namely the Government Procurement Agreement and the Information Technology Agreement.
Israel has an extensive network of free trade agreements (FTAs) with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico, MERCOSUR (Brazil, Argentina, Uruguay and Paraguay), Panama, Colombia, Ukraine, the United Kingdom, South Korea, the United Arab Emirates, and Guatemala. An FTA with Vietnam was signed in 2023, however this still needs to undergo ratification in Vietnam before entering into force. Approximately 67% of Israel’s exports of goods in 2023 were conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with Bahrain and China, and is negotiating an upgrade of its free trade agreement with the United Kingdom and MERCOSUR. Negotiations that were previously held with the Euro-Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan) and India are not progressing as of the date hereof.
In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000, addressing issues related to competition, government procurement, and cooperation in several areas, including research and development (“R&D”). It also expanded liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.
In 1985, Israel and the United States signed a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.
Israel, with the assistance of the United States, developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties, if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement and 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.
Membership in International Organizations and International Economic Agreements related to Research and Development
Since 1996, Israel has been a participant in the EU Framework Programs for Research and Innovation (the “EU Framework Program”), which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D funding platform in the world involving industrial and academic research and innovation.
In December 2021, Israel signed an agreement with the European Commission to join the new Horizon Europe program, the ninth Framework Program for Research and Innovation (2021 – 2027) with a total budget exceeding €95.5 billion. In the first three years of Horizon Europe, 621 Israeli entities participated in 582 projects that were awarded funding in a total sum of €621 million. Since joining the EU Framework Program, more than 27,700 Israeli researchers have participated in 5,335 projects, totaling €3.14 billion in funding.
Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network that supports R&D-based businesses and institutions through funding and partner-matching services. Projects can be launched in a variety of fields and technological areas. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
In 2023, Israeli companies submitted 44 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority. The countries with the most submissions were the U.K. Germany and Italy.
Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five bi-national R&D foundations with the United States, Canada, India, Singapore and South Korea.

THE ECONOMY
Overview
Israel has an industrialized and diversified economy. In 2021, the economy recovered from the COVID-19 pandemic, with GDP increasing by 8.6% and GDP per capita reaching $52,166. In 2022, the positive trend from 2021 continued with a GDP growth rate of 6.5% and GDP per capita reaching $54,999. The war in Gaza that started on October 7, 2023, has negatively affected various sectors of the Israeli economy and growth drivers such as private consumption. Subsequently, public consumption increased, somewhat mitigating the negative effects on growth. In the fourth quarter of 2023, GDP contracted by 19.4% (annual rate, seasonally adjusted, quarter on quarter). Overall, in 2023 the economy grew by 2% and GDP per capita decreased to $51,938, as the Israel-Gaza war had a significant impact.
Israel’s employment rate and average wages have increased significantly in the years prior to the COVID-19 pandemic. However, the overall contraction of the domestic economy in 2020 was reflected in the labor market as the unemployment rate grew significantly. That being said, the participation rate remained stable and at a high level relative to historical and international rates. In 2021, the participation rate maintained the same level as in 2020 (61.8%), and in 2022, it slightly increased nearing pre-pandemic levels (63.3%). The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor. The labor force participation rate stood at 63.5% in 2023, similar to pre-pandemic levels while the official unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. In the last quarter of 2023, the number of those absent from work due to economic reasons rose significantly due to the effects of the war. This rise added an additional 1.5% to the yearly unemployment rate. In addition, the effect of those missing from work due to military duty during the war added an additional 0.8% to the yearly unemployment rate. Furthermore, during the months of the war, primarily in October 2023, those absent from work due to other reasons connected to the war added another 0.7% to the yearly unemployment rate.
Due to recent wage agreements in the public sector, real wages experienced a 1.9% increase in 2023 versus 2022, with a 2.2% increase in the private sector and a 2.0% increase in the public sector.
The high-tech sector in Israel includes industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly, and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited exports, half of which are in high-tech goods and services.
Since 2010, the composition of Israel’s exports has shifted, with the growth in export of services outpacing that of export of goods. In 2021, the share of export of services within Israel’s total exports was greater than that of goods for the first time in the country’s history and has remained so since. In 2023, exports of services performed moderately, posting a growth of 1.5%, while exports of goods decreased by 3.3%. In total, exports grew by 0.85% in 2023.
In recent years, natural gas has contributed to the energy independence of the Israeli economy. From 2006 to 2023, Israel experienced a major shift in fuel components used for electricity generation. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2023, electricity production was comprised of 63% natural gas and 37% coal.
In the last two decades, a central goal of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance this goal, the Government pursued a policy of privatizing State-owned enterprises, including banks, ports and the electricity sector. The Government also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s Public debt-to-GDP ratio on a declining trend since 2009, decreasing to 59.3% in 2019. The debt-to-GDP ratio increased to 70.9% in 2020 as government expenditure rose due to the COVID-19 pandemic and the measures taken to mitigate its impact. In 2021, while government expenditure remained high due to the ongoing effects of the COVID-19 pandemic, the debt-to-GDP ratio decreased to 67.8% and in 2022, as COVID-19 measures were relieved, the-debt-to-DGP ratio decreased to 60.5%. In 2023, as government expenditure grew due to the war in Gaza, the debt to debt-to-GDP ratio increased to 62.0%

The Government is committed to price stability with an inflation target between 1% and 3%. Over the last ten years, prices have risen by an average of 0.8% annually — lower than the target range. In 2019 and 2020, average rates of inflation have remained low, with rates of 0.8% in 2019 and -0.6% in 2020. In 2021, the inflation rate increased to 1.5% as prices reached the inflation target range for the first time since 2013. In 2022, as inflation rose worldwide, the average rate of inflation in Israel reached 4.4%. In 2023, the average inflation rate decreased to 4.2% as rising interest rates led by the Bank of Israel helped mitigate inflation.
Gross Domestic Product
GDP is defined as gross national product minus the income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). From 2016 to 2019, the average annual growth in GDP was 4.1%. Since 2016, national accounts were generally characterized by overall growth across all components of GDP, including private consumption, investments and trade. In 2019, GDP grew by 3.8%, reflecting lower unemployment rates. In 2020, however, GDP contracted by 1.9%, largely as a consequence of decreases in private consumption and investments due to the COVID-19 pandemic. In 2021, the economy recovered from the pandemic and GDP grew by 9.3%, largely as a result of the recovery in private consumption and the high levels of exports and investments. In 2022, GDP grew by 6.5%, mainly due to the continued growth of private consumption and the high levels of exports and investments.
In 2023, GDP grew by 2.0%, lower than the growth rate of 2022 and 2021. The moderate growth can be attributed to a decline in low private consumption in the first three quarters and the effects of the war in the last quarter of the year. In contrast, the public consumption grew rapidly, mainly due to the high expenses of the war which offset the total decline of the other GDP components throughout the year. During the first and second quarters of 2023, GDP increased by the same rate of 2.8% (annual rate, seasonally adjusted, quarter on quarter). In the third quarter of 2023, growth in the economy further moderated, with GDP growing by 1.8% (annual rate, seasonally adjusted, quarter on quarter). In the fourth quarter of 2023, due to the implication of the war, GDP decreased by 21% (annual rate, seasonally adjusted, quarter on quarter).
In 2023, GDP amounted to NIS 1,870 billion and the business sector product amounted to NIS 1,394 billion (in each case, at current prices). Business sector product is calculated as GDP minus certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics applies this methodology in accordance with international and national accounts practices. In 2023, government output and the product of services of private non-profit institutions amounted to NIS 290.3 billion, and housing services amounted to NIS 186.0 billion. These figures represent real growth of 2.9% for housing services in 2023, a slight increase from the rates seen in 2020 and 2021.

Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
	2019	2020	2021	2022	2023
Growth (percent change)
Real GDP growth	4.2%	-1.9%	8.6%	6.5%	2.0%
GDP growth per capita	2.2%	-3.6%	6.8%	4.4%	-0.2%
Inflation (change in CPI – annual average)	0.8%	-0.6%	1.5%	4.4%	4.2%
Industrial production	2.9%	6.3%	5.9%	15.0%	1.3%
Constant 2015 prices
GDP	1,383	1,363	1,490	1,587	1,618
Business sector product	1,035	1,016	1,132	1,219	1,233
Current Prices
GDP	1,425	1,417	1,582	1,764	1,870
Business sector product	1,047	1,033	1,187	1,342	1,394
Permanent average population (thousands of people)	9,054	9,215	9,371	9,557	9,756

Source:   Central Bureau of Statistics.
Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)
	2019	2020	2021	2022	2023
Resources
GDP	1,425	1,417	1,582	1,764	1,870
Imports of goods and services	391	334	407	508	507
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,815	1,751	1,989	2,271	2,377
Use of resources
Private consumption	744	687	775	868	901
Public consumption	316	330	350	369	419
Gross domestic capital formation	338	342	400	475	480
Exports of goods and services	417	391	464	560	577
Total	1,815	1,751	1,989	2,271	2,377

Source:   Central Bureau of Statistics.

Table No. 6
Gross Domestic Product
(Percentage Change by Industry)
	2019	2020	2021	2022	2023	Percent of Total Business Sector, 2023
Agriculture, forestry and fishing	0.6%	-3.9%	8.0%	2.7%	-6.0%	1.6%
Manufacturing; mining and quarrying	3.6%	9.0%	3.5%	5.3%	0.5%	16.2%
Construction	3.4%	-5.8%	9.7%	9.3%	-5.3%	8.1%
Electricity and water	7.6%	0.7%	4.8%	-1.2%	0.9%	2.3%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	2.3%	-8.2%	14.5%	8.9%	2.9%	16.1%
Transportation, storage, postal and courier activities	0.2%	-20.0%	20.2%	12.9%	-2.3%	4.5%
Information and communications	10.9%	9.2%	13.4%	8.3%	10.2%	19.2%
Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	4.0%	-2.3%	11.7%	6.1%	0.7%	23.8%
Education; human health & social work activities; arts, entertainment & recreation; other services	2.1%	-7.4%	15.2%	8.5%	0.5%	8.3%
Total Businesses sector	4.2%	-1.2%	11.1%	7.3%	1.9%	100%
Gross Domestic Product	3.8%	-1.5%	9.3%	6.5%	2.0%

Source:   Central Bureau of Statistics.
Savings and Investments
Gross domestic capital formation, which is the sum of investments in fixed assets and the change in inventories, decreased by 3.5% in 2023, following growth rates of 13.3%, 14.3%, 1.4% and 5.4% in 2022, 2021, 2020 and 2019, respectively.
Israel’s saving rate is higher than the OECD average. According to the OECD, “saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as a percentage of GDP. The saving rate in Israel stood at 16.3% in 2022, compared to 6.1% in the European Union and 4.7% in the Eurozone (as defined by the OECD).
Business Sector Product
Relatively high growth rates in business sector product continued in 2019, as the business sector GDP grew by 4.3%, above the total GDP growth. In 2020, the business sector contracted by 1.8% below the total GDP contraction for the year. In 2021 and 2022, the business sector GDP recovered robustly and grew by 11.4% and 7.7%, respectively, higher than the total output growth for the year. In 2022, growth in the business sector increased by 1.2%, lower than total GDP growth.
Trade and Services
The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. In 2019, the trade and services sector expanded by 3.1%. In 2020, the sector contracted by 5.1% due to the impact of the COVID-19 pandemic. In 2021 and 2022, the growth rate for the sector increased by 13.1% and 7.4%, respectively, outpacing total GDP growth. In 2022, the sector increased by 5.7%. In 2023, the sector increased by 1.3% and accounted for 47.8% of the business sector product.

Table No. 7
Manufacturing Index by Category
(Annual Real Percentage Change)
	2019	2020	2021	2022	2023
Mining	-4.0%	34.8%	18.6%	25.0%	11.5%
Food, beverages and tobacco	3.1%	1.6%	3.8%	3.5%	-0.3%
Textiles and clothing	-2.5%	-13.1%	8.4%	-0.4%	-6.5%
Shoes, Leather and leather products	-8.3%	-26.6%	17.0%	16.7%	1.5%
Wood and wood products	-0.2%	-2.8%	8.9%	3.1%	-7.7%
Paper and paper products	0.8%	-3.3%	4.4%	0.7%	-2.1%
Printing and reproduction	-1.3%	-20.4%	7.6%	5.9%	-6.1%
Chemical products and refined petroleum	-4.0%	-3.1%	-9.9%	11.8%	-5.0%
Rubber and plastic products	-1.7%	1.4%	1.7%	-0.4%	-4.0%
Non-metallic mineral products	-3.1%	0.5%	1.0%	12.3%	-7.9%
Basic metal	1.6%	2.8%	-12.3%	4.0%	-2.0%
Metal products	1.2%	-8.0%	7.2%	-2.1%	1.6%
Electronic equipment and components	15.5%	16.7%	7.8%	11.12%	-4.9
Communication equipment	2.4%	-9.7%	0.2%	22.4%	37.6%
Electric motors	-4.9%	-4.4%	13.9%	0.5%	3.3%
Machinery and equipment	-0.3%	-0.2%	9.4%	7.9%	-6.2%
Transport equipment	3.5%	-3.0%	1.5%	7.5%	10.0%
Other	0.3%	-0.5%	14.1%	6.4%	-1.7%
Total (excluding diamonds)	2.9%	6.3%	5.9%	15.0%	1.3%

Source:   Bank of Israel.
Table No. 8
Industrial Production Index
(Base Year: 2011 = 100)
	2019	2020	2021	2022	2023
Index Level(1)	121.4	129.0	136.6	156.9	159.1
Annual Real Percentage Change	2.9%	6.3%	5.9%	15.0%	1.3%

(1)
Excludes diamonds.

Source:   Central Bureau of Statistics.
Transportation
High population and economic growth rates have led to rapidly increasing demand for public transport services in Israel. In response, the Government has earmarked the development of transportation infrastructure and systems as one of its top priorities. Israel’s transport network currently encompasses (i) over 20,000 kilometers of roads, including highways that link the major urban centers of Tel Aviv, Jerusalem, Haifa and Be’er-Sheva, and (ii) 1,500 km of railways, which link many of Israel’s large population centers, including Nahariya and Karmiel in northern Israel to the central hubs of Tel Aviv and Jerusalem and onto Be’er Sheva and Dimona in the south of the country. In August 2023, the light rail transit line in the Tel Aviv metropolitan area was opened for commercial activity, and connects Tel Aviv, Petah Tikva and Bat Yam. Further light rail lines are in the process of being built in Tel Aviv and Jerusalem.

As part of its plan to strengthen Israel’s core infrastructure framework, the Government increased its annual investment in transportation from NIS 20 billion in 2019 to NIS 36.4 billion in 2023. This increase in investment has contributed to the accelerated development of new roads, railways, light rail, metro rail, new paths for bikes and other transportation infrastructure and systems.
The Government plans to continue its strategic investment in pin point transport projects, including (i) the development of new light rail routes within the Jerusalem and Tel Aviv urban areas, (ii) the construction of light rail infrastructure connecting Nazareth and Haifa, (iii) laying additional rail tracks along the Israeli coastal plain and the eastern railway in central Israel (iv) the development of public transport lanes and public transport-designated roads and (v) a metro system with a total length of 150 km within Tel Aviv metropolitan. Total government investment in the above projects is currently estimated at over NIS 270 billion.
In 2023, a strategic intercity roads plan for the next five years commenced, at a total cost of approximately NIS 24.4 billion. The plan includes unprecedented investment in public transportation routes, aiming to improve the infrastructures that enable fast, reliable and high-quality public transportation. Moreover, the plan aims to improve road safety and the connection between the periphery and central areas. Furthermore, a plan to improve transportation infrastructure in urban areas is to be executed at a total cost of approximately NIS 11.3 billion. According to the plan, urban public transportation routes, bicycle paths and provisions for bus parking would be constructed.
The current investment of the Government in mass transit projects includes (i) NIS 150 billion in favor of the establishment of a metro system, accompanied by the Metro Act enacted in 2021, (ii) NIS 29 billion allocated for the construction of two lines of the Tel Aviv light rail (the green and purple lines), (iii) NIS 27.5 billion allocated for the construction of a light rail line in Jerusalem (J-Net line and the blue line), (iv) NIS 8.1 billion allocated for the inter-city Eastern Railway, (v) NIS 7.5 billion allocated for the Haifa — Nazareth light rail, (vi) NIS 2.6 billion allocated for the expansion of the public transit system in Haifa and, (vii) NIS 300 million allocated for a cable car route in Haifa
The Israel Railways 2040 strategic development plan, aims to encourage use of public transport and in particular to increase the number of passengers using mass transit systems in the main corridors connecting Israel’s four major urban centers. The plan also aims to increase speed, fleet size, train frequencies, and to improve railway accessibility by adding more tracks to the existing Ayalon corridor and other congested areas. The steps taken over the next eight years to execute the Israel Railways 2040 strategic development plan are estimated to require NIS 46 billion in investment.
Israel has two international airports. The Israel Airports Authority (IAA) is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister for Transport. Israel’s main airport is Ben Gurion Airport near Lod, which sits approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 21.9 million passengers in 2023, and approximately 20 million passengers in 2022, with flights to and from most major cities in the world. However, the number of flights arriving in and airlines flying to Israel has decreased again since October 2023 because of the war in Gaza. The number of passengers is expected to be 18 million during 2024.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This new airport serves as the international airport of southern Israel and replaces the Eilat Airport and the supplementary use of the military-operated Ovda Airport for civilian flights. In January 2024, the Israeli Government decided on the location of the two supplementary airports being developed to increase capacity for international flights to and from Israel, being Ramat David (in the northern districts) and Nevatim (in the southern districts).
Communications
The telecommunications market comprises approximately 1.3% (NIS 19.6 billion in 2021) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure, rapid development and significant levels of competition. The market is comprised of five infrastructure-based domestic cellular operators (“MNOs”) that in total operate three networks via joint ventures1, with the most recent operator entering the market in 2018, and five resale-based operators (“MVNOs”). In addition, there are eight international telephone service providers and ten domestic communications operators (fixed broadband and/or telephone), two of which have universal service obligations over the copper networks. The telecommunications market is fully privatized and the Government does not hold a stake in any communications operators.
Israel’s five cellular network operators provide digital technology and modern third, fourth and, since September 2020, fifth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of March 31, 2023, there were approximately 14.2 million cellular subscriptions, i.e., more than 1.46 cellular subscriptions per capita. Total revenues for the cellular market in 2022 were approximately NIS 9.2 billion. Competition in the mobile sector is strong, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively.
On August 2020, the tender committee published the results of the fifth generation frequency tender. The frequencies were split between five operators who work over three shared networks. The state revenue from the tender was NIS 266 million, of which NIS 200 million had been assigned as a grant incentivizing networks to build a new 5G network. All the winning networks fulfilled the requirements of the grant. As of March 2024, the total number of 5G cellular antennas in Israel is estimated at 2,270.
The Israeli incumbent, Israel Telecommunications Corp. Ltd. (“Bezeq”), dominates the fixed line sector in Israel, controlling 54% of the fixed line infrastructure, whereas Hot Telecommunication Systems Ltd. (“HOT”) controls 19% and other competitors control 27% (Partner Communications and IBC) (2023). In 2019, the total number of internet connections provided by Bezeq decreased for the first time in at least nine years due to the rollout of competitors’ fiber-based networks. Using the fixed line infrastructure, four major internet service providers and approximately ten smaller internet service providers serve approximately 2.8 million users in Israel, which include more than 95% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 1 gigabit per second are widely available. The average marketed speed for household users using the Bezeq infrastructure is 341 Mbps (2023), an increase of 55% from the average speed last year. Meanwhile, 71% of the households and businesses using HOTs infrastructure have download speeds of at least 200 Mbps (2023) and nearly 100% have download speeds of at least 100 Mbps. In addition, Partner Communications’ and IBC’s fiber networks provide up to 1 Gbps and, as a result, they provide internet access at speeds of 300 Mbps and above, and in most cases the speeds are 600 Mbps and above. As a result, Israel is at the forefront of high-speed internet access usage in the Western world.
The accessibility to fiber-based networks in Israel increased significantly from 9% at the end of 2018 to approximately 86% at the end of 2023, with a “take-up” rate (the rate of subscribers out of the households that have accessibility to fiber-based network) of over 42%. The accessibility to fiber-based networks in Israel is higher than the EU392 average of 69.9% (as of September 2023) and is expected to reach approximately 100% in the course of the next three years. This increase is primarily attributable to regulatory changes conducted by the Ministry of Communications, lowering the cost of rollouts of fiber-based networks, and the launch of Bezeq’s fiber network in March 2021, as further described below. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition for the provision of fixed high-speed internet access, leading to lower retail rates and better quality of service. At the end of 2023, competitive wholesale operators provided 32% of the internet connection provided over the Bezeq network.
In 2019, Cellcom finalized a joint venture with the Israel Infrastructure Fund to obtain control of IBC, a fiber-based network company established by the Government in 2011, which has the exclusive right to deploy communication networks via the electricity grid. In January 2021, HOT purchased 23.3% of IBC’s stock. As

1
PHI network is a JV of Partner Communications and Hot Mobile, CMG network is a JV of Cellcom and WeComm

2
EU39 - 27 EU Member States, United Kingdom, 4 CIS countries, Iceland, Israel, North Macedonia, Norway, Serbia, Switzerland, Turkey

part of the regulatory permits for the purchase agreement, IBC was assigned to deploy “fiber to the home” to 1.7 million households, thus accelerating Israel’s fiber deployment. At the beginning of 2023, IBC’s board approved a rollout of “fiber to the home” to an additional 300,000 households, meaning that the company will provide access to 2 million households as of the next few years.
In November 2019, an inter-disciplinary governmental committee, comprised of representatives of the Ministry of Communications, the Ministry of Finance and the Competition Authority, published a new plan for cross-country fiber coverage. The committee’s recommendations aim to incentivize Bezeq to launch its fiber-based services and to subsidize fiber-based rollouts in rural areas, which are not as profitable for Bezeq compared to urban areas. In December 2020, following the committee’s recommendations, existing legislation was amended to establish a fund for the deployment of fiber network in areas where Bezeq declines to deploy fiber. Following the amendment, Bezeq accelerated its deployment of the fiber network, and launched fiber-based internet services on March 2021. In July 2021, Bezeq informed the Ministry of Communications of the areas in which it intends to deploy fiber, and the regulator in turn imposed a corresponding obligation on Bezeq to complete fiber deployment in the chosen areas. The scope of Bezeq’s deployment obligation is around 85% of the households in Israel. In March 2022, the results of the first tender to subsidize fiber-based rollouts in rural areas were published. Ten different fiber providers were granted a subsidy to deploy fiber to 287,000 households, amounting to a total of NIS 82 million. In January 2023, the second tender was conducted and eight fiber providers (some of them already won in the first tender) were granted a subsidy to deploy fiber to 130,000 more households, amounting to a total of NIS 77 million. As a result, the deployment obligation in Israel for “fiber to the home” networks is 99.5% of households.
Fixed telephone services were opened to competition in 2004, and since then cable companies and other alternative operators have gained about 40% of the fixed telephone market share, and 54% of the Primary Rate Interface (“PRI”) market share, as of September 2020 (market share is measured in terms of speculative normative income). Fixed telephone use is declining as internet-based and mobile services increase. The two incumbent fixed telephone operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services.
On November 1, 2017, Israel’s main commercial television channel, Channel 2, was bifurcated into KESHET (Channel 12) and RESHET (Channel 13), with the latter having subsequently merged with another commercial license holder, Channel 10. Alongside one nationwide cable television operator and a single direct broadcast satellite operator, there are two television providers, which hold a market share of 25% of households. In addition, Netflix and other streaming platforms have notably penetrated the Israeli market, offering its customers an alternative to traditional television. These days, competition in the over-the-top (OTT) sector is increasing with new entrants into the Israeli OTT market.
Agriculture
In 2023, agricultural exports totaled NIS 4.9 billion. The agricultural value of production in 2022 was NIS 34.9 billion, of which livestock accounted for 44.7% and crops accounted for 55.3%. In 2023, the agricultural sector employed 1% of Israel’s work force. Investments in agriculture amounted to 0.9% of fixed gross capital formation in 2022.
The Government has implemented structural reforms to increase agricultural competition and productivity. In 2017, a tariff reduction plan commenced and has now been fully implemented, decreasing meat tariffs to 0%. In 2018, the shelf life of chilled meat was extended to 85 days. Moreover, as part of the agreements in the cow meat industry, a direct payment mechanism was implemented and at the same time, a fishery sector agreement was signed, allocating NIS 25 million per year as direct payments, and an additional NIS 25 million to R&D and marketing promotion of fresh fish for the years 2023 – 2025.
On June 15, 2022, a government agreement was ratified, expressing the aim of phasing out planning in the table egg sector over time. According to the agreement, the target price system within the egg sector is stated to conclude within 10 years. Furthermore, in 2023, once Israel completes the necessary legal processes, a significant duty-free quota for table eggs will be accessible to all WTO Members.
On June 28, 2022, another government agreement was signed regarding the dairy sector. As a result of this agreement, the customs duty on several dairy products was removed and the customs-free quota for other dairy products increased. In addition, the price control mechanism for fresh milk and other price-controlled products changed so that price updates would become automatic.
On October 17, 2023, a government agreement was signed regarding the olive oil industry. As part of the agreement, the duty rate was reduced on a series of olive oil products and the production quotas in the industry were abolished. In addition, NIS 30 million will be budgeted each year in the Ministry of Agriculture’s budget to directly support olive oil growers.
As a result of the Hamas attacks in October 2023 and the ensuing war in Gaza, the agricultural sector, like other parts of the Israeli economy, faces significant challenges, such as the mass departure of foreign workers, difficulty accessing breeding grounds due to combat zones, decreased local demand of agriculture products, mobilization of employees and business owners for reserve duty, and the destruction of infrastructure and mechanization.
To address these challenges and rehabilitate damaged areas, the State of Israel has earmarked a budget of over NIS one billion in support of the agricultural sector. The allocated funds are intended for the following purposes:
•
Grants to encourage employment in the agriculture industry;

•
Expansion of work visa quotas for foreign workers;

•
Financial assistance for capital investments in agriculture;

•
Funding for projects to reclaim land from combat zones;

•
Investment in water infrastructure; and

•
Promotion and development of agricultural technology ventures.

Water
The scarcity of natural fresh water resources is a problem not only in Israel but across the Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel has signed treaties with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its fresh water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to arid areas in the south.
Approximately 77% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government company (see “Role of the State in the Economy,” below). The remaining 23% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and municipal entities that are regulated by the governmental water authority. In 2023, Mekorot designated approximately NIS 1.5 billion to capital investments relating to water distribution.
Approximately 50% of Israel’s total water consumption and 30% of Israel’s fresh water consumption is used by the agricultural sector. Israel is regularly investing resources to develop additional water sources, mainly from treated wastewater, desalinated brackish water and seawater, as most of its existing fresh water resources are already being utilized. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 650 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.6 billion. In accordance with the law, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2023, the Government purchased approximately 585 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim.
Further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. In recent years, Israel maintained a water-recycling rate of approximately 82% (roughly 500 million cubic meters). To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems that maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. Since 2000, the Government budgets have included provisions for grants to wastewater plants. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations — the goal being to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. As of the end of 2023, 56 regional companies were in operation, servicing approximately 8.0 million people.
Electricity
The Israeli Electricity market includes roughly 22.2 GW of installed capacity, of which 4.8 GW are coal-based, 11.5 GW are natural gas-based and 4.8 GW are from renewable sources, as of the end of 2022.
In 2018, the Government passed decision no. 3859 regarding the reform of the electricity market. The decision stipulated that the Israeli Electricity Company (the “IEC”) should sell five major units: Alon Tavor, Ramat Hovav and Hagit East sites, which have since been sold to independent private power producers, and Riding and Eshkol, which are yet to be sold. Eshkol is expected to be sold to the private sector by June 2024.
Currently, most of the electric power in Israel is supplied by the IEC, a Government company that generates approximately 51% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below) and the remaining 49% is generated by private producers. The Israeli Electricity Authority (the “IEA”) supervises all the electric utility service companies and regulates tariffs associated with supplying electricity to consumers.
Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution lines to supply electricity to their customers.
After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, independent private producers of electricity may generate electricity and sell it directly to end-users, using IEC’s transmission and distribution network. In recent years, the Government has expanded its policy of encouraging competition through independent private producers. In 2017, the Government approved five independent private producers to begin planning new private power plants at fifteen potential sites.
The Government’s goal is to establish a competitive market in the generation and supply segments of the electricity sector. The year 2021 was a turning point in the implementation of the reform of the electricity sector, with the establishment of an Independent System Operator company (the “ISO”), which is in charge of system planning, trading and management.
To develop and increase competition in the sector and improve IEC’s efficiency, the Government, the IEC and the labor unions have an agreement to implement industry reforms over eight years, including reductions in IEC employee headcount, separation of the system operator from the distribution network planner and allowing for increased competition in residential electricity supply segment. In 2021, the IEA opened the supply segment for competition and in September 2022, it published a regulation that will enable bilateral trade in electricity. The bilateral market opened in January 2024. This is a further step towards liberalizing the electricity market. As a result, it is estimated that after completing the sale of Eshkol power plant, 60% of the electricity produced in Israel will be from independent power producers.
In October 2020, the Government set new targets for renewable energy sources of 20% by 2025 and 30% by 2030. To reach this goal, approximately 12,000 additional MW of renewables (mostly photovoltaic) and 3,000 MWh of electric storage are required. There are two active tenders for solar power plants using photovoltaic technology with a combined power capacity of 365 MW, which are expected to operate by 2027. There is currently an ongoing tender for electric storage. Its capacity is expected to be incorporated into the system until July 2027.

Energy
Demand for energy in Israel is growing significantly as a result of Israel’s high population growth, its increasing GDP and high standards of living. In addition, Israel is a small country with significant land scarcity and its production of renewable energy is limited and based almost entirely on solar energy. Israel’s energy objectives, by 2050, are to ensure reliable and clean energy and to address Israel’s constraints, including the lack of space, the limited connection to regional transmission, and the significant reliance on solar energy as the main renewable energy source out of the technologies that are known today.
Since 2018, Israel has been implementing a structural reform in its electricity sector. From a vertically integrated market under the Israeli Electric Company (“IEC”), the reform calls for the IEC to sell a significant portion of its generation assets to independent private producers (“IPPs”) and to separate the grid management to an independent system operator (“ISO”). Today, the ISO is operational, 49% of the electricity in 2022 was generated by IPPs and the process of selling IEC power plants is in progress. In June 2024, the fourth power plant out of the five will be sold.
Despite its constraints, Israel has achieved its initial greenhouse gas (“GHG”) emissions reduction targets set out in the Paris Agreement, and revised its targets before the 2021 UN Climate Change Conference in Glasgow. Israel’s updated commitments include reducing its GHG emissions by 27% by 2030, and 85% by 2050 (both benchmarked against 2015 emission figures). In order to achieve a significant reduction in GHG emissions, Israel has set flexible goals that will enable the usage of the advanced technologies available. In addition, Israel is encouraging the energy sector to shift to electrification and the use of natural gas, and the transportation sector to shift to electric vehicles and cleaner fuels. Israel expects that these steps will lead to the reduction of GHG emissions in Israel. Israel has already reduced its pollutants by 85% and is exceeding its goals set in the Paris Agreement.
Israel is in the forefront of phasing out the use of coal. In 2022, Israel produced 22% of its electricity by coal, compared to 61% in 2012 and is planning to phase out coal completely in several years. Israel has increased it renewable energy use from 2% at the end of 2015 to above 10% at the end of 2022, and intends to meet the goal of 30% renewable energy by 2030. In an effort to increase its renewable energy production, Israel is seeking to promote projects of dual use of land with PV, including 130 pilot projects of PV above agricultural fields (Agro-Voltaic). In addition, the Government is working to enable vast establishment of commercial dual use PV plants, electrical storage, and the implementation of new technologies by enhancing regulation for planning, land management and electrical authority. The Government finalized these steps in February 2023. While some regulation, including the exemption from licensing for small PV production facilities, has already been settled, others are expected to be decided in the coming months. Furthermore, following the events of October 7, 2023, Israel has chosen to invest in renewable energy, particularly in photovoltaic and storage technologies, in the settlements near the Gaza Strip. This initiative aims to enhance energy security in the region.
Israel is investing in advanced energy technologies, and Israeli research centers, universities and startup companies are developing new and innovative technologies to contribute to the global efforts of climate change mitigation. In this context, Israel operates an investment plan to integrate hydrogen in the Israeli energy market allowing energy companies to implement hydrogen based technology.
Israel also continues to develop its natural gas resources to facilitate the transition from coal and oil to cleaner energy. Israel’s off-shore natural gas fields provide more than 60% of Israel’s energy. In 2017, Israel began to export natural gas to Jordan and, in 2020, it expanded its export of natural gas to Egypt. Israel has three active reservoirs: Tamar, Leviathan, and Karish which have been producing gas since 2013, 2019 and 2022, respectively. Israel has already launched three successful tender rounds and granted exploration licenses to a number of companies. In late 2023, the Ministry of Energy announced the winners of the fourth tender round, which includes leading, global energy companies that are not yet operating in Israel. Also the government is working to publish a fifth procedure with the aim of bringing additional exploration in Israel’s waters.
In the transportation sector, Israel is taking a number of steps to drastically reduce dependence on pollutant fuels and encourage the transition to zero emission vehicles, such as electric vehicles and those fueled by hydrogen. Israel is establishing a nationwide network of electric charging points and has already installed more than 5,800 new charging points. Furthermore, Israel is advancing regulations to facilitate installation of charging points in residential and public buildings to promote the use of electric, CNG or hydrogen powered buses, and to reduce taxes on imported zero emission vehicles.
Tourism
Tourism plays an important role in the Israeli economy. Israel’s notable tourist centers include Jerusalem, Tel Aviv, Eilat, the Dead Sea, the Mediterranean coast and various religious sites scattered throughout the country. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased in recent years, with the exception of those years in which tourism was negatively impacted by COVID-19 and the Israel-Gaza war. Foreign tourism revenues reached $6.5 billion (1.6% of GDP) in 2019, $1.5 billion (0.4% of GDP) in 2020, $1.1 billion (0.2% of GDP) in 2021, $4.4 billion (0.8% of GDP) in 2022 and $5.0 billion (1% of GDP) in 2023. The significant decrease in revenue in 2020 and 2021 is primarily attributable to the COVID-19 pandemic and the closure of Israel’s borders to non-nationals or non-residents as a countermeasure. Despite foreign tourism decreasing to COVID-19 levels in the last quarter of 2023 as a result of the outbreak of the Israel-Gaza war, the total foreign tourism revenues and number of tourists in 2023 surpassed the previous year.
Tourist arrivals have been on an upward trend, with the exception of recent periods affected by security concerns and the COVID-19 pandemic.
In 2019, the number of tourists increased by 10.5% to 4.55 million. In 2020, the number of tourists fell sharply by 81.7% compared to the previous year due to travel restrictions imposed to curtail the spread of the COVID-19 pandemic in Israel. Only 0.83 million individuals visited Israel in 2020. In 2021, due to continuing restrictions on foreign visitors, only 0.4 million individuals visited Israel, a 52.3% decrease from 2020. In 2022 as COVID-19 restrictions were lifted, the number of tourists increased by 575% compared to the previous year, totaling 2.7 million tourists. In 2023, the number of tourists increased by 12.5% to 3.1 million tourists. (1)
The total revenue generated in domestic hotels from foreign visitors amounted to $1.5 billion, $0.26 billion, $0.14 billion, $1.16 billion and $1.21 billion in 2019, 2020, 2021, 2022 and 2023, respectively. Revenue decreased by 83.3% and 45.4% in 2020 and 2021, respectively, as a result of the COVID-19 pandemic and then recovered resulting in an increase of 727.3% in 2022 as COVID-19 restrictions were lifted. Revenue increased by 4.4% in 2023 over 2022.
Table No. 9
Arrivals of Tourists by Country of Citizenship and Exports of Tourism Services(2)
(Arrivals in Thousands)
	2019	2020	2021	2022	2023
Asia	541.5	88.7	24.8	187.9	279.9
Africa	87.3	14.2	6.7	53.3	63.9
Europe	2,839.3	508.5	187.3	1,452.9	1,641.9
America
United States	1,007.6	205.8	150.6	858.5	920.1
Other	355.9	59.4	22.1	258.1	278.6
Oceania	63.0	7.5	2.0	33.1	46.4
Unclassified countries	10.0	3.1	8.9	7.6	8.3
Total Arrivals	4,904.6	887.1	402.3	2,851.3	3,239.1
Total Exports of tourism services (in USD Millions)	6,450.0	1,471.0	1,119.0	4,377.0	4,940

(1)
The tourist arrival figures in this paragraph exclude day visitors.

(2)
Tourists and day visitors, excluding cruise passengers.

Source: Central Bureau of Statistics.

Research and Development
The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The Government’s main objectives in supporting industrial R&D are to foster the development of technology- related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products. Israel’s Innovation Authority invested more than NIS 1.64 billion in high-tech R&D incentive programs in 2023 (growth, startup and innovation infrastructure companies), mostly focused on promoting cutting-edge technologies, which include a range of companies in terms of size and sector. Israel’s Innovation Authority plans to invest more than NIS 1.0 billion in 2024. In addition, the Government supports the promotion of R&D infrastructure for technological advancements in fields such as quantum mechanics, AI and HealthTech. In 2021 (the most recent year for which civilian R&D data is currently available), the national expenditure on R&D reached approximately 5.6% of GDP, which is the highest level of R&D expenditure as a percentage of GDP in the OECD. Israel participates in more than 50 international and bi-national industrial R&D joint ventures, including with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina, Japan, Lithuania, Austria and Uruguay.
Prices
Between 2012 and 2022, the average annual rate of inflation was 0.9%, below the Bank of Israel’s target range of 1% to 3%. In 2021, the annual inflation rate increased to 1.5%, within the target for the first time since 2013. The increase was primarily a result of the easing of Government measures to contain the COVID-19 pandemic and the ensuing recovery in domestic consumer demand. In 2022, the average annual rate of inflation increased to 4.4%, which was lower than the OECD average. In 2023, the average annual rate of inflation decreased to 4.2%, largely attributed to the proactive measures implemented by the Bank of Israel.
Since 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. Since late 2011, due to subsiding inflationary and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, dipping to 0.1% in March 2015. The rate remained the same until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020, due to COVID-19, the Bank of Israel lowered the rate to 0.1%. This rate was maintained until April 2022, when the Bank of Israel started raising the interest rate due to global inflationary pressures. By the end of 2022, the nominal interest rate of the Bank of Israel was 3.25%. The Bank of Israel has continued raising interest rates in 2023, with the rates reaching 4.75% in May 2023. In January 2024, the Bank of Israel decreased the interest rates, to 4.5%, in response to the decline in the inflation rate.
The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds), was negative in 2018 and 2019, averaging -0.9% and -0.8%, respectively, mainly as a result of the Bank of Israel’s low interest rates. Although the Bank of Israel lowered the key interest rate in April 2020, the decrease in inflation resulted in a positive real interest rate of 0.1% in 2020, breaking the five preceding years trend of negative interest rates. In 2021, the interest rate of the Bank of Israel remained unchanged while inflation increased, resulting in a negative real interest rate of -1.8%. In 2022, although the Bank of Israel started to gradually raise nominal interest rates, the average real interest rate remained negative at -1.7% due to rising inflation. In 2023, for the first time since 2008, the average real interest rate became positive by more than 1%, reaching 1.8%.

Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2019	0.8%	0.3%	-1.2%
2020	-0.6%	-1.3%	-4.9%
2021	1.5%	1.6%	6.8%
2022	4.4%	4.4%	13.1%
2023	4.2%	3.5%	0.9%

Source:   Central Bureau of Statistics.
Employment, Labor and Wages
Israel has a high employment rate and strong demand for workers. Wages have therefore increased significantly over the past decade. The increase in real wages combined with high labor participation rates (which is the labor force as a percentage of the population over the age of 15) have led to an increase in average household income. The increase in real wages reflects both the rise in nominal wages and the low inflation rates, while the increase in participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower income tax.
Since 2015, real wages grew by approximately 2.4% per year. This increase is primarily attributable to the general high demand for workers and, in particular, the demand for high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements and strong macroeconomic and fiscal conditions. Due to recent wage agreements in the public sector, real wages experienced a 1.9% increase in 2023, with a 2.2% increase in the private sector and a 2.0% increase in the public sector. In 2023, the labor force participation rate stood at 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4%, as a result of the recovered demand for labor. In the last quarter of 2023, the number of those absent from work due to economic reasons rose significantly due to the effects of the war. This rise added an additional 1.5% to the yearly unemployment rate. In addition, the effect of those missing from work due to military duty during the war added an additional 0.8% to the yearly unemployment rate. Furthermore, during the months of the war, primarily in October 2023, those absent from work due to other reasons connected to the war added another 0.7% to the yearly unemployment rate
Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2019	2020	2021	2022	2023
Permanent average population	9,054.0	9,215.1	9,371.4	9,557.5	9,756.5
Population aged 15+	6,493.7	6,619.6	6,738.1	6,877.8	7048.6
Civilian labor force(2)	4,123.7	4,090.4	4,163.3	4,350.4	4477.3
Labor force participation rate(3)	63.5%	61.8%	61.8%	63.3%	63.5%
Unemployment rate	3.8%	4.3%	5.0%	3.8%	3.4%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.

Table No. 12
Unemployment Data by Demographic Group(1)
	2019	2020	2021	2022	2023
Men	3.7%	4.5%	5.0%	3.9%	3.6%
Women	3.9%	4.1%	4.9%	3.6%	3.2%
Population aged 25 – 64	3.4%	3.8%	4.6%	3.3%	3.0%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
Israel’s total population by the end of 2023 was approximately 9.8 million, an increase of 2.1% from 2022. The population has grown at a steady annual rate of approximately 1.6%-2.2% in the years 2010-2023. The civilian labor force increased by 2.9% in 2023.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2022, 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Utilizing its highly-educated population, Israel has developed a technology-based and export- oriented economy. The employment qualifications of many recent immigrants have been in line with the high quality of the Israeli work force.
Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
	2019	2020	2021	2022	2023
Employment by Sector
Public Sector Employment	36.2%	37.4%	37.6%	36.7%	36.9%
Private Sector Employment	63.8%	62.6%	62.4%	63.3%	63.1%
Employment by Industry
Agriculture	1.0%	0.9%	0.8%	0.8%	0.8%
Manufacturing	10.2%	9.7%	10.0%	9.6%	9.4%
Water and electricity(1)	0.7%	0.8%	0.8%	0.8%	0.8%
Construction	5.2%	5.1%	4.9%	5.1%	5.1%
Trade	10.7%	10.6%	10.3%	10.2%	10.2%
Transport	4.3%	4.2%	3.9%	4.2%	4.5%
Catering	4.4%	3.6%	3.4%	4.0%	4.0%
Banking and financial services	3.2%	3.2%	3.3%	3.2%	3.2%
Business services(2)	18.2%	18.6%	18.8%	19.4%	19.2%
Public administration	10.0%	10.4%	10.7%	10.0%	9.8%
Education	12.4%	12.5%	12.6%	12.2%	12.6%
Health, welfare and social work	11.1%	11.7%	11.5%	11.6%	11.6%
Personal and other services(3)	4.8%	4.7%	4.4%	4.4%	4.5%
Services for households by domestic personnel	1.5%	1.6%	1.9%	1.7%	1.6%
Other	2.4%	2.2%	2.4%	2.6%	2.7%
Total Workers(4) (in Thousands)	3,967	3,913	3,957	4,187	4,324

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel
Role of the State in the Economy
Historically, the Government has been involved in nearly all sectors of the Israeli economy, and particularly in defense-related and monopolistic businesses and industries. Prior to the privatization process which started in the 1980s, the Government and the organization of trade unions (the “Histadrut”) owned large interests in several key industries. However, in recent decades, the Government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes throughout various sectors in the economy. As part of the privatization process, the Government implemented reforms intended to enhance competition in certain sectors which the Government had previously dominated, such as communications, oil refineries and ports, and introduce competition in other sectors and industries, including the electricity sector and capital markets.
The Government Companies Authority (“GCA”), established under the Government Companies Law of 1975, is a professional unit of the Ministry of Regional Cooperation charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2023, there were 109 State-owned enterprises, including business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.
State-owned enterprises are divided by law into two main categories: “Government-owned Companies” and “Mixed Companies.” In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.
Government-owned Companies are companies in which the Government owns more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government- owned Companies are subject to the Israeli Government-owned Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). Government-owned Companies play a significant role in the Israeli economy. In 2023, they employed approximately 57,000 employees (or 1.3% of the Israeli work force), accounted for NIS 21 billion of exports and owned assets amounting to NIS 265 billion (according to preliminary data). These companies include several public utilities, monopolies and defense companies.
Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, while Mixed Companies are not subject to the same degree of regulation as Government-owned companies, they are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.
The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State- owned enterprises in sectors in which the Government seeks to enhance competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.
Privatization.   Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned enterprises and banks and the transfer of activities to private entities, which were previously performed by Government- owned companies or statutory corporations.
In total, between 2005 and 2023, 99 Government-owned companies became either Mixed Companies or fully privatized. The proceeds stemming from privatizations between 2005 and 2023 totaled approximately $5.3 billion.
The implementation of privatization reforms includes a reduction of the State’s holdings in Government- owned companies, as well as an increase in the number of Government-owned companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. For example, the Government enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002, which provides for, among other things, the accuracy and transparency of financial statements and the internal controls systems of Government-owned companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government-owned companies holding or managing assets in excess of NIS 400  million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.
Table No. 14
Selected State-Owned Companies
(As of December 31, 2023)(1) (In Millions of Dollars, Except Percentages)
	Direct/Indirect
Company Name	Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd.	99.85%	28,485	15,077	6,690
Israel Aerospace Industries Ltd.	100.00%	7,727	294	5,327
Rafael-Advanced Defense Systems Ltd.	100.00%	7,043	505	3,806
Israel Ports Development and Assets Company Ltd.(2)	100.00%	4,194	1,348	360
Ashdod Port Company Ltd.(2)	100.00%	999	94	272
Israel Railways Ltd.	100.00%	10,982	10,171	978
Mekorot Water Company Ltd.	99.99%	5,813	3,350	1,422
Israel Postal Company Ltd.	100.00%	2,267	301	440
Israel Natural Gas Lines Company Ltd.	100.00%	2,021	1,248	309
Netivei Israel-National Transport Infrastructure Company Ltd.	100.00%	507	68	1,603
Petroleum & Energy Infrastructures Ltd.	99.99%	704	156	111

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either (i) Israeli generally accepted accounting principles or (ii) International Financial Reporting Standards. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31, 2023, set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

Source:   GCA.
Below are summary descriptions of some of the State-owned companies set forth in the above table, including the specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. The Electricity

Sector Law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements. The IEC currently holds licenses to generate electricity at its 50 generation units.
Previously, under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators and to allow other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. However, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC board of directors approved structural changes to the IEC (over a period of eight years) and an amendment to the Electricity Sector Law was enacted. Accordingly, the IEC would reduce its share of production and supply segments, maintain its role as a vital services supplier in the transmission and distribution segments, delegate its system management operations to a different government company and execute a re-organization plan with the aim of improving its financial condition.
Defense Oriented Companies
In 2018, the GCA completed the full privatization of Israel Military Industries Ltd. by establishing a new Government company to which the business-oriented activity of Israel Military Industries was transferred. The Government then sold its entire holding in Israel Military Industries, in a private sale, for NIS 1.8 billion. In accordance with the framework of this privatization, the Government received NIS 1.4 billion at the closing of the transaction in 2018, NIS 194.7 million in 2021 and the remaining balance was paid in 2022.
Currently, the Government holds 100% of Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd, which are defense-oriented Government-owned companies. In November 2020, the Ministerial Privatization Committee decided to privatize up to 49% of the Government’s holdings in Israel Aerospace Industries Ltd., via public offering on the Tel Aviv Stock Exchange. The GCA continues to promote the privatization process of Israel Aerospace Industries Ltd. Rafael-Advanced Defense Systems Ltd. owns or partially owns more than 35 subsidiaries in Israel and across the world with an investment value of over NIS 1 billion.
Ports Companies
The Ports Authority was one of Israel’s strongest and most significant monopolies. It historically owned all port property and assets, and was responsible for all vessel and cargo handling operations in Israel’s ports. However, in 2004, the Knesset passed a law abolishing the Ports Authority and divided its activities among three newly-formed Government-owned companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government-owned company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. It was planned that portions of the three port operating companies would be sold to private investors. In 2007, Israel Shipyards Company received the approval to supply seaport services and became the first private seaport in Israel.
Over the years, attempts to gradually privatize companies by selling percentages of the Government’s holdings did not succeed. In January 2020, the Ministerial Committee for Privatization decided to privatize 100% of the Government’s holdings in the Haifa Port Company. Throughout 2022, the GCA continued to promote the privatization process of the Haifa Port Company. The GCA conducted a roadshow campaign among local and international potential investors, which resulted in 18 applications to participate in the tender process. In January 2023, the GCA concluded the privatization process of the port of Haifa, after closing the private sale of the port to the Adani-Gadot Group. Of the $1.1 billion winning bid made by the Adani-Gadot

Group, roughly $300 million will remain within the company for the purpose of infrastructure upgrading, while the remaining amount of approximately $800 million was transferred to the State of Israel.
Israel Postal Company Ltd.
Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. These Government-owned companies were established as part of a comprehensive reform in the postal sector, which included, among other things, opening up the postal sector to competition, licensing the operations of postal companies and establishing fees for postal services.
In April 2022, following a decline in the company’s financial performance and after extensive intra- governmental deliberations, the Ministerial Committee for Privatization decided to fully privatize the Israel Postal Company Ltd. In September 2022, the government signed a recovery deal with the company in order to stabilize the company and prepare it for a full privatization. In July 2023, after completion of the preparations for the privatization, the GCA published a procedure for selling 100% of the shares of the Israel Postal Company Ltd. and launched the privatization process. Eleven prospective investors were approved to participate in the due diligence process and the roadshow. Two investors filed offers in the tender which took place on May 19, 2024, and the winning offer was approved for NIS 461 million (linked to CPI change from the date of the tender and until the closing of the transaction). The closing of the transaction, which is subject to several approvals by governmental authorities and officials, is expected to occur by the end of June 2024.
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MoEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. At the national level, the MoEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. The MoEP also operates at the regional and local levels. The MoEP’s current areas of focus are reduction of air pollution and other local nuisances, smart regulation and enforcement, advancing waste treatment, and creating long-term programs for climate change and biodiversity.
The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and the safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development.
In April 2024, the Knesset approved the environmental licensing bill advanced by the MoEP and the Ministry of Finance. The new law consolidates the three main environmental permits, currently issuable by the MoEP, into one integrated permit that would be granted for a period ranging between seven to ten years, thus reducing the bureaucratic requirements placed on businesses and aligning Israel with the environmental standards of the European Union. The reform is expected to lead to increased investments in reducing pollution and carbon emissions.
Israel has ratified many of the key international conventions on environmental protection and aligns national legislation with such conventions, including on climate change, trans-boundary movements of hazardous waste and chemicals, ozone layer protection, biodiversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution.
Climate change
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in 2004 and ratified the Paris Agreement in November 2016. Following governmental approval, Israel submitted its updated Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC in July 2021, in which Israel committed to an economy-wide unconditional target of reducing its greenhouse gas emissions by 27% (compared to 2015) by 2030 and by 85% by 2050. In late 2021, Prime Minister Bennett declared that Israel would become climate-neutral by 2050.
In 2016, the Government passed Decision 1403 that included a National Plan to Reduce GHG Emissions and Increase Energy Efficiency. The plan included mitigation measures in key areas and set timetables for review and formulation of additional measures. The National Plan allocated NIS 500 million in government guarantees for a ten-year period to leverage investment loans related to energy efficiency and the reduction of GHG emissions and the Government implemented several additional successful financial incentive programs for energy efficiency and GHG emissions reduction.
In 2022, the government approved a new multi-year national plan to reduce air pollution and to reduce greenhouse gas emissions (“The March 2022 Plan”). The plan includes measures for expanding use of renewable energy, improving energy efficiency, and promoting clean transportation. The total program budget is NIS 615 million. Total benefits derivable from the plan by 2030 are estimated at (i) NIS 4.2 billion relating to anticipated reduction in local air pollutants, and (ii) NIS 12.8 billion relating to anticipated reduction in greenhouse gases.
Israel submitted its second Biennial Update Report to the UNFCCC in March 2023. The report includes information on Israel’s GHG abatement measures and GHG inventory.
In January 2024, the Government adopted Resolution 1261 to tax carbon emissions, however the approval of the Knesset and implementation is still pending. The carbon tax suggested by the Ministry of Finance will raise the tax on natural gas to 33 NIS per ton and the tax on coal to 147 NIS per ton in 2025, with further gradual raises until 2029.
Climate Law
In April 2024, the Knesset approved in first reading Israel’s revised climate bill. The law aims to increase certainty among public and private institutions on Israel’s climate goals, standards and requirements. The bill enshrines the reduction target for 2030 in law and deepens it to 30% lower than the emissions in 2015. The climate law also targets a zero-net-emissions economy by 2050, aligning Israel’s climate ambitions with those of other developed nations.
Additional key features of the climate law include:
1.
National GHG reduction plan: The climate law sets an obligation to prepare a multi-year national plan to reduce greenhouse gas emissions, which will be updated at least once every five years, and a report on its implementation will be submitted to the government once a year.

2.
Ensuring climate change preparedness: The climate law seeks to ensure that government ministries and other bodies have climate change preparedness strategies in place, develop corresponding capabilities and improved climate resilience. The law also imposes an annual reporting obligation on governmental bodies. Climate change strategic plans submitted by ministries and other bodies are set to be approved within two years and are required to be updated every five years.

3.
Establishment of an Advisory Committee on Climate Change, and an independent interdisciplinary committee of academic experts: the Advisory Committee on Climate change will help foster a more profound understanding of the challenges that are particular to Israel in the implementation of climate change policies. The multidisciplinary committee of experts from various fields, including health, finance, energy and climate change and the environment will aid in making scientific information on climate more accessible to policy decision makers.

4.
Mandatory climate risk assessment process: The law establishes an obligation on public authorities to carry out detailed climate risk assessments when submitting plans for governmental approval if such plans could have a material impact on GHG emissions or climate change.

Air pollution reduction
In February 2022, the Knesset Interior and Environmental Protection Committee approved the Clean Air Regulations (Air Quality Values) (Temporary Order) (Amendment), (No. 5772-2022), pursuant to Section 6(d) of the Clean Air Law (No. 5768-2008), which updates target pollution values in accordance with the practice of developed countries worldwide and with recommendations and guidelines published by relevant international organizations. These include, amongst others, target values set by the WHO in September 2021.

In connection with the March 2022 Plan discussed above, air pollution reduction targets were determined based on emission predictions for 2030. The reduction targets are (i) a 48% reduction in sulfur dioxide, (ii) an 18% reduction in nitrous oxides, (iii) a 12% reduction in fine respiratory particles (PM 2.5), (iv) a 9% reduction in respiratory particles (PM 10), (v) an 8% reduction in volatile organic compounds and (vi) a 32% reduction in benzene.
In April 2024, the MoEP released a new program for local governments, which will promote transition to clean transportation and reduce local air pollution, while supporting Israel’s carbon emission reduction goals. The ministry will allocate up to NIS 4 million to a participating local authority, to promote Low Emission Zones, green transport solutions to employment areas, zero-emission municipal vehicles and clean transport alternatives like biking and walking.
During COP28, Israel joined the global Memorandum of Understanding on ZE-MHDV (zero-emission medium and heavy-duty vehicles). The government decision of 2021 to promote clean and low-carbon transportation has set a goal for 100% procurement of zero-emission busses starting from 2026 and 50% procurement of zero-emission heavy-duty vehicles starting from 2035.
Electricity sector
The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement in the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased from approximately 60% in 2010 to approximately 22% in 2022. Approximately 68% of electricity generation in 2022 came from natural gas, while 10% was from renewable energy. In 2024, the MoEP has updated power stations’ emission permits in order to phase out coal-based production while supporting the transition to natural gas.
Market-based competitive tenders for renewable energy have been introduced, which have resulted in significantly lower prices for renewable energy. The Ashalim Solar Power Station became operational in April 2019.
In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of the total power production by 2030, instead of the earlier target of 17%.
By 2026, coal is expected to be used as a reserve for emergency situations caused by a natural gas shortage but will otherwise be replaced with natural gas and renewable energy sources. The share of natural gas use is expected to increase significantly to about 83% in 2025, according to the Electricity Authority. On the other hand, the share of coal is expected to decrease to only about 3% in 2025.
At the UNFCCC (COP24) in 2018, Israel joined the Powering Past Coal Alliance, which aims to transition away from coal-powered electricity generation. The coalition supports the reduction of the use of coal in OECD countries by 2030 and the world by 2050.
Additional supporting legislation
The MoEP has set new target goals for reducing transport emissions by gradually phasing out polluting bus models operating in Israel and replacing those with zero-emissions models. The MoEP aims for all urban public transportation in Israel to be zero emissions by 2036. In 2021, the Ministry of Energy postponed the target set in 2019 — to prohibit import of vehicles with fuel-burning engines starting from 2030 — by another five years.
In 2020, the purchase tax on hybrid cars rose to 45% and continued to rise to 50% in 2021. According to the tax outline published in 2019, as of 2022 the purchase tax on hybrid cars is equal to the purchase tax of a regular vehicle, which is a rate of 83%. For plug-in hybrid electric vehicles, the purchase tax was 30% in 2021 and 40% in 2022; it rose to 55% in 2023 and will continue to rise in 2024 when it is expected to be on par with the purchase tax for a non-electric vehicle. The tax rate for fully electric cars was 10% until 2022, rose to 20% in 2023 and to 35% in 2024. It is expected to reach 45% in 2025, 52% in 2026 and 60% in 2027. In addition, by 2026, the Ministry of Finance plans to introduce a usage tax on electric cars of NIS 0.15 per km driven.

Other regulations have stiffened requirements around fuel content and emissions, with the aim of reducing pollution. The sulfur content of transport fuels has been limited to 10ppm since 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emission tests.
A NIS 260 million pollution reduction program for old diesel vehicles has been operating since 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones (“LEZ”) in some major metropolitan areas where polluting diesel vehicles are prohibited.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems. Gas stations that violate the regulations are fined.
Israel’s excise taxes on motor fuels are among the highest of OECD countries. However, other fossil fuels have so far been taxed at very low rates. Israel plans to gradually raise excise taxes on other fossil fuels, so that carbon pricing will cover about 80% of its greenhouse gas emissions. The tax rates correspond to the carbon content of the fuels.
Israel’s fossil fuel subsidies have increased over the past decade. While these should be abolished, in doing so the Government must also consider and address the impact of the energy tax and subsidy reforms on low-income households.
Adaptation to Climate Change
The National Program for Adaptation to Climate Change for 2022-2026 outlines more than 30 climate change-related action plans and policy measures to be implemented by the MoEP and 14 other government ministries. The program reflects advances in scientific knowledge and international agreements related to climate change and includes adjustments and understandings of the effects of climate change on Israel. The plan includes overarching policy steps for climate-related regulation and economic measures to support Israel’s climate goals, as well as mitigation and resilience-building measures in natural and urban environments, the education sector and food systems.
Resolution 1902, adopted by the Government in 2022, requires each Government body to form a climate change adaptation plan while referring to the climate scenarios developed by the National Emergency Authority. The MoEP has been advising each Government body in their planning process and will publish the national government adaptation plan, synchronizing the different plans, in 2024.
A comprehensive aid plan will also support local authorities in constructing and promoting climate change preparedness plans amounting to NIS 12.4 million. One track in this support is designated for local authorities from Israeli Arab societies. Following Government Resolution 550, the MoEP allocated NIS 6.2  million for the Israeli Arab, Bedouin and Druze societies to establish specific plans for climate change preparedness.
In January 2022, the Government adopted Resolution 1022. This resolution prompted coordinated action between governmental ministries and bodies to promote shading and cooling of urban spaces by planting trees in thoroughfares. The MoEP prepares a plan in consultation with various ministries and bodies to achieve the objectives outlined in Resolution 1022.
Another track in this support is for authorities from the general sector with more than 50,000 residents. The MoEP assigned them a budget of NIS 6.2 million. The budget is dedicated to the writing of a preparedness plan intended to map relevant risks, create an action plan to address the climate crisis and identify opportunities to improve the quality of life of the residents and their well-being.
The government has approved the establishment of a National Climate Calculation Center that will make it possible to predict in detail the effect of global warming on Israel. The MoEP is also developing Climate Risk Maps, part of a national climate risk portal which will present integrated information for specific authorities in three areas: exposure, sensitivity, and preparedness at a high spatial resolution level, including forecasts. The Climate Risk Maps will also allow for knowledge-based determinations of priorities, optimize public and private investments in the preparation steps and improve the physical planning processes.
In January 2024, the MoEP released the first version of the climate risk maps, an interactive geoinformation tool for policymakers and the public. The site presents high-resolution maps of current extreme climate events and physical risks, like flooding, extreme heating and coastal storms, while also mapping out vulnerable population density. Future updates of the maps will include expected risks in accordance with the different scenarios of the IPCC.
To promote the sharing of knowledge and technologies accumulated in Israel with the world, as well as further development of solutions, the MoEP, Israeli Innovation Institute, Merage Foundation Israel and other partners established the “DeserTech” Climate and Desert Innovation Center. DeserTech acts as a hub for technological solutions to face the climate challenges in arid areas in fields such as agriculture, water and renewable energy. Emphasis is placed on supporting start-up companies that develop solutions to adapt to climate change in the desert, including cooperation with entities and companies from other countries. The intention is for DeserTech to be a leading international center. Connection has been established with international bodies, who have expressed interest in the initiative, including the United Nations Convention to Combat Desertification (UNCCD).
Greening the financial sector
In November 2020, the Bank of Israel joined the Network of Central Banks for Greening the Financial System (NGFS). Also in November 2020, the Tel-Aviv Stock Exchange (TASE) announced the launch of a new index — TA-125 Fossil-Fuel-Free Climate Index. The index is comprised of shares included in the TA-125 index, excluding those of corporations involved in the production chain of fossil fuels. The list of “fossil fuel corporations” will be determined by the Clean Money Forum of the Life and Environment organization, the umbrella for Israel’s environmental organizations. The TASE has also created the TA-Cleantech Index, comprised of 12 shares of clean-tech companies.
In 2021, the country’s Capital Market, Insurance and Savings Authority published instructions on implementing Environmental, Social and Governance (ESG) criteria by institutional investment firms. The same year, the Bank of Israel issued regulations on disclosure of ESG aspects in banks. The Israel Securities Authority is also developing voluntary ESG disclosure standards for public companies.
In July 2024, the MoEP will publish the Israeli Taxonomy of Economic Activities, reflecting their environmental impact and their alignment with Israel’s climate and environment goals. This taxonomy, as a policy tool, is intended to encourage investments in economic actions with positive environmental impact and to prevent greenwashing. The Israeli taxonomy is based on the EU taxonomy.
Cleanliness and waste management
The Reduction of Single Use Carrier Bags Law, which took effect in 2017, prohibits Israel’s largest supermarkets from distributing single use carrier bags and collecting a fee for others and, as a result, the number of plastic bags decreased substantially. Large retailers have quarterly reporting obligations to the MoEP and the funds collected from the fees are deposited in the MoEP’s Maintenance of Cleanliness Fund. The collected funds are used for encouraging the reduction of single-use carrier bags through education and conducting clean-up activities. The law is one of five Extended Producer Responsibility laws in Israel, imposing responsibility on manufacturers and importers for the entire life cycle of the products.
The average Israeli generates about 1.79 kg of waste per day (653 kg annually). In the last decade, the rate of waste growth in Israel has averaged about 1.8% per year as a result of population growth and increased consumption. About 80% of waste is buried in landfills, a figure that has not changed significantly in the last 20 years. Recycling percentages in Israel are significantly lower than in other OECD countries. The MoEP has presented a new strategy that prioritizes waste reduction and recycling over waste incineration or landfilling. Implementation of the new strategy is expected to enable the achievement of the following targets by 2030:
•
54% of municipal waste to be recycled.

•
100% infrastructure for sorting and separating organic waste at source.

•
0% landfill of untreated waste and 20% landfill of treated waste.

•
47% reduction in greenhouse gas emissions, compared to 2020.

In October 2020, the MoEP decided to expand deposit obligations to large beverage bottles to address the problem of disposable plastics in public spaces.
The environmental TAKDUM project in the amount of NIS 550 million is moving to the implementation phase. Within five years, 100% of the waste in the Israeli Arab authorities will be transferred to regulated treatment, and the volumes of circulation will be similar to that of the general population.
In October 2022, the government approved the establishment of a facility at Neot Hovav, which will handle the remains of municipal waste from the southern region that cannot be recycled. The facility, which will be the first of its kind in Israel, will be established through a public-private partnership, a solution for wide application in other infrastructure areas such as transportation, water, and energy. Additional waste sorting and treatment facilities are to be established over coming years.
In 2023, Israel joined the High Ambition Coalition to End Plastic Pollution and is taking an active part in developing an international legally-binding instrument to end plastic pollution by 2040.
In 2024, the MoEP, the Economy and Industry Ministry and the Investment Authority assigned NIS 400  million to support the recycling industry in Israel by establishing and expanding recycling infrastructure and industrial plants using recycled materials.
To combat the illegal dumping of construction waste, a new construction waste bill is currently being promoted and has passed first reading in the Knesset. The new bill will ensure construction waste is treated at licensed sites and that waste manufacturers, transporters and treatment facilities are registered and held accountable.
Contaminated soils
The Government has made lowering housing costs a central policy aim. One of the principal means to this aim is to increase the number of available housing units, especially in areas where demand is high but where availability of land is limited. Hence the Government is acting to clear considerable land reserves located in central Israel, that in the past have been utilized mainly by the military. This land is contaminated with hazardous material which has led, in many cases, to contamination of the soil, the subsoil and the groundwater. The MoEP has commissioned the Environmental Services Company, a government company, to implement the preliminary process of environmental remediation to enable large-scale marketing of these areas for residential building.
Promotion of environmental awareness in the private sector
Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality, sustainable development, pollution prevention and waste reduction as a cost-effective strategy. The national green growth plan for the years 2012-2020, presented by the Government in 2012, assessed the economic potential of a transition to a green economy and recommended measures for implementation. The recommended measures include removing obstacles to green growth, encouraging the environmental technologies industry, promoting employment in environmentally sustainable sectors, and transitioning to sustainable industry, an environmentally-friendly business sector and green consumption. As of the date hereof, most of the measures envisioned under the national green growth plan for 2012-2020 have been successfully implemented.
Green construction
In 2011, the MoEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation, and construction management. In 2018, the MoEP began to regulate the certification process of green buildings by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green. By 2020, more than 14,400 green building housing units have been completed, and over 60% of the approved housing units in the plans will meet the standard requirements for their construction, with a cumulative volume of approximately 200,000 units.
In August 2020, binding regulations were approved, requiring that, from 2022 all new buildings are to be built in accordance with the Israeli green building standards. Mandatory application would take effect for all new construction projects in two phases. The first phase applies to large-scale building applications, and will cover high-rise residential buildings, commercial construction of 5,000 square meters and public construction of 1,000 square meters. The second phase, which took effect in September 2023, applies to any residential construction project that contains six or more apartments, and for any commercial construction over 1,000 square meters in size. In addition, the regulations allow public planning institutions to specify advanced green construction requirements.
Since December 2022, there is an obligation to present an energy rating for new apartments in Israel. The rating allows new apartment buyers to check in advance if the apartment is energy efficient and to understand the possible savings potential. In doing so, Israel joins the 27 countries of the European Union that have also established a similar obligation in legislation.
Supporting NGO’S
The MoEP is supporting environmental organizations in Israel (to the extent of NIS 12 million in 2023) for a variety of activities in environmental content areas, including waste management, recycling, reducing air pollution and environmental innovation.
Additional measures and green financing
In January 2019, the MoEP, the Ministry of Finance and the Ministry of Economy and Industry (the “MoEI”) set up a joint fund to support environmental projects in developing countries, in cooperation with the European Bank for Reconstruction and Development (EBRD). The one-million-euro fund is supporting projects that relate to water, energy and coping with climate change, mainly in Central and Eastern Europe and Central Asia.
In February 2019, the MoEP and the MoEI, along with the Innovation Authority announced funding of NIS 14 million for an innovation lab that will focus on environmental protection and sustainability. The MoEP and the Innovation Authority have also published several rounds of support for pilot facilities that test environmental technologies. Over seven rounds, a total of NIS 42 million has already been allocated, representing half of the project cost on average.
The MoEI and the MoEP promote the implementation of the National Israeli Action Plan for Circular Economy to facilitate the transition of the Israeli industry from resource-intensive and import-dependent production into competitive production, which is based on circularity, innovation, and resource efficiency. The action plan aims to facilitate this transition by adjusting regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap focuses upon three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: construction and infrastructure, packaging, chemistry, and pharma.
The MoEP, MoEI and Ministry of Finance established a Resource Efficiency Center which became operational in March 2020. The aim of this center is primarily to improve the environmental performance of Israeli industry and to increase the industry’s competitiveness, mainly by funding and advising efficiency transitions of industrial plants.
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts, and gaseous emissions from industrial plants as raw materials at other plants. Four companies competed in the pilot project, in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The pilot project ended in March 2020, and, following its evaluation, the MoEI is working to promote a long-term national project to promote symbiosis through one or two of the companies.

Environmental education
In May 2022, the MoEP and Ministry of Education released a comprehensive curriculum on climate change intended for schools and youth movements. The curriculum will be integrated into the following disciplines: science and technology, geography, biology, agriculture, chemistry, philosophy, political science, visual arts, and civic education. The curriculum will involve field trips to river deltas, beaches, desert land and urban areas where the effects of climate change are visible. The incorporation of the curriculum into the activities of youth movements has been granted NIS 15 million in funding, and aims to develop environmental and sustainability leadership, as well as peer-led training and educational programs and encourage carbon footprint reduction activities in said movements.
Biodiversity
Israel completed the first national assessment of ecosystem services in 2021 and published its latest State of Nature report in 2022. It intends to adopt a new national biodiversity strategy and action plan in 2024 and set measurable biodiversity targets consistent with the framework of the Post-2020 Global Biodiversity Framework. Israel has achieved significant progress over the past decade, expanding terrestrial protected areas and creating marine protected areas. As of mid-2022, approximately 25% of the land area and 4% of territorial waters of the State of Israel were protected.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers) and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.
In 2023, the shekel depreciated in value, continuing the trend in real terms from 2022. The depreciation occurred despite Israel’s surplus in the current account.
In recent years, exports of services as a share of Israel’s total exports have been increasing as compared to exports of goods. After surpassing total export of goods in 2021, export of services in 2022 remained a majority of total exports. In 2023, exports of goods and of services constituted 46.9% and 53.1% of all exports, respectively, compared to 63. 6% and 36.4%, respectively, in 2013.
In 2023, exports decreased by 0.8% and imports decreased by 6.6% compared to 2022. Exports comprised 30.9% of GDP and imports comprised 27.1% of GDP in 2023. The negative growth of exports in 2023 was driven by a decrease of export of goods by 3.3%. In contrast an increase in exports of services of 1.5% moderated the decrease of total exports. In the services sector, business services, namely high-tech services, grew by 0.1%. Revenues from tourism, with the return of normal activity after the pandemic, grew by 20% in 2023 compared to 2022, where it grew by 298.6% over revenues in 2021 due to the lifting of COVID-19 travel restrictions. Despite this significant growth, revenues from tourism are still lower than pre-pandemic levels in absolute terms.
Current transfers, which include financial assistance from the United States, German reparation payments and personal and institutional remittances, increased by 4.4% in nominal terms in 2023 to $15.6 billion from $14.9 billion in 2022.
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been in surplus since 2006. At the end of 2023, the net international investment position stood at $211.6 billion (41.7% of GDP), as compared to $157.8 billion (30.1% of GDP) in 2022, $154.5 billion (31.5% of GDP) in 2021 and $184.8 billion (44.8% of GDP) in 2020.
Foreign currency reserves held at the Bank of Israel have increased significantly over the past decade, growing from $81.8 billion at the end of 2013 to $204.7 billion at the end of 2023, and $206.1 billion as of May 2024 in nominal USD terms. In line with the change in the long-term trend of NIS appreciation, foreign reserves at the end of 2023 were approximately $204.7 billion — an increase from December 2022 when reserves stood at approximately $194.2 billion. From a long-term perspective, reserves grew significantly as a percentage of GDP from approximately 26% of GDP in 2013 (year average) to 41% as of December 2023.
Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and launched a policy of intervening in the foreign exchange market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly, which remains the Bank of Israel’s policy. Due to the war, the shekel lost value and so the Bank of Israel sold foreign currency in the amount of $8.5 million.

Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2019	2020	2021	2022	2023
Current Account Receipts
Exports of goods and services	116,958	113,955	143,819	166,512	156,626
Income from abroad	14,623	11,668	17,765	19,690	20,834
Current transfers	12,405	11,956	14,715	14,978	15,642
Total current account receipts	143,986	137,578	176,299	201,180	193,103
Payments
Imports of goods and services	109,590	97,083	126,153	151,011	137,725
Income to foreigners	16,568	15,521	25,283	24,263	24,980
Current transfers	4,195	4,946	5,468	5,306	5,532
Total current account payments	130,354	117,550	156,904	180,580	168,237
Balances
Trade in goods and services	7,368	16,872	17,666	15,502	18,901
Net income	-1,946	-3,854	-7,518	-4,573	-4,145
Net current transfers	8,210	7,010	9,246	9,672	10,110
Current account balance	13,632	20,029	19,395	20,601	24,866
Capital Account
Capital account balance	1,614	1,714	2,176	2,671	2,391
Financial Account Investments abroad by Israelis
Direct investment	8,690	4,579	10,369	10,247	9,728
Portfolio investment	6,439	15,158	15,509	-1,708	8,501
Other investments	5,919	9,040	13,539	9,972	7,897
Financial derivatives (net)	-1,222	-1,361	-1,514	21,740	4,434
Reserves assets (net)	6,445	37,777	39,674	2,291	-223
Total investments abroad	26,271	65,193	77,578	42,543	30,337
Investments by Foreigners in Israel
Direct investment	17,363	20,969	18,950	23,031	15,111
Portfolio investment	-26	18,887	30,476	4,893	-3,175
Other investments	4,019	843	9,429	-3,231	2,458
Total investments in Israel	21,356	40,698	58,855	24,693	14,393
Net Financial Transactions
Direct investment	-8,673	-16,390	-8,581	-12,785	-5,382
Portfolio investment	6,465	-3,729	-14,967	-6,600	11,676
Other investments	1,900	8,198	4,110	13,203	5,439
Financial derivatives (net)	-1,222	-1,361	-1,514	21,740	4,434
Reserves assets (net)	6,445	37,777	39,674	2,291	-223
Financial Transactions Balance	4,915	24,495	18,723	17,850	15,944
Statistical errors and omissions	-10,331	2,752	-2,848	-5,421	-11,312

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics.

Foreign Trade1
Exports of goods2 and services are crucial to the overall performance and competitiveness of Israel’s economy. In 2023, Israeli exports of goods and services reached $156.5 billion, and total imports of goods and services reached $137.8 billion. 2022 concluded with a trade surplus of $25.3 billion, following a trade surplus of $20.6 billion and $19.4 billion in 2022 and 2021, respectively. The annual growth rate of exports of goods and services in 2022 stood at 15.4% after an increase of 25.7% in 2021 and a decline of -2.9% in 2020. Services continue to represent a large share of Israel’s exports. In 2022, services constituted 51.9% ($86.3 billion) of total exports, while goods constituted 48.1% ($80 billion). Exports of goods grew by 14.1%, and exports of services grew by 16.6% in 2022. Imports of goods and services increased by 19.7% in 2022, following an increase of 29.8% in 2021. Imports of goods grew by 15.6% and imports of services grew by 31.1% in 2022.
In 2022, the United States remained Israel’s top export destination for goods, with a value of goods exported totaling $18.6 billion. China is Israel’s second top export destination, with $4.6 billion worth of goods exported to China, followed by India as the third top export destination, with $3.4 billion worth of goods exported to India, as of 2022. With respect to trading blocs, the European Union remains Israel’s biggest export market. Israeli exports of goods to the European Union grew by 25% in 2022. The European Union is also the primary source for imports into Israel, amounting to $27.1 billion in 2022.
In 2022, the composition of Israel’s export of goods mainly included machinery products (23.6%), chemical products (21.4%), precious stones and metals (16.2%), and optical, medical and other equipment (11.3%). Israel’s imports of goods in 2022 mainly included machinery (22.3%), minerals (14.4%), transportation products (10.5%), chemical products (9.5%), and agricultural products and foodstuff (9.4%).
Trade in services continues to constitute a large part of Israel’s foreign trade. In 2022,3 45.9% or $39.8 billion of Israeli service exports were computer programming, consultancy and other related activities. This sector grew by 13.8% in 2022, after increases of 28.6% and 15.4% in 2021 and 2020, respectively. The second largest sector of Israel’s exports of services was transportation services, which reached $13.2 billion in 2022 and grew by 20% and 136% in 2021 and 2020, respectively. This increase in transportation services was due to the global decline of transportation services in 2020 during the COVID-19 pandemic and the price increases in transportation services globally. In 2022, the United States remained Israel’s top service exports destination with $20.6 billion (27.8% of total exports of services), followed by the European Union with $5.4 billion (7.7% of total export of services). In 2022, the United States was the largest provider of imported services to Israel (15.6%), followed by the European Union (9.5%).

1
Based on data from Israel’s Central Bureau of Statistics.

2
Trade of goods by country statistics in this section includes diamonds and are by country of origin.

3
Latest data available.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2019	2020	2021	2022	2023
Agriculture(1)
Seasonal crops	438	356	454	371	382
Fruits	450	438	444	469	708
Other	236	246	254	251	246
Total	1,125	1,039	1,152	1,092	1337
Industrial (excl. polished diamonds)
Mining and quarrying	255	186	180	267	566
Food, beverages and tobacco	1,065	1,131	1,332	1,357	1409
Textiles, clothing and leather	893	923	918	936	927
Wood, furniture, cork, paper and printing	431	434	562	536	551
Chemicals and refined petroleum	12,958	11,987	11,706	16,886	14270
Pharmaceutical products	3,135	1,863	2,351	3744	2123
Rubber and plastics	2,229	2,252	2,735	2,726	2346
Basic metal products	589	658	999	978	804
Metal manufacturing assembly, machinery and equipment	6,155	5,909	6,883	7,444	6772
Electronic components and computers, medical and optical equipment	13,083	13,552	17,165	19,106	18872
Electrical equipment	1,126	1,176	1,293	1,612	1877
Transport equipment	2,930	2,578	2,796	3,603	3401
Jewelry	691	554	796	881	854
Other non-metallic mineral products	366	306	324	344	273
Miscellaneous	165	132	189	175	205
Total	46,070	43,640	50,228	60,592	55,045
Diamonds(1)	11,314	5,474	8,779	10,881	7,175
Diamonds (net)(2)
Polished	3,404	2,242	3,529	3,640	2,328
Rough	1,440	857	1,785	1,509	655
Total	4,844	3,099	5,314	5,149	2984
Total(2)	52,039	47,778	56,694	66,833	59,187
Other goods(2)	7	52	14	0.4	0.4
Returned goods	-142	-342	-340	-348	-383
Total (net)(2)(3)	51,903	47,489	56,368	66,485	59,187

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2019	2020	2021	2022	2023
Consumer Goods
Transportation equipment	2,551	2,147	2,774	3,768	3,673
Furniture and electrical equipment	3,871	4,334	5,673	5,523	4,502
Other	494	506	646	658	596
Durable goods (total)	6,916	6,987	9,093	9,949	8772
Food, beverages and medicines	4,306	4,766	5,589	5,880	5,703
Clothing and footwear	2,465	2,144	3,058	3,501	2,880
Household utensils	1,333	1,344	1,808	1,591	1349
Other	2,161	2,720	3,882	4,442	4,044
Non-durable goods (total)	10,265	10,974	14,336	15,414	13,975
Total	17,181	17,961	23,429	25,364	22,747
Agriculture	1,227	1,298	1,638	1,889	1,445
Raw food products	2,698	2,797	3,566	4,222	3,840
Fabrics	639	661	744	777	651
Wood and related products	569	603	900	943	677
Chemical products	4,955	5,292	6,054	7,306	5,846
Rubber and plastics	2,535	2,476	3,543	3,870	2,884
Paper-making material	731	666	774	1,014	770
Iron and steel	2,703	2,511	3,690	4,489	3,645
Precious metals	147	145	290	273	262
Non-ferrous metals	825	839	1,105	1,252	1,041
Machines and electronics	11,952	11,465	13,668	16,020	14,674
Other industries	2,473	2,756	3,415	3,889	3,646
Fuels	9,174	5,528	9,010	14,461	10,753
Total	40,627	37,036	48,397	60,405	49,917
Diamonds (net)	3,845	2,961	5,128	5,062	3,274
Investment Goods
Machinery and equipment	6,905	7,227	8,892	8,933	8,551
Transport vehicles(2)	4,339	3,617	4,900	5,303	5,483
Ships and aircraft	2,741	349	350	1,452	658
Total	13,986	11,193	14,143	15,688	14,693
Other goods	212	249	0	7	0
Returned goods	-149	-124	-123	-200	-164
Total (net)(3)(4)	75,703	69,276	90,975	106,326	90,467

(1)
Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2019		2020		2021		2022		2023
Americas	18,762	32.1%	15,638	31.2%	19,271	32.0%	22,893	31.5%	20,754	36%
USA	15,964	27.3%	13,132	26.2%	16,319	27.1%	18,617	25.7%	17,583	27.6%
Other America	2,798	4.8%	2,506	5.0%	2,952	4.9%	4,277	5.9%	3,170	5%
Europe	21,282	36.4%	17,575	35.0%	20,358	33.8%	26,045	35.9%	23,072	36.2%
EU	17,329	29.6%	14,667	29.2%	16,490	27.4%	17,994	24.8%	17,905	28.1%
EFTA	1,145	2.0%	506	1.0%	812	1.3%	1,597	2.2%	737	1.2%
Other Europe	2,808	4.8%	2,403	4.8%	3,056	5.1%	6,454	8.9%	4,430	6.9%
Asia	13,470	23.0%	11,403	22.7%	14,169	23.6%	16,658	22.9%	13,307	20.9%
Africa	731	1.2%	586	1.2%	735	1.2%	743	1.0%	953	1.5%
Oceania	590	1.0%	546	1.1%	637	1.1%	661	0.9%	562	0.9%
Other	3,673	6.3%	4,405	8.78%	4,989	8.3%	5,565	7.7%	5,114	8%
Total	58,508	100.0%	50,154	100.0%	60,158	100.0%	72,565	100%	63,761	100%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2019		2020		2021		2022		2023
Americas	13,110	17.1%	9,566	13.6%	10,190	11.1%	11,502	10.7%	10,601.2	11.5%
USA	11,745	15.3%	8,327	11.8%	8,631	9.4%	9,639	8.9%	9,058.9	9.9%
Other America	1,365	1.8%	1,239	1.8%	1,559	1.7%	1,863	1.7%	1,542	1.7%
Europe	37,492	48.9%	37,088	52.7%	47,014	51.0%	50,397	46.8%	43,888	47.8%
EU	27,678	36.1%	27,475	39.1%	34,362	37.3%	37,510	34.8%	30,745	33.5%
EFTA	5,848	7.6%	5,466	7.8%	6,898	7.5%	6,542	6.1%	5,193	5.7%
Other Europe	3,967	5.2%	4,147	5.9%	5,753	6.2%	9,532	8.8%	7,950	8.7%
Asia	17,296	22.6%	17,917	25.5%	25,382	27.5%	30,560	28.3%	25,880	28.2%
Africa	350	350	323	0.5%	331	0.4%	434	0.4%	748	0.8%
Oceania	259	259	201	0.3%	240	0.3%	265	0.2%	280	0.3%
Other	8,168	8,168	5,230	7.4%	9,002	9.8%	14,596	13.5%	10,391	11.3%
Total	76,675	100.0%	70,326	100.0%	92,159	100.0%	107,754	100.0%	91,787	100.0%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base Year: 2020 = 100)
	2019	2020	2021	2022	2023
Indices of Physical Volume
Exports	109.1	100	113.5	127.8	113.6
Imports	102.2	100	118.6	124.2	110.5
Indices of Prices
Exports(1)(2)	106.8	100	104.7	108.9	107.8
Imports(1)(2)	103.5	100	111.5	123.3	118.5
Terms of Trade	103.3	100	93.9	88.3	91.0

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance and Central Bureau of Statistics.
AML/CFT/CPF Regime
Israel is committed to maintaining its robust Anti-Money Laundering and Combating the Financing of Terrorism (“AML/CFT”) framework and has strong AML/CFT strategies in place. In 2002, Israel established the Israel Money Laundering and Terror Financing Prohibition Authority (“IMPA”), which is responsible for combatting money laundering and terror financing in Israel.
The Government has set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. Stemming from this, Government Decision no. 4618 (2006) was issued which requires all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, headed by the Attorney General and comprised of the most senior representatives of law enforcement agencies (the Israel National Police, Israel Tax Authority, Israel Securities Authority, and IMPA) leads the country’s integrated AML/CFT strategy and policy to counter serious and organized crime, including the targeting of its proceeds.
The Inter Agency Implementation Committee (“IC”) is the main operational body that implements the ESC’s policies and directives. The IC is comprised of Israel’s key AML/CFT agencies, including law enforcement authorities (the Israel Police, Tax Authority and Securities Authority), the financial intelligence unit (“IMPA”), Israeli Prison Service, Bank of Israel, Ministry of Economy and Industry and Ministry of Justice.
The National Bureau for Counter Terror Financing (“NBCTF”), housed within the Ministry of Defense (“MoD”), is responsible for countering terror financing and is a combined inter-ministerial effort against terrorist financing. The NBCTF is responsible for outlining the national enforcement policy, conducting CFT risk assessment, and coordinating national CFT strategies and enforcement policies. The NBCTF also works to counter proliferation financing (“CPF”) and the Sanctions Bureau under the Ministry of Finance (“MoF”) co-ordinates the work regarding CPF strategy and CPF sanctions.
AML/CFT Legislation
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”) enacted in 2000 is the main act of legislation for Israel’s anti-money laundering (“AML”) regime. The PMLL covers four key elements of the AML regime:
•
Prevention:   The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting, and record-keeping) which apply to the covered financial and designated non-financial business and professions (“DNFBP”) sectors in Israel. It empowers individual financial and DNFBP supervisors to enact rules for operational requirements of these preventive measures. In addition, where applicable, Israel relies on general sectoral-specific supervisory power to implement AML/ counter financing of terrorism (“CFT”) preventive measures. The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and have some AML/CFT obligations, but are not required to report suspicious transactions. Real estate agents are subject to a market entry licensing regime. Dealers in precious stones are covered under Israel’s AML/ CFT system.
•
Criminal Sanctions:   The PMLL establishes money laundering as a criminal offence, punishable by imprisonment and large fines. It also establishes a list of money laundering associated predicate offences.

•
Confiscation:   The PMLL establishes both criminal and civil confiscation mechanism. Confiscation may be in addition to criminal sanctions.

•
IMPA:   The PMLL established IMPA as Israel’s financial intelligence unit. In its main capacity, IMPA is the national center for the receipt and analysis of unusual and currency transaction reports and disseminates the results of such analysis to various authorities, as prescribed by the PMLL.

Since the enactment of the PMLL, Israel has enacted legislative amendments to meet the FATF international standards and any updates thereto.
Counter Terrorism Law
Israel’s Counter Terrorism Law was enacted in 2016 with the purpose of providing government agencies with adequate criminal law and administrative law tools in order to counter the terror threats that Israel faces. The law ensures that Israel is on par with other countries leading the fight against terror and terror financing and that it meets the international standards set in this regard.
Reporting Suspicious Activity
The AML/CFT sector-specific Orders impose certain obligations on the financial institutions and DNFBPs. These Orders require obliged entities to report to IMPA two types of reports: (1) reports on transactions above a certain threshold and of a certain type (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2022, IMPA received more than 3.2 million currency transaction reports and over 170,000 unusual activity reports. IMPA disseminated these reports to the Israel National Police, Tax Authority, security agencies and to other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
International Cooperation and Evaluation
Israel has been a full member of the FATF since 2018 (and was previously an observer state between 2016 and 2018). In addition, Israel is a member of Moneyval (Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism), a FATF-style Regional Body. The Israeli FIU (IMPA) is a member of the Egmont Group of Financial Intelligence Units.
In 2018, Israel underwent a rigorous and comprehensive mutual evaluation of its AML/CFT regime. In December 2018, with the publication of the FATF/Moneyval mutual evaluation report, Israel became a full member of the FATF. Following the successful outcomes of its evaluation, Israel was placed in the FATF’s regular follow-up process. In May 2022, the FATF published Israel’s first regular follow-up report (FUR). The FUR re-rated Israel’s technical compliance with the following: (i) Recommendation 2 on international cooperation — Israel retained its rating as compliant; (ii) Recommendation 15 on New Technologies and Virtual Asset obligations — Israel was re-rated as largely compliant; and (iii) Recommendation 16 on wire transfers — Israel was upgraded and re-rated as largely compliant. Israel’s satisfactory level of progress qualifies it to remain within the scope of the FATF’s regular follow-up process (as opposed to the enhanced follow-up process required of other countries). In October 2022, the FATF decided that the fourth round follow-up process of Israel is deemed concluded, and Israel would no longer be required to report back to the FATF in June 2024.
The results of Israel’s 2018 mutual evaluation determined that Israel has successfully demonstrated its strong commitment to combating money laundering and terrorist financing, achieves good results in identifying and responding to the risks it faces and has a robust and effective AML/CFT regime. The report further determined that Israel has strong and comprehensive national mechanisms to coordinate the development and implementation of AML/CFT policies and activities.
The report notes that significant improvements are still needed to strengthen supervision and implementation of preventive measures. Additionally, the report found that with regards to technical compliance, Israel’s legal framework is particularly strong, with only some areas in need of significant improvement such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
The report also found that the respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
Foreign Investment
The volume of foreign direct investment in Israel totaled approximately $16.4 billion in 2023, compared to $23.0 billion in 2022. From 2019 to 2023, the total volume of net foreign direct investment in Israel was approximately $52.9 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $9.9 billion in 2023, compared to approximately $10.2 billion in 2022.
Table No. 21
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2019	2020	2021	2022	2023
Nonresident Investment	21,356	40,698	58,855	24,693	14,794
By investment type
Direct Investment	17,363	20,969	18,950	23,032	16,422
Portfolio Investment	-26	18,886	30,476	4,892	-3,339
Other Investment	4,019	843	9,429	-3,231	1,711
Resident Investment abroad	26,271	65,192	77,579	42,543	33,648
By investment type
Direct Investment	8,690	4,579	10,369	10,247	9,970
Portfolio Investment	6,439	15,158	15,509	-1,708	10,094
Other Investment	5,919	9,040	13,539	9,973	9,373
Reserve Assets	6,445	37,776	39,675	2,291	-223
Financial Derivatives	-1,222	-1,361	-1,513	21,740	4,434
Net financial account	-4,915	-24,494	-18,724	-17,850	-18,854

Source:   Central Bureau of Statistics and Bank of Israel.

Foreign Exchange Controls and International Reserves
In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $242.3 billion at the end of 2023. Foreign currency reserves grew from $81.8 billion at the end of 2013 to $204.7 billion at the end of 2023.
All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.
The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.
Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel- denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.
Table No. 22
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2019	2020	2021	2022	2023
External Debt
Public sector	39,356	62,408	81,645	79,614	78,145
Private sector	49,998	50,914	58,628	56,891	51,747
Banking system	13,846	16,608	20,053	19,396	24,799
Total	103,200	129,930	160,326	155,901	154,691
External Assets
Public sector	128,816	176,144	219,775	201,442	209,449
Private sector	104,925	117,740	115,891	108,263	122,088
Banking system	39,716	40,161	50,316	55,422	65,411
Total	273,457	334,045	385,982	365,127	396,948
Net External Debt	-170,257	-204,115	-225,656	-209,226	-242,257

Source:   Bank of Israel
Table No. 23
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2019	2020	2021	2022	2023
119,548	147,777	197,051	197,713	199,800

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.

Foreign Exchange Rates
The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below).
Since March 2008 through January 2022, the Bank of Israel has purchased a total of approximately $145.6 billion in the foreign exchange market.
At the outbreak of the war in Gaza in October 2023, the Bank of Israel sold, for the first time, $8.5 billion in foreign exchange reserves. The sales were made as part of a program announced by the Bank of Israel with the goal of moderating the volatility in the shekel exchange rate and to provide the liquidity required for the continued proper functioning of the markets.
Table No. 24
Average Exchange Rates
(NIS per Currency Unit)
	2019	2020	2021	2022	2023
U.S. dollar	3.565	3.442	3.230	3.358	3.690
British pound sterling	4.554	4.413	4.446	4.151	4.589
Euro	3.992	3.923	3.822	3.536	3.990
Japanese yen	3.270	3.223	2.945	2.568	2.624

Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Professor Amir Yaron, appointed to a second term in December 2023, after having served in the United States as a Professor of Finance at The Wharton School, University of Pennsylvania.
According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.
The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform (on the stock exchange or in another regulated market or off-market) an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.
As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.
The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.
As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members who represent the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor), and three members who represent the public and are appointed by the Government.
The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the

Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.
Monetary Policy
Monetary Framework.   At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. In 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. This tight monetary policy and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% to 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, towards the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. The global financial crisis that began in the summer of 2007 and worsened during 2008 significantly affected Israel’s monetary policy. At the start of the crisis, domestic economic activity was robust, but concerns over the worsening financial situation abroad, led to expectations of a recession. The Bank of Israel reduced the interest rate at the beginning of 2008. In the third quarter of 2008, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. By the end of 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, the interest rate was cut to 2.5%, followed by a further decrease of 0.5% in April 2009. In retrospect, the acute effects of the global financial crisis on the real economy in Israel lasted only two quarters (the fourth quarter of 2008 and the first quarter of 2009), but this was not known at the time. Only towards the end of 2009 did concerns of continued severe recession abate.
The terror attack launched by Hamas on October 7, 2023 and the war in Gaza which followed caused a significant disruption to the Israeli economy in the fourth quarter of 2023. In view of the war, the Monetary Committee’s policy has focused on stabilizing the markets and reducing uncertainty, alongside price stability and supporting economic activity. The Bank of Israel also sold $8.3 billion in October 2023 in order to moderate the volatility of the shekel.
Key trends in economic indicators and monetary policy since the global financial crisis and their development in recent years, including the impact of COVID-19 and the war in Gaza, among others, are as follows:
1.
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and significantly lower unemployment. In 2021, when economic activity began to recover from the effects of the COVID-19 pandemic and the special assistance to the unemployed was discontinued, employment began to recover. The expansion of demand in the economy continued in 2022 and was reflected in the continued tightening of the labor market, as the annual average job vacancy rate increased, and unemployment declined. This led the labor market to converge to a full employment environment, with the labor participation rate and the employment rate surpassing their 2019 levels. This process continued in the first three quarters of 2023, with the 3.6% rate of unemployment and the 61.5% employment rate. In the fourth quarter of 2023, the wide unemployment rate (which considers absentees as unemployed) rose to 7.9% and the wide employment rate dropped to 57.7%, while in January-February 2024 they had begun to recover, dropping to 4.6% and rising to 59.7%, respectively. The initial drop in employment was due to the school system being shut down for most of October 2023 due to Hamas’s rocket attacks and the extensive reservist call up. Employment rebounded once the school system reopened at the end of 2023 and as many reservists were released in early 2024.

2.
A continued increase in real output growth relative to most other OECD countries. GDP rose by 3.9% in the first three quarters of 2023 (relative to the same period in 2022). It dropped by 5.7% in the fourth quarter (relative to the previous quarter), reducing the annual growth rate for 2023 to 2%.

3.
A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the global financial crisis and thereafter. Between December 2007 and December 2022, home prices increased by approximately 209% and by 144% in real terms (adjusted for the CPI). In 2022, housing prices increased by 14.6% compared to 2021. However, in 2023, housing prices decreased by 0.7% compared to 2022.

4.
Continuous declines in the Government debt-to-GDP ratio from 2009 to 2017 alongside more expansionary fiscal policies in the areas of healthcare and education since 2016, which reflect the Government’s response to social needs. The public debt-to-GDP ratio rose slightly in 2018, but declined again and reached 59.2% in 2019. In 2020, the Government implemented economic rescue plans in response to the COVID-19 pandemic, which increased unemployment and other transfer payments and supported businesses. This expenditure, along with the reduction in tax revenues due to the reduced economic activity in 2020, caused the public debt-to-GDP ratio to rise to 70.9%. In 2021, the economic recovery was reflected in buoyant tax revenues, which, together with the decline in pandemic-related expenditure, reduced the debt-to-GDP ratio to 67.8%. In 2022, the total deficit of the general government declined sharply, to just 1.6% of GDP, following two years of high deficits due to the pandemic. Accordingly, and with the rapid growth of GDP, public debt declined in 2022 to 60.8% of GDP at the end of the year. This decline in the debt to GDP ratio was also due to the acceleration of inflation, which eroded the unindexed part of debt (which is about half of the Government’s debt) relative to nominal GDP. In 2023, largely due to high government expenditure relating to the aftermath of the October 7, 2023 attacks and the war in Gaza in the fourth quarter, the total deficit of the general government rose to 6.7% of GDP and the debt-to-GDP ratio rose to 61.9%.

5.
In recent years, there was a current account surplus. The surplus was 4.0% of GDP in 2021 and decreased slightly to 3.9% in 2022. It remained at that level in the first three quarters of 2023, but increased sharply in the fourth quarter, bringing the annual surplus for 2023 to 5.0%.

6.
In late 2012 the nominal effective exchange rate began an appreciation trend which largely continued until mid-2022. This culminated with annual shekel appreciation rates of 5.1% in 2020 and 7.9% in 2021, and was followed by a 6.6% depreciation in 2022 and a 1.5% depreciation in 2023.Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government achieve this goal, there has been changes in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international websites, which has increased competition in the domestic tradable goods market and lowered prices.

7.
Relatively high inflation in 2009-2011, then moving to within the target range in 2011 – 2013, and then dropping from the second half of 2013 until the first half of 2020. Actual CPI inflation was negative or close to zero between 2015 and 2020. The low inflation rate in those years was mainly due to the appreciation of the shekel and increased competition against the background of technological improvements. In contrast, the demand side remained strong. Inflation has been on a rising trend since mid-2020. It crossed the lower bound of the target range (1%) in the first half of 2021 and the upper bound (3%) in the beginning of 2022. Inflation was 5.3% at the end of 2022 (measured at year-end), and 3.0% at the end of 2023. In 2023, the inflation rate in Israel was lower than in most OECD member countries.

Developments in inflation, real output growth and interest rates since the global financial crisis may be grouped into seven periods:
1.
Mid-2009 to mid-2011, a period of strong real GDP growth (5% annual average) along with relatively high inflation (over 4% in 2011) due to increases in global energy and food prices. In response to the increased inflation, the Bank of Israel increased the key policy rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011.

2.
Mid-2011 through mid-2013, a period of slower GDP growth (2% annual average) and inflation within the target range, due in part to the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis. However, during this period, Israel’s growth consistently exceeded the growth of major advanced economies. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid- May of 2013. Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas fields and the start of local production of natural gas.

3.
Mid-2013 to 2015, a period of slower GDP growth of approximately 3%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation.

4.
2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long term rate of growth), and the inflation rate was below the lower bound of the inflation target most of the time. The key policy rate which had been reduced to 0.1%, a near-zero level, in March 2015, remained there until December 2018, when it was raised to 0.25%. Inflation reached the target range in June 2018 and stayed slightly above the lower bound of 1% for 11 of the next 12 months. However, starting in the second half of 2019, the expected interest rate path changed from upward to downward, in view of the worsening global conditions, monetary accommodation in the US and Europe, and the significant decline in annual inflation to below the target range.

5.
2020, the year the COVID-19 pandemic broke out globally, was characterized by a 1.9% decrease in real output and a negative rate of inflation. The interest rate was reduced back to 0.1% in April 2020. Inflation remained negative throughout most of the year and totaled -0.7% as of December 31, 2020. The main catalysts for the low inflation rates in 2020 included declines in global energy and food prices, as well as significantly reduced activity and demand in the global economy.

6.
2021 – 2022, a period characterized by a quick economic recovery from the COVID-19 crisis, in which real output increased quickly, and inflation rose above the target.

7.
2023, a year in which inflation decreased throughout the year (compared to 2022), and GDP growth slowed. The fourth quarter of 2024 was characterized by a significant decrease in GDP growth rate due to the war.

In 2021, global energy and other commodity prices increased sharply and global market demand posted a strong recovery. However, the appreciation of the shekel moderated the resulting inflation. In 2022, Israel’s GDP increased by 6.5% due to the recovery from the effects of the COVID-19 pandemic and the lifting of policies implemented in response. In 2023, Israel’s GDP increased by only 2.0% due to political changes, and, in large part, to the war in Gaza. Private consumption dropped by 0.7%, investment by 2.9%, and government consumption rose by 7.2%. Despite the war, exports rose by 0.1%, due in large part to the strength of Israel’s high-tech services exports. In total, domestic uses were unchanged.
In 2022, the Consumer Price Index increased by 5.3% (measured at year-end) — above the inflation target of 1 – 3%. This increase continued the acceleration in the pace of inflation that began in 2021. As a result, the Bank of Israel increased the interest rate markedly — from 0.1% to 3.25% — during the year. In 2023, the Consumer Price Index rose by 3.0% (measured at year-end), and returned to the upper boundary of the inflation target in Israel, a moderation in the pace of inflation following prior increases. The increased inflation that began in 2021 and its moderation in 2023 were influenced by both domestic and global factors. The Bank of Israel continued raising the interest rate until mid-2023, from 3.25% to 4.75%. In early 2024, the Bank of Israel reduced the interest rate to 4.5%.
Foreign exchange market interventions since the global financial crisis:
In 2008, the Bank of Israel resumed foreign exchange intervention after a ten-year hiatus. This began with a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Although the objectives of foreign exchange interventions have varied depending on the circumstances, they have included increasing the level of foreign exchange reserves (in the early stages of the intervention), moderating the effects of the substitution of domestic natural gas for imported oil on the exchange rate from 2013 to 2019, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.
In January 2021, as a result of several factors, including (a) a sharp appreciation of the shekel at the beginning of the year, (b) the implementation of market-curbing governmental measures in response to additional COVID-19 outbreaks, which led to a sharp increase in the unemployment rate, and (c) the negative inflation environment, the Bank of Israel announced its intention to purchase $30 billion of foreign currency over the course of the year. After the shekel posted a sharp upward trend toward the end of 2021, the Bank of Israel further increased its foreign currency purchase commitments. In total, the Bank of Israel purchased approximately $35 billion in 2021, thereby moderating the appreciation of the shekel. During 2021, the shekel appreciated by 7.9%. In 2022, the shekel depreciated by 6.6% in terms of the nominal effective exchange rate, following a trend of appreciation that lasted for about a decade. The depreciation was supported by foreign exchange purchases by institutional investors due to the decline in equity prices abroad, as well as by the expansion of the monetary interest rate gap with the United States. In 2023, the shekel depreciated by 1.5% in terms of the nominal effective exchange rate, following a trend of appreciation that lasted for about a decade. The depreciation was influenced by political changes in Israel, and by the war in Gaza.
On October 9, 2023, the Bank of Israel announced that it would sell up to $30 billion in order to moderate the volatility of the shekel and provide necessary liquidity for the continued proper functioning of the markets after the October 7 attacks. $8.5 billion was sold under this program.
Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Central Bank bills (“Makam”), and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis in 2008, the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.
The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.

In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department has implemented macro prudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: (i) redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, thus requiring banks to meet stricter credit standards; (ii) increasing the capital provision requirement against high loan-to-value mortgages; (iii) requiring the re-examination of risk management in the housing credit portfolio; (iv) demanding a higher capital provision against variable- interest loans; (v) in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and (vi) in 2012, limiting the loan-to-value ratio of mortgages.
In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range.
During 2020, against the backdrop of the COVID-19 pandemic and the associated economic challenges, the Monetary Committee implemented several measures aimed at coping with the resulting turmoil, including mitigating the adverse economic impact of the COVID-19 pandemic, ensuring the continued orderly functioning of the financial markets, enhancing the pass-through from the Bank of Israel interest rate to market interest rates, encouraging market demand and mitigating inflation through easing credit conditions. This was done primarily through the purchase of government bonds and the provision of loans to the commercial banks to facilitate the advancement of credit from commercial banks to small and micro businesses.
Table No. 25
Selected Interest Rates(1)
	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2019	7.1%	3.5%	0.2%	0.1%	0.3%
2020	7.2%	3.2%	0.1%	0.0%	0.1%
2021	7.3%	3.0%	0.1%	0.0%	0.0%
2022	7.1%	2.9%	1.2%	0.0%	1.7%
2023	7.1%	2.9%	4.5%	0.0%	4.5%

(1)
Effective interest rate (percent per year).

(2)
The data reflects the gross balance of all banking corporations registered in Israel.

(3)
The interest rate on daily deposits auctioned by the Bank of Israel.

(4)
Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.

Source:   Bank of Israel.

Table No. 26
Monetary Indicators
(Percentage Change over Previous Period)(1)
	2019	2020	2021	2022	2023
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	421,417	508,658	633,845	693,764	537,173
M2 (in millions of NIS annual average)(4)	860,197	1,011,363	1,212,395	1,365,891	1,291,443
M1	7.4%	20.7%	24.6%	9.5%	-22.6%
M2	4.4%	17.6%	19.9%	12.7%	-5.5%
Public Sector Injection/GDP(5)	0.5%	1.5%	-0.4%	1.4%	0.4%
Bank Of Israel Injection/GDP(6)	-1.2%	-4.7%	-5.0%	-1.0%	1.7%
NIS/U.S.$(during period)	-7.4%	-6.6%	-3.6%	10.2%	6.4%
Real Yield To Maturity On 5 Year Indexed Government Bonds	-0.6%	-0.7%	-1.5%	-0.5%	1.4%
Nominal Yield On Equities (during period)(7)	17.7%	-0.4%	-31.0%	-15.5%	4.9%
Nominal GDP	6.1%	-0.8%	-10.9%	11.1%	6.0%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of Government bonds held by the Bank of Israel.

(7)
Includes convertible securities and warrants. The data has been adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The Banking Supervision Department (“BSD”) is the primary regulator of Israeli banking corporations and systemic payment services providers (including credit card companies). The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of the Bank of Israel (“BOI”). The BSD is committed to meeting all international standards set by the Basel Committee on Banking Supervision (“BCBS”) as well as other international standards that in the BSD’s view may improve the stability and resilience of the Israeli banking system. Over the past ten years, the BSD has enhanced its risk-based supervision framework by implementing the BCBS’ set of measures developed in response to the Global Financial Crisis of 2008, commonly referred as “Basel III”. Furthermore, the BSD has enhanced its capital and liquidity requirements in accordance with the reforms incorporated into the Basel III post-crisis guidelines. The BSD has also introduced a wide range of macro-prudential measures over the same period in order to better align capital requirements with the risks inherent in the housing and real-estate credit portfolios and to reduce the exposure of the banking system and its customers to those risks. Moreover, the BSD took steps to enhance the AML/CFT risk management framework and to achieve more effective AML/CFT supervision.
The changing operating environment, including the integration of new technologies, innovative channels, systems and products into the financial systems in the global markets, led the BSD and other financial regulators to prioritize the responsible implementation of these new technologies within the financial and banking system. The BSD adjusted its operations and regulations to accommodate these changes and to address the potential risks of digitalization and technological innovation in finance.

At the onset of the war in Gaza, which commenced on October 7, 2023, the BSD responded immediately with a series of measures aimed at addressing the various challenges that emerged in the banking sector, ensuring continuity of business operations and uninterrupted provision of services to the public. Banking corporations were directed to handle customer interactions with sensitivity, and to intensify the monitoring and management of operational and financial risks. The actions taken by the BSD included: issuing guidelines for operating bank branches, establishing an emergency call center, introducing assistance measures in various consumer-related areas, outlining payment deferral programs for loans, intensifying the monitoring of risk developments, and providing guidelines on prudential matters. Additionally, the BSD examined the banking corporations’ capital planning, ensured that the banking system was prepared with adequate liquidity buffers, and verified that the banking corporations had sufficient buffers to absorb losses.
Licensing process.   Banking and Payment Services Provider with Prudential Importance licenses are issued by the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks with regard to licensing:
(1)
The Licensing Committee, which advises the Governor of the BOI and the Supervisor of Banks with regard to establishing banking corporations, granting or revoking of licenses, granting or revoking bank branch permits, and reviewing changes in controlling shareholders; and

(2)
The Advisory Committee, which advises on matters relating to the issuance of new banking business regulations.

Profile of the Banking System.   At the end of 2023, there were 15 banking corporations registered in Israel, including ten commercial banks, one joint services company and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel Ltd., Bank Hapoalim Ltd., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd.) hold 99.1% of the assets of the Israeli banking sector. As of December 2023, two additional small-scale commercial banks that are unaffiliated with the aforementioned banking groups operate in Israel: Bank of Jerusalem, Ltd. and One Zero Digital Bank, Ltd. In addition, branches of four foreign banks operate in Israel on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major foreign banks maintain offices in Israel, through which they engage in activities in Israel’s capital markets and render advisory services that do not require a banking license pursuant to Israeli banking laws.
The market share of the two largest banking groups — Bank Leumi and Bank Hapoalim — by total assets was 56.6% as of December 2023.
Israeli banking groups perform financial services for retail and corporate clients, including investment banking, brokerage and capital market activities, which require abiding by certain restrictions in order to prevent conflicts of interest. In addition, the Israeli banks face restrictions on their investments in non-financial companies.
There are also restrictions on the structure and type of companies that can become controlling shareholders of banks.
Controlling Structure in Banks.   Banks can either be controlled by a group of major shareholders, called a Core Controlling Group, or the bank’s ownership can be widely dispersed among a broad base of shareholders. In 2012, an amendment to the Banking Ordinance, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, allowing banks to operate without a Core Controlling Group. In addition, the BOI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures.
In December 2013, the Knesset enacted the Enhancing Competition and Reducing of Concentration Law 5774-2013, which sets restrictions on significant cross-sectorial holdings and control of a non-financial corporation alongside a banking corporation deemed a Significant Financial Entity (as defined by this law) and provides a transition period for pre-existing controlling shareholders.

Recent Legal and Regulatory Changes in the Banking Sector
(1)
The Divestiture of Credit-Card Companies.   In accordance with the Increasing Competition and Reducing Concentration in the Banking Industry Law 5777-2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, were required to divest their credit-card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies now operate as independent non-bank credit providers and merchant acquirers and compete with banks in providing credit to SMEs and retail customers.

In January 2023, an amendment to the Banking (Licensing) Regulations was approved by the Finance Minister, following the recommendation of the Strum Law Implementation Committee and the consent of the Governor of the BOI. According to the amendment, a bank with a broad scope of activity that is required to sell its control of a credit-card company is defined as a bank that owns more than 10% of the total assets of the banking system (instead of 20% prior to the amendment). Accordingly, Israel Discount Bank Ltd. is expected to sell its holding in Cartisey Ashrai LeIsrael Ltd (CAL). Banks are permitted to continue to issue credit cards.
In May 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit-card company. Upon meeting these criteria, a purchaser of a credit card company can be one of the following types of entities: an Israeli financial corporation or nonfinancial corporation, as long as they comply with all legal requirements; a foreign financial corporation or nonfinancial corporation; or a private equity fund. Additionally, a controlling interest in a credit card company can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit card company can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
(2)
Regulation of Payment Services and Payment Initiation Law.   In June 2023, a new law was enacted in Israel regulating payment services to clients (including provision of payment accounts, issuing payment instruments, and merchant acquiring). Additionally, the law mandates licensing for payment initiating services and requires payment account managers to provide access for payments initiation.

Under this law, Payment Services Provider with Prudential Importance will be supervised by the BOI. Other non-bank payment companies, including companies that received a Merchant Acquirer license from the BOI, will be supervised by the Israeli Securities Authority. These companies are required to keep customer funds separate from company funds in a segregation account or alternatively to obtain insurance or a guarantee to safeguard customer funds. The operations of these companies are limited, but they can grant credit (not from customer funds) and pay interest on the customer funds they hold.
(3)
Management of financial risks related to climate and environment.   The BSD is actively enhancing the banking system’s preparedness to manage financial risks associated with climate and environmental changes. Key initiatives of the BSD in this area include: adoption of the Basel Committee on Banking Supervision principles for the effective management and supervision of climate-related financial risks through a new Proper Conduct of Banking Business Directive (Directive No.345 published in June 2023); adoption of best practices in aspects of public reporting and supervision of banks; building supervisory and systemic capabilities for conducting climate related stress tests; membership in inter-ministerial and cross-divisional fora to address data and information barriers; and participating in the working groups and plenary of the Network for Greening the Financial System (NGFS).

(4)
Reliefs and adjustments in response to the War in Gaza.   At the onset of the war in Gaza, the Supervisor of Banks issued a letter to banking corporations and credit card companies, emphasizing the banking system’s vital role in handling emergency situations, specifically: (1) the need to stand as a solid base alongside its customers, adopting a proactive approach in finding solutions and providing as much relief as possible to those in distress; (2) maintaining the continuity of service provision in a fitting and professional manner, including branch operations and the use of automated cash machines; and (3) managing the financial and non-financial risks specific to this period.

Additionally, the BOI announced a comprehensive deferral program to ease the credit and fee burden, which was adopted by the banks, with the aim of helping customers in dealing with the ramifications of the war. This program was extended and expanded in response to ongoing events and their impact on households and businesses, and based on the needs identified on the ground. From the beginning of the war until the end of April 2024, the banks and credit card companies deferred approximately 406,000 loans, with the total amount of payments in deferral being approximately NIS 8 billion. The total amount of payments still in deferral as of the end of April 2024 is approximately NIS 3.5 billion (being approximately 139,000 loans).
To assist the banking system and its customers in coping with the challenges of the situation, the BSD developed a series of reliefs and adjustments to the banking supervision directives. These were implemented as part of a temporary order in the last quarter of 2023 and into 2024. The changes in the directives aimed to grant banks and credit card companies the necessary business flexibility to support customers impacted by the war. The reliefs and adjustments covered various areas, including bank-customer relationships, specific requirements regarding credit provision, operational aspects, and simplified identification processes for certain services.
(5)
Changes to the licensing process for new banks.   Since 2018, a designated team at the BSD provides close guidance to entrepreneurs in the process of establishing a bank. In June 2018, the BOI published a policy that regulates and simplifies the process of establishing a bank and creates regulatory certainty in the early stages of the licensing process for anyone interested in establishing a bank. The licensing process allows an applicant to obtain a limited license within six months. The limited license will allow the applicant to manage limited deposit and credit provision activities. The process also enables the applicant to complete more complex actions, such as raising capital, recruiting employees, investing in infrastructure and computer systems, and closing regulatory gaps after the bank is established and has started operating.

Additionally, to facilitate the entry of new players, the BSD has lowered the initial capital requirement and the regulatory capital requirements and revised its Proper Conduct of Banking Business directives to enable the digital provision of banking services.
Recent Structural Developments in the Banking Sector
(1)
In accordance with the Strum Law (2017), Warburg Pincus, LLC, a private equity firm, acquired Bank Leumi’s credit card subsidiary “Leumi Card”, in July 2018. This acquisition was approved by the BOI in February 2019, and the renamed entity, Max IT Finance Ltd (Max), was granted a merchant acquirer license. In March 2023, Clal Insurance Enterprises Holdings Ltd. purchased Max from Warburg Pincus following a control permit received from the BOI and approval from the Competition Authority.

(2)
In November 2018, the controlling share of Bank Hapoalim was sold to the public and the bank ceased to have a majority shareholder.

(3)
In April 2019, Bank Hapoalim sold 67% of its controlling interest in Isracard, its credit card subsidiary, to the public. In March 2020, Bank Hapoalim distributed the remaining 33% holdings in Isracard to its shareholders as a dividend.

(4)
In December 2019, the BOI issued a limited banking license to One Zero Digital Bank Ltd. Control permits were given to the controlling owners of the One Zero Digital Bank. This was the first banking license issued in Israel since 1978. The new bank acquires IT services from the Centralized Computer Bureau mentioned below. In January 2022, One Zero Digital Bank became a fully licensed bank.

(5)
In December 2022, the Governor of the BOI granted a conditional bank license to Esh Israel Bank Ltd. (under development). Conditional upon meeting the milestones set forth in the bank’s license, the Supervisor of Banks has the authority to approve license activation for the purpose of conducting a pilot.

Competition, New Technologies and Cyber Risks
The BSD has a secondary objective of encouraging competition in the financial system. To advance this objective the BSD undertook several measures, in particular regarding the implementation of the Strum Law and others relating to encouraging responsible technological innovation:

(1)
Central Credit Register:   In April 2019, the BOI inaugurated the Central Credit Register (CCR), a system for sharing credit data in Israel. The CCR aims to increase competition in the retail credit market, expand access to credit, and enhance the information available to credit providers for evaluating customer credit-risk. Additionally, the CCR provides an anonymous information base that assists the BOI in carrying out its functions, including macroeconomic research and development of effective policy tools. The BOI is advancing the establishment of an additional credit registry for small- and medium-sized businesses in order to improve access to credit for such businesses and increase competition in this segment.

(2)
The Bank Mobility Reform:   In September 2021, an amendment to the Banking (Service to the Customer) Law, 5741-1981, led by the BOI and the Ministry of Finance, took effect. The amendment obliges the banking system to enable bank customers to switch from bank to bank easily, rapidly and securely using the new online system. The objectives of the reform are the following: to increase competition among the banks; to enable new participants to offer financial services; to make it easier to transition between banks; and to enable customers to improve their terms, either at their existing bank or at a new bank, by strengthening their bargaining power.

(3)
Open Banking:   The BSD published guidelines for implementation of the “Open Banking” standard in Israel. This technology enables licensed and supervised third parties (both banks and non-bank entities) to gain access to a customer’s account, with the customer’s explicit consent, in order to obtain information or execute transactions. In this way, “Open Banking” strengthens customers’ control over their own financial data and enables them to consume services from other providers. “Open Banking” is expected to enhance competition in the financial sector.

(4)
A Centralized Computer Bureau began operations:   The high cost of investing in technological infrastructure has been identified as a significant barrier for new entrants in the banking system. Therefore, the Ministry of Finance allocated a budget to establish a centralized computer bureau to provide technological services to new banks. In March 2019, the Ministry of Finance announced that Tata Consultancy Services, a part of the Tata Group, won the tender. The Centralized Computer Bureau began operations in March 2021, and it is currently providing computer services to One Zero Digital Bank, Ltd.

(5)
Encouraging competition in the merchant acquiring services:   In the past, the merchant acquiring sector was comprised of three credit-card companies: Isracard, CAL and Leumi Card (now Max). Beginning in 2015, the BSD implemented measures to remove entry barriers for new entrants. These actions were intended to ease the licensing process by introducing a contingent merchant acquirer license (within six months of submitting an application).

In April 2017, the BOI issued a merchant acquirer license to Tranzila Ltd., the fourth merchant acquirer licensed in Israel’s merchant acquiring market. In May 2018, the BOI issued a merchant acquirer license to Cardcom Acquirer, Ltd., and in June 2023, to UPay Acquiring, Ltd. Following the enactment of the Regulation of Payment Services and Payment Initiation Law, these entities will come under the supervision of the Israeli Securities Authority.
(6)
In February 2024, the BOI published a public consultation document for promotion of a gradual framework for granting banking corporation licenses to nonbank entities. The BOI intends to formulate a policy for granting licenses to banking corporations, which will tailor the license and banking supervision to the nature of the requested operations and the complexity of the applicant’s activities.

(7)
Promoting technological advancement and innovation in banks’ digital services to enhance competition and to improve customer’s experience: In 2019, the BSD approved the use of a technology for remote face-to-face identification and authentication, allowing individuals to open a bank account remotely. Additionally, the BSD removed other regulatory barriers to enable the expansion of digital banking activities. In 2020, the BSD allowed banking corporations to open a bank account online.

(8)
Cloud Computing:   In May 2022, the BSD published an amendment to the Proper Conduct of Banking Business Directive No 362, titled “Cloud Computing”. The amendment seeks to remove barriers to the use of cloud-computing services in the banking sector, including in core IT systems. According to the amendment, banking corporations are expected to have effective risk management practices and controls to ensure sound use of cloud computing services.

(9)
Cyber risk:   In recent years, cyber risk has become one of the most concerning threats faced by banking systems around the world, due to a significant increase in both the magnitude and sophistication of cyberattacks, coupled with a continuous expansion of attack surfaces due to the growing use of technologies and digital services.

The “war in Gaza has led to an escalation of cyber threats across the entire Israeli cyber domain, including a notable rise in cyberattacks and attempts to carry out such attacks. However, no significant cyber or information security incidents occurred in the banking system. With the outbreak of the war, the BSD intensified its engagement with the banking system in several ways. These included enhancing the sharing of cyber defense information and knowledge among banking entities, continuous monitoring and updating on attack attempts and incidents, compiling a daily cyber defense status report and sharing it with relevant parties, and issuing guidelines that mandated the banks to intensify their security controls and ensure preparedness for cyber incidents.
Additionally, during 2023, the BSD continued to implement measures aimed at improving and strengthening cybersecurity within the banking system, enhancing the banking sector’s preparedness to manage the impact of a potential cyber incident. These measures included: ongoing efforts to advance a national defense layer for unique cyber threats in the financial sector, providing an additional layer of protection; regular monitoring and evaluation activities regarding cyber defense, particularly in areas with heightened cyber risk; periodic operation of an external scanning tool that provides a status report on the level of cyber and information security protection of supervised entities, reflecting their external attack surface; and a comprehensive review of cyber defense strategy and policy within the banking system.
The BSD has continued operating an inter-bank Cyber Defense Forum (established in 2012), which includes cyber-defense managers and representatives of the second line of defense of each banking corporation, as well as representatives from the National Cyber Directorate and the BOI. The forum convenes every couple of months to facilitate cybersecurity information and professional knowledge sharing among participants, in order to strengthen and improve cyber defense within the Israeli banking system.
In December 2020, the BSD published a Reporting Directive No. 366 regarding Reporting of Technological Failures and Cyber Events. The directive aims to obtain structured, frequent and ongoing reports when a major cyber event is taking place in the banking system, to ensure banking corporations are managing such events in an optimal manner, to identify the potential for systemic incidents, and to facilitate the BSD’s response.
The BSD conducts sectorial cyber exercises, holding ten in past years. The most recent sectorial exercise was conducted in April 2022. The format was a round table exercise with the participation of the banking system’s CEOs, and additional representatives on their behalf, representatives of the National Cyber Directorate, the financial CERT (Computer Emergency Response Team) and representatives of the BOI. The banking corporations’ CEOs played a key role in managing cyber risk, particularly the management of a significant cyber event. The main goal of this exercise was to outline wide-range thinking, while raising complex issues and dilemmas that the banking corporations’ CEOs may need to address in order to manage a cyber-event in a banking corporation and at the level of the banking system as a whole. This would require cooperation and reciprocal enrichment amongst all participants. The scenario that accompanied this exercise simulated a significant cyber event that was based, for the most part, on events that occurred in Israel and abroad in recent years, and included four stages that presented evolving dynamics and increasing severity.
Banks Investigations
In March 2019, the Mizrahi-Tefahot Bank (“Mizrahi-Tefahot”) signed a two-year Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (DoJ) to resolve the investigation into Mizrahi-Tefahot Bank’s business with its US clients, and made a NIS 546 million payment to the DoJ. At the end of the term of the agreement, in March 2021, the US court (Los Angeles) granted an order, at the DoJ’s request, dismissing the case that was filed against Mizrahi-Tefahot, according to the DPA. The order stated that Mizrahi-Tefahot had complied with its obligations under the agreement.
On April 30, 2020, Bank Hapoalim Group concluded US tax investigations with the signing of the following agreements with the respective authorities and had to pay out a sum total of NIS 3.1 billion ($874.3 million). In addition, Bank Hapoalim Group reached a settlement with the US Department of Justice (DoJ) pertaining to Anti-Money Laundering (“AML”) infractions. The bank signed a non-prosecution agreement with the DoJ regarding a few bank employees involved in breaching AML directives. This agreement included a payment of $30.1 million.
In January 2021, Israeli Discount Bank and its subsidiary, Mercantile Discount Bank, signed a settlement agreement regarding claims that were based on the argument (refuted) that the banks had provided banking services to customers, assisting them in evading the payment of taxes in Australia. The amount of the settlement totaled approximately AUD 138 million. At the request of the Supervisor of Banks, the banks established a joint independent committee to examine the administrative and control processes that led to the proceedings for which the compromise arrangements were signed. The committee has submitted one report and is expected to submit another one to the BOI, detailing the administrative and control processes it reviewed.
The performance of the Israeli banks in 2023
In 2023, the banking system recorded high profitability in view of continued growth in credit (albeit at a slower pace than in the past) and the process of rising monetary interest rates domestically and globally from their zero level at the beginning of 2022. The banking systems’ capital and liquidity ratios remained high and above the minimum regulatory requirements, demonstrating the robustness of the banking system and its ability to continue supporting the economy’s credit needs during stressful times.
The net profit attributed to shareholders of the Israeli banks increased by 7% in 2023 to NIS 25.4 billion at the end of the year. The 2023 net profit represents an after-tax return on equity of 15.6% compared to 16.47% in 2022.
During 2023, the total balance sheet of the Israeli banking system grew by 5.1%, compared to 7.4% increase in 2022. Total balance-sheet credit (including activity abroad), grew by 6.3%, a lower growth rate than in previous years (12.3% in 2022), primarily due to the higher interest rate environment and the implications of the war in Gaza. The increase in the credit portfolio was primarily due to business credit, especially within the large business segment. However, in the second half of 2023, there was a slowdown in business credit, and even a slight contraction in non- real estate business credit in the last quarter of 2023, due to the impact of the war. Additionally, there was a 1.4% reduction in the consumer credit portfolio during the year. Housing credit issued during 2023 totaled NIS 71 billion, a 40% decrease compared to 2022. The slowdown in residential credit began in mid-2022 due to interest rate hikes and intensified with the outbreak of the war.
The increase in credit risk in 2023 was partly mitigated by the supportive programs implemented in response to the ‘war in Gaza. This increase was reflected in a rise in the problematic credit rate, particularly in the NPL rate, which grew from 0.72% at the end of 2022 to 0.98% at the end of 2023. Additionally, there was an increase in deferred payment loans, with approximately 144,000 loans in deferral by March 2024, constituting approximately 3.7% of the total credit portfolio, mainly in housing and small business segments. To enhance loss absorption, banks significantly increased credit loss provisions (to 0.51% of total credit balances compared to 0.11% in 2022), totaling NIS 7.9 billion for the year, higher than during the COVID-19 crisis. Most of the credit loss expenses in 2023 were due to increase in group provision, reflecting macroeconomic adjustments and war implications, leading to a 30% increase in the loan loss provision to NIS 26.4 billion at the end of 2023 (primarily in the construction, real estate and consumer credit segments).
Israeli banks allocate capital against credit risk in accordance with the Basel Accord standardized approach. Accordingly, the density ratio of the five largest Israeli banks is relatively high compared to global banks that usually allocate capital according to the Internal Ratings-Based approaches. During 2023, the density ratio increased somewhat to about 54%. The increase was primarily attributable to the growth of credit to businesses, mainly the construction and real-estate industry.

The equity of the Israeli banks amounted to NIS 178 billion at the end of 2023, an increase of 12.3% from the previous year. The Common Equity Tier 1 capital ratio reached 11.3% at the end of 2023, which is well above the minimum regulatory capital requirement. The Leverage Ratio reached 6.5% at the end of 2023 and was significantly higher than the minimum requirement (during the COVID-19 crisis, the BSD provided a temporary relief of 50 basis points in the minimum leverage ratio to all banks, valid until December 2025). The downgrade of Israel’s sovereign credit rating by the S&P rating agency in April 2024 is expected to have a negative effect of 0.1 to 0.24 percentage points on banks’ Tier 1 capital ratios. Liquidity indices remained higher than the regulatory requirements.
Anti-Money Laundering and Countering the Financing of Terrorism.
The Prohibition of Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BOI issued the Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record keeping by banking corporations. In addition, Proper Conduct of Banking Business Directive No.411 released by the BSD sets out guidelines on setting AML/CFT policies, risk measurement, risk mitigation practices and management and monitoring high-risk accounts. In addition, the regulation contains specific guidance on risk management practices regarding high-risk activities, e.g., private banking, correspondent banking accounts and politically exposed persons (PEP). The BSD conducts regular onsite examinations to assess banks’ compliance with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks and merchant acquirers for AML/CFT related infractions.
In November 2016, the Counter-Terrorism Law, 5776-2016, went into effect, replacing the Prohibition on Terrorism Financing Law, 2005. The objective of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for combating terrorism.
As amended, the Prohibition on Money Laundering Order requires financial institutions to verify identities of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.
In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive regarding Compliance and the Compliance Function in a Banking Corporation (No. 308) bringing it into line with the standards and practice recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several key areas, including: the accountability of a bank’s board of directors and their oversight of compliance risk management; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enable it to operate in an effective and robust manner; and the definition and expansion of the scope of the compliance function and the role of the chief compliance officer.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the Attorney General’s instruction and was coordinated by the Israel Money Laundering and Terror Financing Prohibition Authority (IMPA). The report found that the Israeli banking system mitigates the risks of money laundering and terror financing by implementing quality controls that ensure compliance with AML/CFT regulations, and by implementing effective measures for tracking, monitoring and managing those risks.
In December 2018, Israel became a full member of the Financial Action Task Force (FATF). Prior to this, Israel undertook a rigorous assessment of its measures to combat money laundering and terror financing. Throughout this process, the country has demonstrated its commitment to protecting the integrity of its financial system. Israel has established a robust AML/CFT framework, which has proven successful in identifying and responding to such risks.
In January 2020, the BSD amended the Reporting to the BSD Directive regarding Semi-Annual Report on Exposure to Compliance Risk (No. 825). The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.

In November 2021, the IMPA published an updated National Risk Assessment (NRA) report. The report contains an assessment of the latest vulnerabilities and money laundering threats to the Israeli economy. According to the report, risk factors, that placed the banking system at higher risk in 2020, included: nonprofit organizations (NPOs), financial service providers, public figures, virtual assets, and offshore activity. The NRA report states that the banking system copes well with these risk factors by using controls, monitoring and using risk management tools.
Israel’s AML/CFT regulatory regime is constantly subject to examination, review and revision, in order to better respond to new challenges arising from the increasing sophistication of offenders. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law,” above.
In recent years, the BSD has updated the Proper Conduct of Banking Business Directives, including those on the prevention of money laundering, countering terrorism financing and customer identification risks. These amendments were intended to keep up with changes and technological developments in the payments sector and the business environment and to improve the management of compliance risks amongst Israeli banks in accordance with international standards: (1) uniform supervisory arrangements for customer identification and verification procedures during the provision of payment services, with an emphasis on payment applications, by banking corporations; (2) regulation of risk management in the prevention of money laundering and terrorism financing that involves payments in virtual currencies; (3) adjusting to the FATF’s requirements with respect to electronic transfers originating outside of Israel, and providing relief from certain obligations set forth in the Anti-Money Laundering Order for the remote onboarding of customers who have an investment portfolio management account with the relevant banking corporation; and (4) facilitating the management accounts for licensed regulated financial entities whose activities are subject to anti-money laundering orders.
Following the FATF’s recommendations, the BSD published its assessment of the main existing and emerging money laundering and terrorism financing risks to the banking system (the findings of the National Risk Assessment were released to the public in November 2021). In addition, in line with the FATF’s standards, the BSD developed a risk assessment methodology tailored to the unique characteristics of money laundering and terrorism financing. The BSD’s findings are being used as a basis for the establishment of supervisory policies and priorities, as well as in allocation of resources to address and mitigate the identified risks.
Furthermore, the BSD assisted representatives of NBCTF (The National Bureau for Counter Terror Financing) in understanding the potential risk to the banking system posed by terrorism financing and in formulating recommendations for the effective reduction and management of terror financing risks on the basis of the BSD’s actions.
Table No. 27
Assets, Liabilities, and Equity Capital of the Five Major Banking Groups
(In NIS millions)
	2019	2020	2021	2022	2023
Assets
In local currency(1)	1,344,863	1,634,528	1,884,450	2,006,031	2,069,800
In foreign currency	261,783	282,996	318,614	359,489	413,748
Total assets	1,606,646	1,917,524	2,203,064	2,365,520	2,483,548
Liabilities and equity capital
In local currency(2)	1,257,634	1,516,053	1,719,007	1,834,100	1,912,331
In foreign currency	349,012	401,471	484,057	531,420	571,217
Total liabilities and equity capital	1,606,646	1,917,524	2,203,064	2,365,520	2,483,548
Equity capital	119,017	126,925	139,113	157,327	177,519

(1)
Including non-financial items.

(2)
Including non-financial items, minority interests and equity.

Source:   Financial statements to the public.

Capital Markets
Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly, and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers, and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995, and violations of other laws related to the aforesaid laws; and

•
Supervising over compliance of portfolio managers and non-bank members of the TASE, under the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws on capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel about operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairperson of the ISA and its commissioners. The ISA plenum meets monthly and also performs its functions through permanent and ad hoc committees. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a variety of ongoing disclosure reports, such as periodic reports, directors’ reports on the status of the companies’ affairs, additional information reports, quarterly financial reports, and immediate reports. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.
The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants, and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated and computerized trading system with real time information. The TASE has 24 members and, as of December 31, 2023, 537 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2023, there were 50 companies dual-listed on the TASE and foreign exchanges.
Equity Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE.

The TA-35 index increased by 0.7% in 2023 in U.S. dollar-terms, while the dollar appreciated by 3.1% against the Israeli shekel. The average daily trading volume of the TA-35 index in 2023 was $304 million, a decrease of 14% from 2022. In local currency (NIS) terms, the TA-35 index increased by 3.8% in 2023, following a decrease of 9.2% in 2022.
In 2023, stock trading on TASE was highly volatile, unlike the global trend, due to the influence of two material internal events:
The first event commenced at the beginning of 2023, following the Minister of Justice’s announcement of the Judicial Reform, which resulted in widespread protests and uncertainty that influenced trading during January-September. At the same time, trading on TASE was influenced by the repeated interest-rate increases in Israel, similar to the global trend. The second event commenced on October 7, with the launch of a terror attack by Hamas on southern Israel and the ensuing breakout of the war in Gaza, which is still ongoing. Its negative effects on the economy emerged in the final quarter of 2023 and are expected to persist in 2024.
In 2023, TASE’s leading share indices underperformed relative to the share indices on leading global exchanges, IPOs came to a halt, and capital raising by the TASE-listed companies slowed down compared to 2022. Nevertheless, issuances of government bonds has increased since the outset of the war, to finance the costs of the war. The public diverted its money from mutual funds investing in shares and bonds in Israel to money market funds, ETFs and open-end funds tracking foreign share and bond indices.
After previously performing consistently with global trends and outperforming international indices, the Israeli stock exchange diverged from the global trends in 2023. While the indices of the major stock exchanges in the United States and Europe recorded a double-digit increase, the TA-35 index and the TA-125 index increased by only 4% on average in 2023, as a result of the two material events experienced by Israel and discussed above.
From the beginning of 2023 until October 7, on the backdrop of the protests and the uncertainty surrounding the Judicial Reform, the TA-125 index increased by 2.5%. Since the breakout of the war on October 7, until the end of 2023, the TA-125 index increased by an additional 1.5%.
The sectorial indices were characterized by a mixed trend. The indices that stood out positively include the TA Oil & Gas index, which surged by 38%, and the TA-Technology and TA-Tech Elite indices that increased by 17% and 14%, respectively. The TA-Banks 5 index, which increased by 10% in 2023, reached a historic record on the eve of the war.
The leading indices over the five years from 2019 – 2023 include the TA-Technology index, with an increase of 103%, the TA-Real Estate index, with an increase of 89%, and the TA-Banks 5 index, with an increase of 77%.
The interest rate increases curbed the inflation in the markets which was moderated. At the end of 2023, inflation reached an annual rate of 3.4% in the United States, 2.9% in the Eurozone and 4.0% in the United Kingdom, as compared to 6.5%, 9.2% and 10.5% in 2022, respectively, but still exceeded the target of 2%. In Israel, inflation also decreased to 3% at the end of 2023, as compared to 5.3% in 2022, and converged into the maximum target range which stands at 1% – 3%. Due to the concern for an economic slowdown and despite the inflation rate exceeding the targets, the interest rate increases in the global markets were stopped at the end of the third quarter of 2023. Since January 2023 until May 2023, the Bank of Israel lifted its interest rate four times by a cumulative 1.5%, to the level of 4.75% at the end of 2023.
In local currency terms, in 2023, the TA-35 index and the TA-125 index increased by 4%, each, while the U.S. indices, S&P 500 and Dow Jones increased by 24% and 14%, respectively. The EURO STOXX 50 index and the global MSCI index increased by 20% on average.
A mixed trend characterized the sectorial indices. The indices that stood out positively during 2023 are:
•
The index of oil and gas companies and partnerships — TA Oil & Gas surged by 42% from the beginning of 2023 until October 5, 2023 compared to a slight reduction in Brent oil prices. The increase in the index since the beginning of 2023, further to an increase of 35% in 2022, is due to the increased demand for natural gas from Israel.

Since the breakout of the war until the end of 2023, the TA Oil & Gas index decreased by 3% as a result of the reduced economic activity in Israel and the announcement by the Ministry of Energy that, in view of the security situation, the production of natural gas from the “Tamar” reservoir must be stopped (with production resuming towards the end of 2023). In total, in 2023 the TA Oil & Gas index stood out with a steep increase of 38%, and over the past five years, from 2019 to 2023, the index increased by 65%.
•
The indices of high-tech companies — TA-Technology and TA Tech-Elite increased by 10% until the outbreak of the war, a significantly lower yield than that of the NASDAQ which increased by 28% in the same period. This was as a result of the Judicial Reform which further drove down the investments in Israeli high-tech. From October 7, 2023 to the end of 2023, the TA-Technology index increased by 6% and the TA Tech-Elite index increased by 4%, and in the full year 2023 the indices increased by 17% and 14%, respectively, a moderate increase compared to the 43% surge of the NASADAQ index.

In the past five years, from 2019 to 2023, the TA-Technology index is in the lead, with an increase of 103%.
•
The TA-Banks5 index increased by 15.5% since the beginning of 2023 until October 5, 2023, reaching a historic record. This was influenced by the increased profitability of the banks as a result of the higher financing income that stemmed from the rise of inflation and the market interest rate, and that no interest is paid on current accounts. Since the outbreak of the war until the end of 2023, the TA-Banks 5 decreased by 4.5% as a result of the expected increase in the banks’ provisions for credit losses, alongside the reduction in financing income and commissions due to easements extended to bank customers directly impacted by the war. The international rating agencies, Fitch and Moody’s, announced in October 2023 that Israeli banks, too, are now under “Negative Watch”.

In total, in 2023 the TA-Banks 5 index increased by 10%, and over the past five years, from 2019 to 2023, the index increased by 77%.
•
The TA-Real Estate index increased by 8% during 2023, the TA-Construction and TA-Investment Properties Abroad indices each increased by 7.5%, and the TA-Investment Properties in Israel index increased by 3%.

The leveraged real estate companies are greatly susceptible to interest rate increases, and the interest rate increases between April 2022 and May 2023 have increased their financing costs and reduced the value of their properties.
The TA-Investment Properties index decreased by 9% from the beginning of 2023 until the outbreak of the war, further to the steep drops in 2022, on the backdrop of the interest rate increases in Israel and internationally, and the economic slowdown. From the outbreak of the war until the end of 2023, the index corrected itself and increased by approximately 9% due to the expected reduction of the interest rate, which would reduce the financing expenses.
The TA-Construction index increased by 6% from the beginning of 2023 until the outbreak of the war, and from the outbreak of the war until the end of 2023 recorded a negligible change. The reduction in demands by home buyers as a result of the high interest rate as well as the significant slowdown in construction as a result of the temporary shut-down of some of the construction sites following the breakout of the war, and the steep drop in the number of construction workers authorized to enter Israel, adversely affected those companies. In contrast, a positive effect ensued from the discontinuance of the interest rate increases in the first half of 2023, the growing expectations for its reduction in early 2024, the expected increase in the demand for construction in southern Israel as part of the reconstruction of the damaged towns, and the rise in demand for apartments with saferooms (MAMAD) nationwide, as well as the ongoing short supply of housing in Israel.
In the past five years, from 2019 to 2023, the TA-Real Estate index increased by 89%.
In contrast, indices that stood out negatively during 2023 are:
•
The TA-Retail index decreased by 12% in 2023. Contributing factors to the decrease in the index include the uncertainty and economic slowdown on the backdrop of the Judicial Reform and the war.

•
The TA-Cleantech and TA-Energy Utilities indices each decreased by 9% in 2023. Notwithstanding the global trend towards renewable energy and the independent production of green energy, the green energy sector has suffered a negative sentiment in recent years, in part as a result of the transition from a zero-interest environment to a high-interest environment, which makes it difficult to finance non-profitable projects around the world, requiring government subsidy.

Trading volume was active in 2023, posting an average daily volume of $542 million, 21% lower than the average daily volume in 2022, which was the highest volume since 2011.
The reduction in the trading volumes in 2023 compared to the trading volumes in 2022 was influenced by purchases of equity holdings by long-term institutional investors, and the sale of equity holdings by the Israeli public and by foreign investors.
According to the data of TASE, in the first nine months of 2023, Israeli long-term institutional investors increased their exposure to the Israeli equity market by $1 billion, and since the beginning of the war they continued to increase their exposure to the equity market by a further $1.4 billion; accordingly, since the beginning of 2023, the institutional investors increased their exposure by $2.4 billion.
At the same time, the Israeli public and foreign investors reduced their equity holdings by $3.2 billion and $0.5 billion, respectively. While the Israeli public reduced its equity holdings by $2.3 billion already in the first nine months of 2023, on the backdrop of the protests against the Judicial Reform, foreign investors purchased equity holdings in an amount of $0.5 billion. Following the outbreak of the war, the Israeli public continued to reduce its investments by a further $0.9 billion, concurrently with net sales of equity holdings in an amount of $1 billion by foreign investors.
The support of the local institutional investors who purchased equity holdings since the beginning of the war, including the equity holdings sold by local retail investors and by foreign investors, also helped moderate the price drops on the equity market.
The total equity raised from the public on the equity market in Israel dropped sharply to $2.3 billion in 2023. This follows $6.5 billion raised in 2022 and a record amount of $8 billion raised in 2021.
The wave of IPOs, which reached a historical record in 2021 with 94 new companies, came to a standstill in August 2022. One new issuer raised $41 million in an IPO in the first quarter of 2023, compared to 13 new issuers that raised $714 million in 2022. The market capitalization of the company after-the-money is $264 million.
The volume of debt raised through corporate bonds from the public and from institutional investors on the Israeli bond market (excluding structured bonds) totaled $24.2 billion in 2023, of which $2.6 billion was raised through bonds listed on TASE UP, compared to the $26.7 billion raised in 2022. The majority of the debt raised in 2023 was raised by the banks and the real estate companies, similarly to the trend in the past two years.
Redemptions totaled $14.7 billion in 2023 and are expected to reach $16 billion at the end of 2024.
Key characteristics of debt raised through corporate bonds in 2023.
•
Debt raised by the financial sector:

•
During 2023, the financial sector raised $9.4 billion in offerings of bonds to the public and to institutional investors, of which $1.6 billion in offerings of bonds to institutional investors on TASE UP, compared to $11.1 billion raised in 2022.

The major banks raised $6.9 billion in offerings of bonds to the public and to institutional investors in 2023, of which $1.4 billion in offerings of bonds to institutional investors on TASE UP, compared to $8.6 billion raised in 2022. The reduction in debt raised by the banks in 2023 is due in part to the decrease in the demand for credit by home buyers as a result of the higher mortgage costs, as well as by real estate companies, as a result of the downturn in the real estate sector and the reduction in the number of new builds. The reduction in debt raised by the banks in 2023 is also due to the increased profitability of the banks as a result of higher financing income

(due to the interest-rate increases).
In the third quarter of 2023, the banks were required to increase the provisions for credit losses, influenced by the high market interest rate and the outbreak of the war, and in December raised $2.1 billion (close to 30% of the amount raised during the year). The banks continued to increase the provisions for credit losses in the final quarter of 2023.
•
The real sector raised $14.8 billion from the public and from institutional investors in 2023, of which $1 billion was raised in offerings of bonds to institutional investors on TASE UP, compared to $16.9 billion raised in 2022.

Redemption of marketable bonds by the real sector totaled $10.4 billion in 2023, slightly above the $10 billion in 2022, and is expected to further increase to $12.1 billion in 2024.
•
Debt raised by the real sector:

•
Real estate companies, which continue to lead debt raising (with 36% of total debt raised through public offerings of corporate bonds), raised $7.9 billion in 2023, compared to $9.4 billion raised by in the sector in 2022.

The downturn in the real estate sector that commenced in the second half of 2022 as a result of the interest rate increases, which drive up mortgage and financing costs, continued into 2023 and was reflected in housing prices. According to the data of the Central Bureau of Statistics, between September and October 2023 housing prices remained unchanged compared to the two previous months, however they reduced by 1.3% compared to the corresponding period in 2022. This was the first reduction in five years, after increasing by an annual rate of 12.7% in the full year 2022.
Office investment property, which experienced reduced demand during the COVID-19 pandemic and thereafter as a result of the slowdown in the high-tech sector, continues to experience reduced demands due to the war.
Among the issuers in 2023 are ten new bond companies that raised $645 million.
More than 70 of the seasoned issuers in the real estate sector raised $7.3 billion in 2023. Bond redemptions by the real estate companies totaled $5.5 billion in 2023 and are expected to increase to $6.2 billion in 2024.
•
As in 2022, in 2023 the second largest volume of debt was raised by the energy and oil & gas exploration sector. Seven energy companies raised $2.9 billion from the public compared to $2.7 billion raised by companies in the sector in 2022. These companies redeemed traded bonds in an amount of $1.9 billion in 2023, and are expected to redeem traded bonds in a larger amount of $2.3 billion in 2024.

In addition to raising from the public, two companies raised $0.9 billion through bonds issued to institutional investors on TASE UP.
•
The weight of debt raised through bonds rated above “A” increased in 2023 and accounted for 93% of the amount raised in public offerings of bonds, as compared to 89% in 2022. The weight of debt raised through non-rated bonds decreased and accounted for 4% of total debt raised during 2023, compared to 9% in 2022.

•
The weight of debt raised through CPI-linked bonds relative to the total debt raised in public offerings of bonds slightly decreased in 2023, accounting for 57% of the total debt, compared to 58% in 2022. A total of $12.4 billion was raised through CPI-linked bonds in 2023, compared to $14.7 billion in 2022.

The weight of debt raised through unlinked bonds in the total debt raised in public offerings of bonds slightly increased in 2023, accounting for 42%, compared to 41% in 2022. A total of $9.1 billion was raised through unlinked bonds in 2023, mostly fixed-rate shekel bonds, compared to $10.6 billion in 2022. $2.1 billion of the amount raised through unlinked commercial paper in 2023 bear variable-rate (a margin above the Bank of Israel interest rate), compared to $1.3 billion raised through commercial paper in 2022.

Offerings of dollar-linked bonds totaled $0.1 billion only in 2023, representing 1% of the total raised in public offerings of bonds, similarly to the amount raised in 2022.
The bond market stood out positively in 2023 with substantial price gains led by the CPI-linked corporate bonds. These were most notably the bonds included in the Tel Bond Yields CPI Linked index and the Tel Bond-CPI Linked A index which each increased by 8%-9% from the beginning of 2023 until the breakout of the war, and thereafter increased by a further 2.6%, bringing their total increase in 2023 to 12.1% and 10.7%, respectively.
The corporate shekel bonds increased by a moderate 2% from the beginning of 2023 until the outbreak of the war, and continued to climb by up to 4% until the end of 2023 , therefore achieving an increase of up to 6% in 2023.
The Tel Bond-Dollar index, comprising the currency-linked corporate bonds, increased by 15.5% until the outbreak of the war, concurrently with the 10% appreciation of the dollar relative to the shekel. From the outbreak of the war until the end of 2023, the Tel Bond-Dollar index decreased by 3.2% while the dollar continued to appreciate, reaching NIS 4.081 on October 27, 2023 and then depreciating to NIS 3.627 at year-end, influenced by the sale of dollars by the Bank of Israel and the holding steady of the U.S. interest rate. Overall, in 2023 the Tel Bond-Dollar index also stood out positively with an increase of 11.8%, reaching a historic record.
Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented. As of January 2024, there are 12 primary dealers. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross local currency tradable government debt raised (not including switch auctions) in 2023 was approximately NIS 87 billion. In 2022, gross government debt raised was approximately NIS 40 billion compared to approximately NIS 104 billion in 2021. The net local currency tradable government debt raised in 2023 was approximately NIS 36 billion, compared to approximately negative 46 billion in 2022 and approximately NIS 30 billion in 2021.
In January 2019, the Government raised €2.5 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.5% interest and €1.25 billion in 30-year bonds bearing 2.5% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange. In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion principal amount of 0.625% bonds due 2032. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.500% bonds due 2033. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate $3.0 billion principal amount of 5.75% bonds due 2054.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2023, assets held by pension funds totaled $322 billion, assets held by provident funds totaled $191 billion, assets held by life insurance savings plans totaled $158 billion, and assets held by mutual funds totaled $122 billion.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three- year projected budget (containing less details than the annual budget). Following a review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law. In May 2023, the budgets for the years 2023 – 2024 were approved, following an extended period of operation through temporary budgets. After the outbreak of the war on October 7, 2023, the government passed additional budget laws for the years 2023 – 2024, in order to fund the war and related Government initiatives. The additional budget law for 2023 was approved by the Knesset on December 21, 2023, and the additional budget law for 2024 on March 21, 2024.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”) sets two limitations on the deficit level and the growth rate of government expenditures and is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to- GDP ratio over the years prior to the onset of COVID-19. In 2020, due to the pandemic’s economic impact and the government’s policy responses, there was a sharp increase in government debt which serves as a key indicator of economic stability. Due to a recovery in both economic activity in general and in government revenues specifically, the debt-to-GDP ratio nearly returned to its pre-crisis level at the end of 2022. In 2023, due to the outbreak of the war in Gaza, the debt-to-GDP ratio began to increase again.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. In November 2015, a seven-year deficit plan was approved by the Knesset to gradually lower the deficit to a level of 1.5% by 2021 and onwards. This plan was amended several times in accordance with changes in the economic environment. The original target date to reach the goal of 1.5% was ultimately postponed to 2026. However, the extraordinary revenues in 2021 and 2022 brought the deficit below the long-term goal, and it became negative (surplus) temporarily in 2022. The current deficit limits in the plan were not revised in the 2023 – 2024 pre-war budget laws, where the deficit forecast for the years 2023 and 2024 were projected to be lower than the legal limits. However, after the outbreak of the war and the additional budget laws that were approved for 2023 and 2024, the deficit target for 2024 was amended to 6.6%.
In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditure growth was limited by specific yearly real growth rate (indexed to the CPI). Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.
In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the amendment, real growth of government expenditures will equal a ratio of 60% (the medium- term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available.
In 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (now set at 50%) and the current debt-to-GDP ratio.

If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced. The Expenditure Law sets a ceiling on expenditures that rely on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy.
In 2015, as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:
•
The bi-annual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

In 2020, due to economic uncertainties resulting from COVID-19, the ceiling on increase in government expenditures was revised to allow for a temporary increase beyond the ceilings set out in the Expenditure Law of 21.34% and 12.69% for the fiscal years 2020 and 2021, respectively. By law, the additional expenditure services only needs directly related to the COVID-19 crisis and efforts to promote a swift recovery. These increases to the ceiling are temporary and are not taken into account in calculating future expenditure ceilings.
In 2021, further amendments were made to the expenditure growth ceiling, indexing the nominal growth of expenditure to the median of the Bank of Israel’s Target Inflation Range (2%) rather than to an average of past CPI rates, and increasing the temporary multi-year additional COVID-19 expenditure by allowing a further 2.3% increase in the expenditure ceiling growth rate.
In 2023, further amendments to the expenditure ceiling were required, in order to adjust the expenditure level to the new prices environment after the global inflationary outbreak in 2022. Instead of calculating the prices coefficient of the expenditure growth rate for 2023 using the average inflation in 2019 – 2021, the government decided to set it at the average annual inflation rate of 2022. The nominal growth coefficient for 2024 was set to be the average inflation rates in 2021-2023. From 2025 onwards, the coefficient is calculated according to the original law, and the effect of the amendments made to the law in previous years is offset in 2026 and 2027.
Together with the budget for 2023 – 2024, the Knesset approved an additional law that imposes a fiscal limit on the Government. The new fiscal rule stipulates that in the case where a budget for a certain year is submitted to parliament more than 6 months before it begins, the Government must re-examine its fiscal forecasts before the beginning of the year. If it turns out that, according to the latest forecasts, a deviation from the deficit target or the expenditure ceiling is expected, the Government must take steps to converge to the original frameworks approved by law.
Due to the outbreak of war, in late 2023 and again at the beginning of 2024, the ceiling on increase in government expenditures was revised to allow for a temporary increase beyond the ceilings set out in the Expenditure Law, of 5.7% (3.75% for military expenses and 1.95% for civil-needs directly related to the war) and 14.55% (11.35% for military expenses and 3.2% for civil-needs directly related to the war) for the fiscal years 2023 and 2024, respectively. These increases are temporary and are not taken into account in calculating future expenditure ceilings. Alongside these changes, the deficit ceilings for the years 2023 – 2024 were adjusted to 3.7% and 6.6%, respectively.
Absent approval by the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit misses the deficit target due to either Government revenues or actual GDP that were different than had been anticipated.

The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization. For each year from 2019 through 2023, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 3.6%, 11.3%, 4.4%, -0.6% and 4.2% respectively. In 2019, the deficit was 3.6%, approximately 0.7% above the 2.9% target mainly due to lower than expected revenues and a slight increase in overall expenditure above the budget forecast. In 2020, the deficit was 11.3%, approximately 8.8% higher than the deficit target due to the sharp increase in expenditures and the reductions in revenues resulting from the economic impact of COVID-19. In 2021, the deficit was 4.3%, approximately 2.4% lower than the deficit ceiling, due to a stronger than expected economic recovery leading to an 8.6% growth rate and a significant increase in revenues. In 2022, the surplus was 0.6%, approximately 4.5% lower than the deficit target, due to a revenues boost led mainly by the hi-tech and real estate sectors. In 2023, the deficit was 4.2%, approximately 1.45% higher than the original deficit target and approximately 0.5% higher than the revised deficit target, due to the sharp increase in expenditures and the reductions in revenues resulting from the outbreak of the war in Gaza.
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures made by the Government in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue- dependent expenditures and contributions from the budget to National Insurance Institute.
Table No. 28
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2019	Actual 2020	Actual 2021	Actual 2022	Actual 2023
Surplus (Deficit) to be Financed	-51,629	-159,574	-68,424	10,650	-76,887
Surplus (Deficit) Excluding Net Credit	-52,192	-160,105	-69,157	9,944	-77,133
Adjustments needed to cash basis	662	498	24	-735	-578
Revenues Excluding Principle	346,511	317,814	412,381	468,894	438,649
Total tax revenue excl. VAT on Security imports	316,363	310,564	383,222	436,257	411,958
Income and Purchase tax	168,022	166,945	216,172	254,686	237,590
Customs and VAT excl. VAT on Defense imports	141,430	137,194	160,222	174,193	166,595
Fees	6,912	6,425	6,828	7,378	7,772
VAT on Defense imports	1,040	1,373	1,005	1,081	952
Interest and principal collections	388	322	304	274	273
Loans from the Social Security	22,750	1,300	20,750	22,400	15,200
Other Revenues	5,969	4,256	7,100	8,882	10,267
Expenditures excluding credit	399,365	478,417	481,562	458,215	515,205
Ministries excluding credit	347,988	426,701	426,396	400,623	453,276
Government administration	59,991	61,215	61,879	65,923	71,692
Social services	179,903	220,948	225,333	211,220	234,469
Economic services	35,662	46,028	44,729	43,972	46,506
Defense	69,709	71,467	74,586	75,009	97,704
Other	2,722	27,043	19,869	4,499	2,905
Interest and principal payments, National Insurance Institute(1)	51,377	51,715	55,166	57,591	61,928
Net Credit	563	531	733	706	246

	Actual 2019	Actual 2020	Actual 2021	Actual 2022	Actual 2023
Total Income	1,612	1,382	1,377	1,453	932
Total Expenditure	1,049	851	644	747	686
Total financing	46,033	182,250	72,934	-30,579	64,706
Net Foreign Loans	4,518	61,010	-4,499	-4,396	22,361
Foreign Borrowings	17,413	74,420	3,579	10,461	39,814
Foreign Loan Repayments	12,895	13,410	8,078	14,857	17,453
Net Domestic Loans	40,483	120,677	63,849	-42,472	32,601
Domestic Borrowings	119,179	190,983	161,261	53,704	120,619
Domestic Loan Repayments	78,696	70,306	97,412	96,176	88,018
Net capital income	1,032	562	13,584	16,289	9,745
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	9,338	35,294	33,351	14,249	13,903
Deposits in foreign currency	12,381	10,980	23,855	34,046	24,797
Total	21,719	46,274	57,206	48,295	38,700

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan.

(2)
Cash balances do not include social security reserves.

(3)
2020 and 2021 data are restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In planning the 2023 and 2024 budgets at the beginning of 2023, the government also approved the economic plan, which accompany the budget laws every year, and includes strategic measures aimed at improving the long-term standard of living by accelerating growth. The 2023 – 2024 economic plan for accelerating growth was structured around six key chapters. These chapters focus on various areas: integrating all population segments into the workforce, enhancing human capital and technological leadership, expediting national infrastructure projects and addressing housing market issues, promoting competition and reducing centralization in the economy, simplifying bureaucratic processes and regulations for businesses and citizens, optimizing the public sector, and combating illicit black capital.
After the outbreak of the war on October 7, 2023, the government passed additional budget laws to address the sharp increase in government expenditure to finance the war. Due to the urgency of passing the additional budget laws, the government did not pass along with them a comprehensive economic plan as usual, and instead, the government focused on a budget balance plan that included consolidation measures on the expenditure side and on the revenues side, in order to avoid extremely high levels of deficits and loss of control over the public debt.
Examples of consolidation measures that the government took on the expenditure side include:
•
Budget cuts;

•
Reallocation within the budget; and

•
Downsizing of coalition funds.

Examples of consolidation measures that the government took on the revenues side include:
•
VAT increase of 1%;

•
Health and social security tax;

•
Smoking tax; and

•
Commercial banks tax.

Alongside the consolidation plan that took place with the approval of the additional budget laws for 2023 and 2024, the government is preparing the economic plan that will be passed with the next budget law and will focus, as usual, on the long-term challenges facing the economy.
Taxation and Tax Revenues
In 2023, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 30.1% of GDP, compared to 32.9% in 2022, 32.5% in 2021 and 29.7% in 2020.
Israel maintains a progressive personal income tax system with a top rate of 50%, supplemented (up to a ceiling) by a 19.6% health and social security tax (including employer contributions) and a 23% corporate tax rate (as of December 31, 2023). Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and tobacco.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries that have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Egypt, Jordan, Mexico, Colombia, Panama, the MERCOSUR countries, the Ukraine, the U.K, South Korea, the United Arab Emirates and Guatemala. These free trade agreements lower customs duties on imports from the aforementioned countries. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.
Israel does not have local taxes on the income of individuals or corporations, nor does it have alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.
Due to the COVID-19 pandemic and the restrictions implemented to contain its spread, GDP and tax revenues fell in 2020 but recovered sharply in 2021 and in 2022, adding around 3% of GDP to the tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports). This exceptional increase can be attributed to a confluence of factors, including the rapid expansion of the high-tech sector, an increase in the prices of financial and real estate assets, and an increase in the imports of vehicles that attract a high sales tax. The upward trend in tax revenues came to a halt in the second half of 2022 and throughout 2023, the revenues followed a negative trajectory. The war in Gaza in the last quarter of 2023 exacerbated this trend and cut a further 0.3 percent of GDP from the revenue, bringing the tax burden in 2023 back to its pre-COVID-19 level.

Table No. 29
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	2019	2020	2021	2022	2023
Central Government	316.4	310.6	383.2	436.3	412.0
Social Security	74.4	73.0	79.6	88.8	93.8
Local Authorities and others	39.7	37.2	51.2	56.0	55.6
Total	430.5	420.8	514.0	581.1	561.4
Total (in % of GDP)	30.2%	29.7%	32.5%	32.9%	30.1%

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 80 municipalities, 123 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services, and generally finance the provision of such services through the collection of local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing. Local authorities with greater financial challenges may also apply for supplementary grants from the Ministry of the Interior. As of December 31, 2022, the total outstanding debt of local authorities totaled at approximately NIS 16.7 billion, and their aggregate deficit stood at approximately NIS 3.6 billion. Transfer payments from the Government are allocated amongst all local authorities based on fixed criteria and are designated for specific purposes, such as social services or education. The Government currently retains the power to approve changes to the rates of taxation imposed by local authorities. Government transfers to local authorities in 2022 totaled approximately NIS 33.8 billion.
Social Security System
National Insurance Law.   Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NIOI”), an independent institution, provides a wide range of social security benefits, including pension benefits, unemployment insurance, long-term disability benefits, worker’s compensation benefits, maternity support benefits and child support payments. In 2023, total expenditure by NIOI, including payments made to NIOI from non-contributory benefits was NIS 126.4 billion, compared to NIS 115.1 billion in 2022. NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees, transfer payments from the Government pursuant to the National Insurance Law, and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs.
In 2023, the Government’s transfer payments to NIOI totaled NIS 47.1 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 12.4 billion. In 2022, the Government’s transfer payments to NIOI totaled NIS 42.7 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 10.5 billion. Government transfer payments to the NIOI for COVID-19-related causes in 2020 and 2021 assisted in mitigating the impact of the COVID-19 pandemic on the Israeli population.
Healthcare
Israel has an advanced and efficient universal medical system, with four public healthcare maintenance organizations or “HMOs,” (also known as healthcare funds) and a ratio of one doctor for approximately every 300 individuals. Israel’s healthcare system receives very high ratings in health outcomes, including high life expectancy and healthy life expectancy, low infant mortality rates, high scores in public satisfaction polls, and for its extensive scope of its preventative medicine.
Public healthcare expenditures in 2022 were NIS 87.5 billion and included spending on government administration, hospitals, research, investments, public clinics and preventative medicine, among other expenditures. National expenditures on health as a percentage of GDP in 2022 declined slightly to 7.6% from 8.1% in 2021. Public expenditures as a percentage of GDP peaked in 2020 at 8.4% due to COVID-19 expenses. In 2019, public expenditures were approximately 4.9% of GDP. A healthcare tax, which varies based on gross salary and averages 5% of an individual’s gross salary, funds about 40% of the healthcare system, with the remainder funded by direct Government expenditure.
In February 2020, the government began investing large sums to manage the COVID-19 pandemic, investing a total of over NIS 30 billion in health-related expenses since. The funds served to conduct COVID-19 tests, employ larger medical staffs, build accommodating wards and purchase vaccines, among other things.
In 2021, the rapid rate of vaccinations against the COVID-19 virus in Israel enabled the Government to decrease the intensity of its response to the pandemic. Consequently, the Government shifted its efforts in the healthcare sector, focusing on improving mental health services by strengthening primary care solutions intended to curb the deterioration of patients.
In 2023, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing private spending while improving availability in the public system. Furthermore, the regulations reduce the phenomenon of double insurance between private insurance and supplementary insurance of the HMOs in the field of surgeries. The Government also allocated substantial additional funding to the public healthcare system to improve quality and service.
In January 2024, as a response to the October 7, 2023 terror attack on Israel and the ensuing war in Gaza, the Government substantially increased public healthcare funding, focusing on community mental health and rehabilitation services.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2023, Government obligations under the recovery plan stood at NIS 123 billion. In 2023, the Government transferred NIS 6 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.
As of December 31, 2022, long-term investments totaled NIS 2,268 billion, of which NIS 648 billion was invested in new pension funds, NIS 415 billion was invested in old pension funds, NIS 573 billion was invested in life insurance policies and NIS 632 billion was invested in provident funds.

PUBLIC DEBT
General
In 2023, government debt increased by approximately 8.7% to NIS 1,127.3 billion from NIS 1,037.1 billion in 2022, whereas in 2022 government debt decreased by approximately 0.7%. The increase in 2023 was composed primarily of the roughly NIS 55 billion net positive debt raised resulting from the significant increase in financial needs of the government following the outbreak of the war in Gaza, and of approximately NIS 35 billion influenced by market factors such as inflation, interest rates and currency exchange rates.
The debt-to-GDP ratio is a key indicator for determining the state’s credit rating and financial stability. In 2023, the public debt-to-GDP ratio, including municipalities, increased by approximately 1.4% from 2022, to 61.9%. Additionally, government debt-to-GDP increased to 60.3%, a 1.5% increase compared to 2022. In 2023, the government’s financial needs were above forecasts and revenues collected were lower than anticipated. Taken in combination, this resulted in a higher government deficit than the target.
Table No. 30
Government and Public Debt
(In Billions of NIS at End of Year Prices)
	2019	2020	2021	2022	2023
Central Government	823.2	983.9	1,044.1	1,037.1	1,127.3
As percent of GDP	57.8%	69.4%	66.0%	58.8%	60.3%
Other Public Agencies(1)	20.7	21.2	28.4	29.6	30.1
As percent of GDP	1.5%	1.5%	1.8%	1.7%	1.6%
Total	843.9	1,005.1	1,072.5	1,066.7	1,157.3
As percent of GDP	59.2%	70.9%	67.8%	60.5%	61.9%

(1)
Including the debt of the local authorities, except the local authorities’ debt to the central Government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
As described above, in 2023, government debt increased by 8.7% to NIS 1,127.3 billion, and this increase was mainly attributable to positive net borrowing to meet the government’s financial needs. In addition, market factors such inflation, interest rates and currency exchange rates contributed to this increase. As indicated in the table below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 31
Central Government Debt
(In Billions of NIS)
Segment	Description	2019	2020	2021	2022	2023
Tradable Local Currency Debt	Floating Rate	44.1	44.1	39.5	41.2	49.0
	Fixed Rate	237.9	310.7	334.7	300.6	334.4
	CPI-Linked	176.6	196.3	209.4	207.8	222.6
	Total	458.7	551.2	583.6	549.6	606.0
Non-Tradable Local Currency Debt	Pension	192.7	210.0	250.3	268.8	275.8
	Insurance	54.5	54.5	54.7	57.0	57.36
	Other	7.6	7.5	7.6	7.9	7.8
	Total	254.7	271.9	312.6	333.6	340.9
Foreign Currency Debt	Israel Bonds	17.8	18.0	16.7	18.5	22.7
	Sovereign bonds	62.0	117.0	108.5	112.5	143.8
	Other (including loan facilities)	1.8	1.6	1.4	1.4	1.3
	Bonds guaranteed by the USA	28.1	24.2	21.4	21.5	12.5
	Total	109.8	160.8	147.9	153.9	180.4
Total Government Debt		823.2	983.9	1,044.1	1,037.1	1127.3

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 8.9 years at the end of 2023, compared to 9.3 years at the end of 2022.
Table No. 32
Maturity of Debt — Average Time to Maturity
(In Years)
	2019	2020	2021	2022	2023
Domestic Debt	8.1	8.1	8.2	8.2	8.0
Foreign Debt	8.9	15.6	15.1	15.6	13.8
Total Debt	8.2	9.2	9.1	9.3	8.9

Source:   Ministry of Finance.
In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2023, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 37%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 152 in 1998 to only 29 at the end of 2023. In 2023, four series matured and only two series were issued. The average series size increased from NIS 1 billion to roughly NIS 19 billion over the same period.

Table No. 33
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2019	2020	2021	2022	2023
Tradable	87.5	165.0	119.3	41.5	116.1
Non-Tradable	31.7	26.0	42.0	12.2	4.5
Total	119.2	191.0	161.3	53.7	120.6

Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2023, domestic government debt stood at NIS 946.9 billion, out of which NIS 606.0 billion was tradable debt, compared to NIS 340.9 billion in non-tradable debt. This reflects an increase of approximately 7.2% in total domestic government debt compared to 2022.
Designated Bonds Reform
“Designated bonds” are CPI-linked, non-tradable domestic bonds, issued by the Government only for pension funds. According to previous regulations, pension funds were required to invest 30% of their portfolio in designated bonds. By law, the Government had to issue these bonds to match the pension funds’ demands.
In 2021, a new law was enacted, the Economic Efficiency Act 2021, that replaces designated bond issuances with an “Ensuring Yield” mechanism effective from October 1, 2022, which allows pension funds to invest assets in the capital markets that would otherwise have been used to purchase designated bonds, and in turn, the Government guarantees a specific return on such amounts. This reform was carried out in order to ensure yield stability in pension fund portfolios while improving budgetary efficiency and strengthening debt management. Subsequently, in 2023 no new issuances were made of these designated bonds.
External Government Debt
As of December 31, 2023, the Government’s external debt stood at NIS 180.4 billion.
Table No. 34
Composition of External Government Debt
(In Billions of USD)
	2019	2020	2021	2022	2023
U.S. Loan Guarantees	8.1	7.5	6.9	6.1	3.4
Sovereign Issuances	17.9	36.4	34.9	32.0	39.6
Israel Bonds Organization	5.2	5.6	5.4	5.3	6.3
Other	0.5	0.5	0.4	0.4	0.4
Total External Debt	31.8	50.0	47.6	43.7	49.7

Source:   Ministry of Finance.
Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless, Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. This was evident in 2023, following the outbreak of the war in Gaza, as a material increase in investment in Israel Bonds was seen in the fourth quarter of 2023. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (“DCI”), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (“CISL”). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2023, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $6.4 billion, representing approximately 13% of Israel’s governmental external debt. In 2023, the total funds raised through Israel Bonds amounted to $2.72 billion, slightly more than double the $1.31 billion raised in 2022.
Table No. 35
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2019	2020	2021	2022	2023
Funds raised	1.35	1.78	1.35	1.31	2.72

Source:   Ministry of Finance.
In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel, and the loan guarantee program has been extended over the years and in 2012, the United States and Israel entered into an agreement establishing a new framework for administering its loan guarantee program provides Israel with access to up to approximately $3.8 billion in future loan guarantees as part of the initial $9 billion commitment. Most recently in January 2023, the United States extended the program until September 2028. The loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantees program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt.
Currently $3.8 billion in U.S. loan guarantees (subject to the reductions described above) remain available.
Derivatives and Hedging Transactions
Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2023, the total debt denominated in foreign currency amounted to NIS 180.4 billion, which comprised 16% of total government debt. In addition, the mix of foreign currency debt is characterized by the predominance of USD-denominated debt. As of December 31, 2023, 69% of foreign currency debt was USD-denominated, 29% was Euro-denominated and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2023, the composition of Israel’s hedged debt portfolio was as follows: 53% USD, 26% Euro, 21% NIS and 0% in other currencies.
Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (“ISDA”). ISDA regulates the legal processes for the transfer of guarantees. Pursuant to the ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2023, Israel’s stock of swap transactions amounted to $12.9 billion, of which EUR- NIS transactions amounted to $4.5 billion. USD-NIS transactions amounted to $8.1 billion, JPY-EUR transactions amounted to $247 million. As of December 31, 2023, the mark-to-market value of all transactions was approximately $133 million to the benefit of the state.
Table No. 36
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2023)
MM $	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	5,685	458	48	71	—	6,262
Loans from foreign governments and other loans	246	—	126	—	—	371
Tradable bonds guaranteed by the U.S. Government	3,445	—	—	—	—	3,445
Sovereign bonds – unguaranteed	22,455	—	16,701	129	361	39,646
Total	31,831	458	16,875	200	361	49,725

Source:   Ministry of Finance.
Net Public Debt
Net public debt as of December 31, 2023 was NIS 1,117.9 billion (59.8% of GDP), comprising NIS 937.5 billion in local currency debt and NIS 160.4 billion in foreign currency debt. In 2022, net public debt stood at NIS 1,028.5 billion (58.3% of GDP). In 2023, the ratio of net public debt-to-GDP increased by 1.5%, which was largely attributable to increased government expenditures and reduced tax revenues due to the war in Gaza, and was somewhat moderated by the continuing growth of GDP. Between 2022 and 2023, GDP at current prices increased by 6.0%. The Government deficit rose from 1.8% of GDP in 2022 to 6.7% of GDP in 2023, primarily due to the effect of the war in Gaza on Government expenditures and tax revenues. While GDP growth continued, the ratio of tax revenue to GDP decreased by 2.9% of GDP between 2022 and 2023, and was 0.3% of GDP lower than in 2019.
Table No. 37
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2019	2020	2021	2022	2023
Local Currency(2)	705.2	786.6	865.8	874.6	937.5
Foreign Currency(3)	109.8	160.8	147.8	153.9	180.4
Total	815.0	947.4	1,013.6	1,028.5	1,117.9

(1)
Net public debt includes the debt of local authorities, except for the debt of local authorities to the central Government.

(2)
In 2023, domestic net public debt decreased in real terms (at end-of-year 2022 constant prices) by 4.1%, to NIS 910.6 billion.

(3)
Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market, but does include residents’ holdings of foreign currency- denominated Government bonds issued in the global market.

Source:   Bank of Israel.

Table No. 38
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2019	2020	2021	2022	2023
Local Currency(2)	49.5%	55.5%	54.7%	49.6%	50.1%
Foreign Currency(3)	7.7%	11.3%	9.3%	8.7%	9.6%
Total	57.2%	66.8%	64.1%	58.3%	59.8%

(1)
Foreign currency public debt is defined as the Government’s foreign-currency denominated liabilities.

Source:   Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
In the consolidated balance sheet of the Government and the Bank of Israel, domestic net public debt is defined as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. Essentially, net public debt includes debt of local authorities, but excludes their debt to the Government. On December 31, 2023, domestic net public debt stood at NIS 937.5 billion, compared to NIS 874.6 billion as of December 31, 2022. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt increased to approximately 30%, mainly as a result of the increase in issuance of pension fund designated bonds (see “Public Finance — Pension Funds,” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 39
Net External Debt
(in Billions of USD)
	2019	2020	2021	2022	2023
Net External Debt	-170.3	-204.1	-225.7	-209.2	-242.3
As percent of GDP	-42.3%	-49.5%	-45.9%	-39.73%	-47.8%

Source:   Bank of Israel; Central Bureau of Statistics.
The Government is the principal borrower of external public debt. In 2023, the public sector’s share of gross external debt amounted to 50.5%, compared to 51.1% in 2022, 50.9% in 2021, 48.0% in 2020 and 38.1% in 2019. The share of the public sector gross external debt as a percentage of the total government debt was 24.4% in 2023, compared to 23.9% in 2022, 25.1% in 2021, 21.9% in 2020 and 17.9% in 2019 (in each case, at year-end).

Total public sector external debt in 2023 amounted to $78.1 billion, compared to $79.6 billion in 2022, $81.6 billion in 2021, $62.4 billion in 2020, and $39.4 billion in 2019. The total public sector external assets in 2023 amounted to $209.4 billion, compared to $201.4 billion in 2022, $220 billion in 2021, $176.1 billion in 2020 and $128.8 billion in 2019.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.
Table No. 40
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2019	2020	2021	2022	2023
Public sector external debt(1)
Foreign governments and international institutions	1,462	1,527	4,042	3,977	4,025
Negotiable bonds guaranteed by the U.S. government	8,422	7,998	7,309	6,555	3,992
Negotiable bonds – unguaranteed	24,123	47,100	64,810	63,691	63,740
State of Israel bonds	5,163	5,596	5,327	5,251	6,262
Other	186	185	158	139	128
Total	39,356	62,407	81,645	79,614	78,146
Total public sector external assets	128,816	176,144	219,775	201,442	209,449
Net public sector external debt	-89,460	-113,737	-138,130	-121,828	-131,303
(as percent of GDP)	-22.2%	-27.6%	-28.1%	-23.1%	-25.9%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 41
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2024	2025	2026	2027	2028	2029 onwards
Public sector	18,232	3,637	5,882	4,402	3,043	41,187
Foreign governments and international institutions	12	7	10	3	1	3,989
Negotiable bonds guaranteed by the U.S. government	1,835	68	48	7	0	333
Negotiable bonds – unguaranteed	14,895	1,468	4,698	3,999	2,473	36,206
State of Israel bonds	1,476	2,080	1,112	379	555	602
Other	14	14	14	14	14	57
Private sector	4,856	5,958	5,958	6,458	4,884	5,369
Financial loans	1,231	1,641	2,051	2,051	1,231	0
Bonds	1,751	1,819	784	1,283	1,779	5,369
Equity-holders’ loans	1,874	2,499	3,123	3,123	1,874	0
Total direct credit external liabilities (Debt Instruments)	23,088	9,595	11,840	10,860	7,927	46,556

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. The data do not include accrued interest.

Source:   Ministry of Finance and Bank of Israel.

Table No. 42
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2024	2025	2026	2027	2028	2029 onwards
Public sector	2,018	1,670	1,503	1,097	955	15,745
Foreign governments and international institutions	6	5	5	4	4	164
Negotiable bonds guaranteed by the U.S. government	627	401	305	62	18	92
Negotiable bonds – unguaranteed	1,147	1,070	1,059	939	851	15,155
State of Israel bonds	223	179	119	77	67	159
Other	15	15	15	15	15	175
Private sector	1,765	1,498	1,219	872	478	1,752
Financial loans	520	442	338	208	78	0
Bonds	547	463	427	385	295	1,752
Equity-holders’ loans	698	593	454	279	105	0
Total direct credit external liabilities (Debt Instruments)	3,783	3,168	2,722	1,969	1,433	17,497

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data.

Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
The Government may issue, in certain cases, financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a certain fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset. The aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year (excluding development budget). In exceptional circumstances, the Government may increase the rate to 25% for a period which may not exceed 18 months.
Government guarantees fall into four categories:
i.
Guarantees to support economic activities, including encouragement of capital investment and lending to SMEs;

ii.
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A, the Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies;

iii.
Special guarantees to support Government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis, such as war risk insurance in the aviation industry; and

iv.
Special guarantees to support SMEs and large enterprises during times of emergency, such as the COVID-19 pandemic and the war in Gaza. There are three main programs in this category that have been initiated by the government during the ongoing war:

a)
Establishing dedicated guarantee loan tracks designed for small, medium and large businesses. The purpose of the designated tracks is to assist businesses that have encountered cash flow difficulties, due to the war, and to obtain loans from the banking system. To further assist businesses in the recovery process and accelerate business activity, the Government allowed the banking system to extend the grace period for up to an additional 9 months. As of April 1, 2024, the loan tracks closed for new applications.

b)
Assisting local businesses in the field of short-term credit insurance, with the aim of encouraging economic growth and employment by providing a guarantee to top up cover beyond the basic coverage of private insurance companies to their customers.

c)
Establishing a state guarantee framework to allow Israeli airlines to issue insurance policies against war risks, thereby ensuring the continuity of air operations in the State of Israel. The insurance policies are issued by Inbal Insurance Company Ltd. and are contingent upon the cancellation or reduction of existing insurance coverage held by Israeli airlines, limiting coverage to war risks within the geographical area of the State of Israel.

The guarantees, the associated fees and other receipts are included in the national accounts. As of December 31, 2023, approximately $4.8 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third parties’ indebtedness by category.
Table No. 43
State Guarantees
(In Millions of NIS)
	As of December 31, 2022		As of December 31, 2023
	Grouping(1)	Exposure	Effective Limits of the Program	Exposure
Small- and Medium-Sized Business Funds	(i)	728	946	797
COVID-19 Loan Fund	(iv)(a)	5,099	4,458	4,458
Small- and Medium-Sized Business War Tracks	(iv)(a)		911	407
International Trade	(ii)	8,319	12,695	8,634
Israel Electric Corporation Ltd	(iii)	131	81	81
Top Up Cover 2020	(iv)(b)	2,660	1,398	1,398
Top Up Cover 2023	(iv)(b)		1,855	182
Long Up Cover	(ii)	0	725	0
War Risk Insurance in the Aviation Industry	(iv)(c)	7,038	21,762	14,762
Total		23,885	44,830	30,718

(1)
Refers to groupings (i), (ii), (iii) and (iv) described under “State Guarantees,” above.

Source:   Ministry of Finance.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2023 (In Millions)(1)
2.0	Dec. 1994	Dec. 2024	EUR	2.6
2.0	Jun. 1995	Jun. 2025	EUR	5.4
2.0	Dec. 1996	Dec. 2026	EUR	6.9
2.0	Jan. 1998	Dec. 2027	EUR	5.1
2.0	Sep. 2000	Dec. 2030	EUR	1.6
2.0	Dec. 2001	Dec. 2030	EUR	3.5
2.0	Dec. 2003	Dec. 2030	EUR	0.4
2.0	Dec. 2004	Dec. 2030	EUR	0.7
2.0	Aug. 2005	Dec. 2030	EUR	0.7
2.0	Dec. 2006	Dec. 2030	EUR	1.2
2.0	Dec. 2007	Dec. 2030	EUR	0.7

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2023 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	52.9
3.571	Jan. 2012	Jan. 2032	EUR	31.3

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2023 (In Millions)(1)(2)
7.25	Dec.1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
4.5	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500
2.375	Jan. 2017	Jan. 2037	EUR	750

Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2023 (In Millions)(1)(2)
3.25	Jan. 2018	Jan. 2028	USD	1,000
4.125	Jan. 2018	Jan. 2048	USD	1,000
1.5	Jan. 2019	Jan. 2029	EUR	1,250
2.5	Jan. 2019	Jan. 2049	EUR	1,250
2.0	Jul. 2019	Jul. 2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000
2.5	Jan. 2020	Jan. 2030	USD	1,000
3.375	Jan. 2020	Jan. 2050	USD	2,000
2.875	Apr. 2020	Jan. 2024	EUR	500
1.5	Apr. 2020	Jan. 2029	EUR	200
2.75	Apr. 2020	Jul. 2030	USD	2,000
3.875	Apr. 2020	Jul. 2050	USD	2,000
4.5	Apr. 2020	Apr. 2120	USD	1,000
2.0	Apr. 2020	Jul. 2069	EUR	150
1.5	Apr. 2020	Jan. 2029	EUR	200
2.875	Apr. 2020	Jan. 2024	EUR	250
2.875	May. 2020	Jan. 2024	EUR	350
3.8	May. 2020	May. 2060	USD	5,000
2.0	Jul. 2020	Jul. 2069	EUR	350
1.5	Aug. 2020	Jan. 2027	EUR	250
2.875	Oct. 2020	Jan. 2024	EUR	550
2.875	Oct. 2020	Jan. 2024	EUR	400
0.625	Jan. 2022	Jan. 2032	EUR	1,500
4.5	Jan. 2023	Jan. 2033	USD	2,000
0.63	Oct. 2023	Oct. 2026	JPY	20,000
5.0	Oct. 2023	Oct. 2026	EUR	1,580
5.0	Nov. 2023	Oct. 2026	EUR	220
6.5	Nov. 2023	Nov. 2031	USD	800
1.5	Nov. 2023	Jan. 2029	EUR	185
1.5	Nov. 2023	Jan. 2029	EUR	125
0.625	Nov. 2023	Jan. 2032	EUR	260
1.5	Nov. 2023	Jan. 2027	EUR	315
0.63	Nov. 2023	Oct. 2026	JPY	16,000
6.5	Nov. 2023	Nov. 2031	USD	700
6.25	Nov. 2023	Nov. 2027	USD	725
1.5	Dec. 2023	Jan. 2027	EUR	125
5.0	Dec. 2023	Oct. 2026	EUR	150
5.0	Dec. 2023	Oct. 2026	EUR	450

(1)
Data excludes accrued interest on debt outstanding.

(2)
In March 2024, the Government raised $8 billion through an offering comprised of US$2 billion 5.375% bonds due 2029, US$3 billion 5.500% bonds due 2034 and US$3 billion 5.750% bonds due 2054.

Source:   Ministry of Finance.

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2023
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
INSTITUTIONAL ISSUES
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	1.35 – 3.72	JAN 2019 – FEB 2021	JAN 2024 – FEB 2026	USD	207.90
INSTITUTIONAL JUBILEE PP 9TH ISSUE 3 YEARS	1.03 – 1.17	APR 2021 – AUG2021	SEP 2024 – AUG 2024	USD	8.00
INSTITUTIONAL JUBILEE PP 9TH ISSUE 5 YEARS	1.51 – 1.83	MAR 2021 – MAY2021	MAR 2026 – MAY 2026	USD	10.00
INSTITUTIONAL JUBILEE PP 10TH ISSUE 3 YEARS	1.47	NOV 2021 – NOV 2021	NOV 2024 – NOV 2024	USD	1.5
INSTITUTIONAL JUBILEE PP 10TH ISSUE 5 YEARS	2.07	OCT 2021 – OCT 2021	OCT 2026 – OCT 2026	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 2 YEARS	5.04 – 5.36	NOV 2023 – DEC 2023	NOV 2025 – DEC 2025	USD	283.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 3 YEARS	5.03 – 5.40	NOV 2023 – DEC 2023	NOV 2026 – DEC 2026	USD	294.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 5 YEARS	5.58 – 5.66	NOV 2023 – DEC 2023	NOV 2028 – DEC 2028	USD	41.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 10 YEARS	5.95	NOV 2023 – NOV 2023	NOV 2033 – NOV 2033	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 15 YEARS	6.19	NOV 2023 – NOV 2023	NOV 2038 – NOV 2038	USD	37.00
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 9TH INTERN’L	0.68 – 1.06	JAN 2021 – AUG 2021	JAN 2024 – AUG 2024	USD	0.61
REINVESTMENT SAVINGS BOND 10TH INTERN’L	1.17 – 3.87	SEP 2021 – SEP 2022	SEP 2024 – SEP 2025	USD	0.46
REINVESTMENT SAVINGS BOND 11TH INTERN’L	3.68 – 5.34	SEP 2022 – AUG 2023	SEP 2025 – AUG 2026	USD	3.05
REINVESTMENT SAVINGS BOND 11TH INTERN’L	5.25 – 5.61	SEP 2023 – DEC 2023	SEP 2026 – DEC 2026	USD	0.10
JUBILEE
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.50	JAN 2014 – JUL2014	JAN 2024 – JUL 2024	USD	110.21
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	142.47
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	214.39
JUBILEE 11TH ISSUE 3 Y CASH	0.20 – 1.06	JAN 2021 – SEP 2021	JAN 2024 – SEP 2024	USD	85.50
JUBILEE 11TH ISSUE 5 Y CASH	0.44 – 3.57	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	USD	551.66
JUBILEE 11TH ISSUE 10 Y CASH	1.33 – 4.46	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	187.68
JUBILEE 11TH ISSUE 15 Y CASH	1.58 – 4.71	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	56.33
JUBILEE 12TH ISSUE 2 Y CASH	0.66 – 5.40	JAN 2022 – DEC 2023	JAN 2024 – DEC 2025	USD	1,083.86
JUBILEE 12TH ISSUE 3 Y CASH	1.15 – 5.60	SEP 2021 – DEC 2023	SEP 2024 – DEC 2026	USD	596.82
JUBILEE 12TH ISSUE 5 Y CASH	1.72 – 5.74	SEP 2021 – DEC 2023	SEP 2026 – DEC 2028	USD	563.61
JUBILEE 12TH ISSUE 10 Y CASH	2.60 – 5.96	SEP 2021 – DEC 2023	SEP 2031 – DEC 2033	USD	211.62
JUBILEE 12TH ISSUE 15 Y CASH	2.84 – 6.21	SEP 2021 – DEC 2023	SEP 2036 – DEC 2038	USD	67.25
JUBILEE 12TH ISSUE 2 Y FINANCING	1.00 – 5.51	JAN 2022 – DEC 2023	JAN 2024 – DEC 2025	USD	154.90

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50	JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.56
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.31
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.48
JUBILEE 7TH INTERNATIONAL ISSUE 5 YEARS	2.65 – 3.52	FEB 2019 – JUL 2019	FEB 2024 – JUL 2024	USD	0.82
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – JUL 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 5 YEARS	1.51 – 2.50	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	USD	1.27
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.33 – 3.20	SEP 2019 – JUL 2020	SEP 2029 – JUL 2030	USD	5.41
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.74 – 3.44	SEP 2019 – MAY 2020	SEP 2034 – MAY 2035	USD	0.31
JUBILEE 9TH INTERNATIONAL ISSUE 5 YEARS	0.51	DEC 2020 – DEC 2020	DEC 2025 – DEC 2025	USD	0.03
JUBILEE 9TH INTERNATIONAL ISSUE 10 YEARS	1.72 – 2.23	SEP 2020 – NOV 2020	SEP 2030 – NOV 2030	USD	1.14
JUBILEE 9TH INTERNATIONAL ISSUE 15 YEARS	2.48	NOV 2020 – NOV 2020	NOV 2035 – NOV 2035	USD	0.03
JUBILEE 10TH INTERNATIONAL ISSUE 3 YEARS	0.73 – 1.06	MAR 2021 – SEP 2021	MAR 2024 – SEP 2024	USD	24.09
JUBILEE 10TH INTERNATIONAL ISSUE 5 YEARS	1.36 – 1.70	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	USD	1.10
JUBILEE 10TH INTERNATIONAL ISSUE 10 YEARS	2.23 – 2.86	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	7.43
JUBILEE 10TH INTERNATIONAL ISSUE 15 YEARS	2.50 – 3.11	MAR 2021 – SEP 2021	MAR 2036 – SEP 2036	USD	2.25
JUBILEE 11TH INTERNATIONAL ISSUE 2 YEARS	1.30 – 3.42	FEB 2022 – SEP 2022	FEB 2024 – SEP 2024	USD	36.92
JUBILEE 11TH INTERNATIONAL ISSUE 3 YEARS	1.16 – 3.95	SEP 2021 – SEP 2022	SEP 2024 – SEP 2025	USD	11.53
JUBILEE 11TH INTERNATIONAL ISSUE 5 YEARS	1.75 – 4.18	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	2.81
JUBILEE 11TH INTERNATIONAL ISSUE 10 YEARS	2.60 – 4.47	SEP 2021 – AUG 2022	SEP 2031 – AUG 2032	USD	8.47
JUBILEE 11TH INTERNATIONAL ISSUE 15 YEARS	2.85 – 4.72	SEP 2021 – AUG 2022	SEP 2036 – AUG 2037	USD	3.51
JUBILEE 12TH INTERNATIONAL ISSUE 2 YEARS	3.58 – 5.28	SEP 2022 – SEP 2023	SEP 2024 – SEP 2025	USD	5.85
JUBILEE 12TH INTERNATIONAL ISSUE 3 YEARS	3.90 – 5.38	SEP 2022 – AUG 2023	SEP 2025 – AUG 2026	USD	1.86
JUBILEE 12TH INTERNATIONAL ISSUE 5 YEARS	4.46 – 5.44	NOV 2022 – AUG2023	NOV 2027 – AUG 2028	USD	14.30
JUBILEE 12TH INTERNATIONAL ISSUE 10 YEARS	4.61 – 5.20	OCT 2022 – JUL 2023	OCT 2032 – JUL 2033	USD	1.71

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 12TH INTERNATIONAL ISSUE 15YEARS	4.95 – 5.71	NOV 2022 – SEP 2023	NOV 2037 – SEP 2038	USD	3.24
JUBILEE 13TH INTERNATIONAL ISSUE 2 YEARS	5.02 – 5.25	SEP 2023 – DEC 2023	SEP 2025 – DEC 2025	USD	1.26
JUBILEE 13TH INTERNATIONAL ISSUE 3 YEARS	4.70 – 5.60	OCT 2023 – DEC 2023	OCT 2026 – DEC 2026	USD	55.76
JUBILEE 13TH INTERNATIONAL ISSUE 5 YEARS	5.43 – 5.74	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	USD	0.79
JUBILEE 13TH INTERNATIONAL ISSUE 10 YEARS	5.47 – 5.95	SEP 2023 – DEC 2023	SEP 2033 – DEC 2033	USD	3.20
JUBILEE 13TH INTERNATIONAL ISSUE 15 YEARS	6.04 – 6.21	OCT 2023 – NOV 2023	OCT 2038 – NOV 2038	USD	0.91
MACCABEE BONDS 8TH ISSUE 10 YEARS	3.70 – 4.30	JAN 2014 – JUL 2014	JAN 2024 – JUL 2024	USD	10.55
MACCABEE BONDS 9TH ISSUE 10 YEARS	2.97 – 3.80	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.49
MACCABEE BONDS 10TH ISSUE 10 YEARS	2.95 – 4.11	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	25.82
MACCABEE BONDS 11TH ISSUE 3 YEARS	0.20 – 0.91	JAN 2021 – SEP 2021	JAN 2024 – SEP 2024	USD	1.63
MACCABEE BONDS 11TH ISSUE 5 YEARS	0.44 – 3.42	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	USD	36.52
MACCABEE BONDS 11TH ISSUE 10 YEARS	1.21 – 4.31	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	9.67
MACCABEE BONDS 11TH ISSUE 15 YEARS	1.43 – 4.56	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	2.91
MACCABEE BONDS 12TH ISSUE 2 YEARS	0.66 – 5.24	JAN 2022 – DEC 2023	JAN 2024 – DEC 2025	USD	26.86
MACCABEE BONDS 12TH ISSUE 3 YEARS	1.00 – 5.45	SEP 2021 – DEC 2023	SEP 2024 – DEC 2026	USD	12.94
MACCABEE BONDS 12TH ISSUE 5 YEARS	1.57 – 5.60	SEP 2021 – DEC 2023	SEP 2026 – DEC 2028	USD	25.80
MACCABEE BONDS 12TH ISSUE 10 YEARS	2.44 – 5.81	SEP 2021 – DEC 2023	SEP 2031 – DEC 2033	USD	7.66
MACCABEE BONDS 12TH ISSUE 15 YEARS	2.70 – 6.06	SEP 2021 – DEC 2023	SEP 2036 – DEC 2038	USD	4.05
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 10Y	3.61 – 4.16	FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.10
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10Y	3.30 – 3.78	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.14
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.11
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 5Y	2.53 – 3.37	FEB 2019 – AUG 2019	FEB 2024 – AUG 2024	USD	0.03
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 5Y	1.40 – 2.26	OCT 2019 – JUL 2020	OCT 2024 – JUL 2025	USD	0.07
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.34 – 3.22	AUG 2019 – MAR 2020	AUG 2029 – MAR 2030	USD	0.06
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 5Y	0.51-1.30	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 15Y	2.30	SEP 2020 – SEP 2020	SEP 2035 – SEP 2035	USD	0.01
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 3Y	0.58 – 0.87	FEB 2021 – AUG 2021	FEB 2024 – AUG 2024	USD	0.02
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 5Y	1.05	FEB 2021 – FEB 2021	FEB 2026 – FEB 2026	USD	0.02

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 10Y	2.08 – 2.71	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	0.03
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 15Y	2.86	MAY 2021 – MAY 2021	MAY 2036 – MAY 2036	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 2Y	0.66	JAN 2022 – JAN 2022	JAN 2024 – JAN 2024	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 3Y	1.01 – 1.40	SEP 2021 – JAN 2022	SEP 2024 – JAN 2025	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 10Y	2.80	FEB 2022 – FEB 2022	FEB 2032 – FEB 2032	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 15Y	2.70	SEP 2021 – SEP 2021	SEP 2036 – SEP 2036	USD	0.02
LIBOR FLOATING RATE ISSUE BONDS
LFRI 7TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.40	JAN 2019 – JAN 2019	JAN 2024 – JAN 2024	USD	25.00
LFRI-16TH ISSUE 5Y CASH	LIBORUSD06 – 0.40	JAN 2019 – JAN 2019	JAN 2024 – JAN 2024	USD	0.16
SAVINGS BOND
MAZEL TOV 8TH ISSUE 5 YEARS	1.68 – 4.27	JUN 2019 – SEP 2021	JUN 2024 – SEP 2026	USD	69.96
MAZEL TOV 9TH ISSUE 5 YEARS	2.38 – 6.23	OCT 2021 – DEC 2023	OCT 2026 – DEC 2028	USD	39.71
EMITZVAH SAVING 8TH ISSUE 5 YEARS	1.68 – 4.27	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	USD	0.72
SHALOM SAVING 9TH ISSUE 1 YEARS	5.16 – 5.43	OCT 2023 – DEC 2023	OCT 2024 – DEC 2024	USD	7.61
SHALOM SAVING 9TH ISSUE 1 YEARS	4.56 – 5.50	JAN 2023 – SEP 2023	JAN 2024 – SEP 2024	USD	24.92
SHALOM SAVING 9TH ISSUE 2 YEARS	5.15 – 5.44	OCT 2023 – DEC 2023	OCT 2025 – DEC 2025	USD	2.37
SHALOM SAVING 9TH ISSUE 2 YEARS	1.43 – 5.25	MAR 2022 – SEP 2023	MAR 2024 – SEP 2025	USD	4.15
ESHALOM SAVING 9TH ISSUE 1 YEAR	5.26 – 5.53	OCT 2023 – DEC 2023	OCT 2024 – DEC 2024	USD	11.95
EMAZEL TOV SAVINGS 9TH ISSUE 5Y	2.48 – 6.33	OCT 2021 – DEC 2023	OCT 2026 – DEC 2028	USD	44.66
EMAZEL TOV SAVINGS BONDS 4TH INTERNATIONAL 5Y	2.70 – 4.78	DEC 2021 – SEP 2022	DEC 2026 – SEP 2027	USD	0.10
EMAZEL TOV SAVINGS BONDS 5TH INTERNATIONAL 5Y	4.10 – 5.77	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.22
EMAZEL TOV SAVINGS BONDS 6TH INTERNATIONAL 5Y	5.81 – 6.33	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	USD	0.16
MAZAL TOV SAVINGS BOND 7TH INTERNATIONAL 5Y	3.22 – 4.27	JAN 2019 – AUG 2019	JAN 2024 – AUG 2024	USD	0.32
MAZAL TOV SAVINGS BOND 8TH INTERNATIONAL 5Y	2.57	APR 2020 – APR 2020	APR 2025 – APR 2025	USD	0.04
MAZAL TOV SAVINGS BOND 9TH INTERNATIONAL 5Y	1.92	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	USD	0.01
MAZAL TOV SAVINGS BOND 10TH INTERNATIONAL 5Y	1.90 – 2.41	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	USD	0.50
MAZAL TOV SAVINGS BOND 11TH INTERNATIONAL 5Y	2.38 – 4.68	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	USD	0.46
MAZAL TOV SAVINGS BOND 12TH INTERNATIONAL 5Y	4.00 – 5.67	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.45
MAZAL TOV SAVINGS BOND 13TH INTERNATIONAL 5Y	5.71 – 6.23	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	USD	0.12
SABRA SAVING 8TH ISSUE 3 YEARS	0.20 – 1.06	JAN 2021 – SEP 2021	JAN 2024 – SEP 2024	USD	12.51
SABRA SAVING 9TH ISSUE 3 YEARS	1.13 – 5.61	SEP 2021 – DEC 2023	SEP 2024 – DEC 2026	USD	85.23
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 5Y	2.73 – 3.60	JAN 2019 – AUG 2019	JAN 2024 – AUG 2024	USD	2.59

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 5Y	1.60 – 2.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	USD	5.98
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 5Y	1.52 – 1.55	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	USD	0.21
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 3Y	0.71 – 1.06	FEB 2021 – SEP 2021	FEB 2024 – SEP 2024	USD	1.10
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 5Y	1.14 – 1.76	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	2.27
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 2Y	0.91 – 3.30	JAN 2022 – SEP 2022	JAN 2024 – SEP 2024	USD	4.12
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 3Y	1.17 – 3.87	SEP 2021 – SEP 2022	SEP 2024 – SEP 2025	USD	6.71
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 5Y	1.83 – 4.23	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	4.27
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 1Y	4.90 – 5.64	JAN 2023 – SEP 2023	JAN 2024 – SEP 2024	USD	2.51
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 2Y	3.45 – 5.25	SEP 2022 – SEP 2023	SEP 2024 – SEP 2025	USD	13.00
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 3Y	3.78 – 5.34	SEP 2022 – SEP 2023	SEP 2025 – SEP 2026	USD	7.93
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 5Y	3.90 – 5.47	SEP 2022 – SEP 2023	SEP 2027 – SEP 2028	USD	24.26
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 1Y	5.38 – 5.64	SEP 2023 – DEC 2023	SEP 2024 – DEC 2024	USD	0.72
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 2Y	4.91 – 5.25	SEP 2023 – DEC 2023	SEP 2025 – DEC 2025	USD	2.58
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 3Y	4.90 – 5.61	SEP 2023 – DEC 2023	SEP 2026 – DEC 2026	USD	2.17
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 5Y	5.10 – 5.80	SEP 2023 – DEC 2023	SEP 2028 – DEC 2028	USD	0.98
STERLING BONDS
MAZAL TOV SAVINGS BONDS 9TH STERLING SERIES	2.26 – 2.60	JAN 2019 – AUG 2019	JAN 2024 – AUG 2024	GBP	0.07
MAZAL TOV SAVINGS BONDS 10TH STERLING SERIES	1.55 – 2.16	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	GBP	0.13
MAZAL TOV SAVINGS BONDS 11TH STERLING SERIES	1.48 – 1.63	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	GBP	0.03
MAZAL TOV SAVINGS BONDS 12TH STERLING SERIES	1.56 – 1.98	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	GBP	0.12
MAZAL TOV SAVINGS BONDS 13TH STERLING SERIES	1.93 – 3.76	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.10
MAZAL TOV SAVINGS BONDS 14TH STERLING SERIES	4.13 – 6.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.04
MAZAL TOV SAVINGS BONDS 15TH STERLING SERIES	5.10 – 6.11	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	GBP	0.02
GBP EMAZEL TOV SAVINGS BONDS 4 S 5Y	1.98 – 3.81	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.06
GBP EMAZEL TOV SAVINGS BONDS 5 S 5Y	4.18 – 6.32	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.14
GBP EMAZEL TOV SAVINGS BONDS 6 S 5Y	5.15 – 6.16	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	GBP	0.06
SAVINGS BONDS 9TH STERLING SERIES 5 YEARS	2.07	JAN 2019 – JAN 2019	JAN 2024 – JAN 2024	GBP	0.11
SAVINGS BONDS 10TH STERLING SERIES 5 YEARS	1.28	MAY 2020 – MAY 2020	MAY 2025 – MAY 2025	GBP	0.01

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 12TH STERLING SERIES 3 YEARS	1.20 – 1.28	MAR 2021 – JUN 2021	MAR 2024 – JUN 2024	GBP	0.05
SAVINGS BONDS 13TH STERLING SERIES 2 YEARS	2.02	FEB 2022 – FEB 2022	FEB 2024 – FEB 2024	GBP	0.01
SAVINGS BONDS 13TH STERLING SERIES 3 YEARS	1.60 – 2.14	OCT 2021 – FEB 2022	OCT 2024 – FEB 2025	GBP	0.23
SAVINGS BONDS 14TH STERLING SERIES 1 YEARS	4.57 – 6.36	JAN 2023 – SEP 2023	JAN 2024 – SEP 2024	GBP	4.77
SAVINGS BONDS 15TH STERLING SERIES 1 YEARS	4.90 – 6.25	SEP 2023 – DEC 2023	SEP 2024 – DEC 2024	GBP	0.97
JUBILEE BONDS 13TH STERLING SERIES 2 YEARS	2.05 – 3.50	JAN 2022 – SEP 2022	JAN 2024 – SEP 2024	GBP	7.74
JUBILEE BONDS 14TH STERLING SERIES 2 YEARS	4.20 – 6.61	SEP 2022 – SEP 2023	SEP 2024 – SEP 2025	GBP	37.97
JUBILEE BONDS 15TH STERLING SERIES 2 YEARS	4.76 – 6.63	SEP 2023 – DEC 2023	SEP 2025 – DEC 2025	GBP	3.23
CANADIAN ISSUES
CAN MAZAL TOV-7TH ISSUE 5 YEARS	1.82 – 3.90	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	CAD	11.31
CAN MAZAL TOV-8TH ISSUE 5 YEARS	2.60 – 5.80	OCT 2021 – DEC 2023	OCT 2026 – DEC 2028	CAD	6.84
EMITZVAH SAVING CANADIAN DOLLAR 7TH 5 YEARS	1.87 – 3.26	JUL 2019 – SEP 2021	JUL 2024 – SEP 2026	CAD	0.06
EMAZEL TOV SAVINGS 8TH ISSUE 5 Y	2.70 – 5.90	OCT 2021 – DEC 2023	OCT 2026 – DEC 2028	CAD	3.98
CAN SABRA BOND-7TH ISSUE 3 YEARS	1.38 – 1.64	JAN 2021 – SEP 2021	JAN 2024 – SEP 2024	CAD	8.14
CAN SABRA BOND-8TH ISSUE 1 YEARS	4.30 – 5.41	JAN 2023 – DEC2023	JAN 2024 – DEC 2024	CAD	27.13
CAN SABRA BOND-8TH ISSUE 3 YEARS	1.61 – 5.55	SEP 2021 – DEC 2023	SEP 2024 – DEC 2026	CAD	23.26
CAN JUBILEE-4TH ISSUE 10 YEARS	3.82 – 4.43	JAN 2014 – JUL 2014	JAN 2024 – JUL 2024	CAD	34.38
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.11
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.24	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	59.25
CAN JUBILEE-7TH ISSUE 3 YEARS	1.28 – 1.53	JAN 2021 – SEP 2021	JAN 2024 – SEP 2024	CAD	2.97
CAN JUBILEE-7TH ISSUE 5 YEARS	1.78 – 3.08	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	CAD	54.72
CAN JUBILEE-7TH ISSUE 10 YEARS	2.48 – 4.25	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	128.67
CAN JUBILEE-7TH ISSUE 15 YEARS	2.80 – 4.45	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	CAD	7.91
CAN JUBILEE-8TH ISSUE 2 YEARS	1.42 – 5.56	JAN 2022 – DEC 2023	JAN 2024 – DEC 2025	CAD	38.56
CAN JUBILEE-8TH ISSUE 3 YEARS	1.55 – 5.51	OCT 2021 – DEC 2023	OCT 2024 – DEC 2026	CAD	23.84
CAN JUBILEE-8TH ISSUE 5 YEARS	2.03 – 5.70	SEP 2021 – DEC 2023	SEP 2026 – DEC 2028	CAD	42.13
CAN JUBILEE-8TH ISSUE 10 YEARS	2.90 – 5.80	SEP 2021 – DEC 2023	SEP 2031 – DEC 2033	CAD	10.94
CAN JUBILEE-8TH ISSUE 15 YEARS	3.14 – 6.04	OCT 2021 – DEC 2023	OCT 2036 – DEC 2038	CAD	47.63
CAN MACCABEE 4TH ISSUE 10 YEARS	3.62 – 4.23	JAN 2014 – JUL 2014	JAN 2024 – JUL 2024	CAD	0.74
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.29
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	3.61
CAN MACCABEE 7TH ISSUE 3 YEARS	1.08 – 1.38	JAN 2021 – AUG 2021	JAN 2024 – AUG 2024	CAD	0.17
CAN MACCABEE 7TH ISSUE 5 YEARS	1.63 – 2.93	JAN 2019 – SEP 2021	JAN 2024 – SEP 2026	CAD	3.02
CAN MACCABEE 7TH ISSUE 10 YEARS	2.33 – 4.10	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	1.96
CAN MACCABEE 7TH ISSUE 15 YEARS	2.67 – 4.30	JUN 2018 – AUG 2021	JUN 2033 – AUG 2036	CAD	0.72
CAN MACCABEE 8TH ISSUE 2 YEARS	1.27 – 5.41	JAN 2022 – DEC 2023	JAN 2024 – DEC 2025	CAD	2.18
CAN MACCABEE 8TH ISSUE 3 YEARS	1.31 – 5.36	SEP 2021 – DEC 2023	SEP 2024 – DEC 2026	CAD	1.29
CAN MACCABEE 8TH ISSUE 5 YEARS	1.93 – 5.54	SEP 2021 – DEC 2023	SEP 2026 – DEC 2028	CAD	2.78
CAN MACCABEE 8TH ISSUE 10 YEARS	2.74 – 5.64	SEP 2021 – DEC 2023	SEP 2031 – DEC 2033	CAD	0.69

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
CAN MACCABEE 8TH ISSUE 15 YEARS	3.00 – 5.90	OCT 2021 – DEC 2023	OCT 2036 – DEC 2038	CAD	0.56
CAN INSTITUTIONAL JUBILEE 6TH ISSUE 5 YEARS	2.74 – 3.22	FEB 2019 – AUG 2019	FEB 2024 – AUG 2024	CAD	10.00
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	1.96 – 2.95	JUL 2019 – MAR 2021	JUL 2024 – MAR 2026	CAD	19.40
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 3 YEARS	4.23 – 5.53	JUL 2022 – NOV 2023	JUL 2025 – NOV 2026	CAD	3.90
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 5 YEARS	3.78 – 4.55	APR 2022 – SEP 2022	APR 2027 – SEP 2027	CAD	7.00
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 2 YEARS	5.33	DEC 2023 – DEC2023	DEC 2025 – DEC 2025	CAD	3.00
CAN SHALOM SAVING 8TH ISSUE 1 YEARS	4.45 – 5.43	JAN 2023 – SEP 2023	JAN 2024 – SEP 2024	CAD	0.13
CAN SHALOM SAVING 8TH ISSUE 1 YEARS	5.10 – 5.38	OCT 2023 – DEC 2023	OCT 2024 – DEC 2024	CAD	0.12
CAN ESHALOM SAVING 8TH ISSUE 1 YEARS	5.20 – 5.48	OCT 2023 – DEC 2023	OCT 2024 – DEC 2024	CAD	0.16
EURO BONDS
SAVINGS BONDS 13TH EURO SERIES 5 YEARS	0.61 – 1.05	JAN 2019 – JUL 2019	JAN 2024 – JUL 2024	EUR	0.13
SAVINGS BONDS 14TH EURO SERIES 5 YEARS	0.36 – 0.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	EUR	0.16
SAVINGS BONDS 15TH EURO SERIES 5 YEARS	0.57 – 0.58	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	EUR	0.12
SAVINGS BONDS 16TH EURO SERIES 3 YEARS	0.46 – 0.60	FEB 2021 – SEP 2021	FEB 2024 – SEP 2024	EUR	0.22
SAVINGS BONDS 16TH EURO SERIES 5 YEARS	0.62 – 0.77	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	EUR	0.31
SAVINGS BONDS 17TH EURO SERIES 2 YEARS	0.46 – 1.87	JAN 2022 – SEP 2022	JAN 2024 – SEP 2024	EUR	2.97
SAVINGS BONDS 17TH EURO SERIES 3 YEARS	0.46 – 2.11	NOV 2021 – SEP 2022	NOV 2024 – SEP 2025	EUR	0.49
SAVINGS BONDS 17TH EURO SERIES 5 YEARS	0.57 – 2.51	OCT 2021 – AUG 2022	OCT 2026 – AUG 2027	EUR	1.26
SAVINGS BONDS 18TH EURO SERIES 1 YEARS	3.61 – 4.66	JAN 2023 – SEP 2023	JAN 2024 – SEP 2024	EUR	4.37
SAVINGS BONDS 18TH EURO SERIES 2 YEARS	2.22 – 4.45	SEP 2022 – SEP 2023	SEP 2024 – SEP 2025	EUR	24.94
SAVINGS BONDS 18TH EURO SERIES 3 YEARS	2.26 – 4.07	SEP 2022 – SEP 2023	SEP 2025 – SEP 2026	EUR	0.15
SAVINGS BONDS 18TH EURO SERIES 5 YEARS	3.28 – 3.90	DEC 2022 – AUG 2023	DEC 2027 – AUG 2028	EUR	0.19
SAVINGS BONDS 19TH EURO SERIES 1 YEARS	3.67 – 4.61	SEP 2023 – DEC 2023	SEP 2024 – DEC 2024	EUR	2.02
SAVINGS BONDS 19TH EURO SERIES 2 YEARS	3.24 – 4.34	SEP 2023 – DEC 2023	SEP 2025 – DEC 2025	EUR	1.16
SAVINGS BONDS 19TH EURO SERIES 3 YEARS	3.26 – 4.10	SEP 2023 – DEC 2023	SEP 2026 – DEC 2026	EUR	0.13
SAVINGS BONDS 19TH EURO SERIES 5 YEARS	3.48 – 3.94	SEP 2023 – DEC 2023	SEP 2028 – DEC 2028	EUR	4.09
MAZAL TOV SAVINGS BONDS 9TH EURO SERIES	1.16 – 1.56	JAN 2019 – AUG 2019	JAN 2024 – AUG 2024	EUR	0.06
MAZAL TOV SAVINGS BONDS 10TH EURO SERIES	0.87 – 1.20	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	EUR	0.09
MAZAL TOV SAVINGS BONDS 11TH EURO SERIES	0.90 – 1.08	SEP 2020 – JAN 2021	SEP 2025 – JAN 2026	EUR	0.04
MAZAL TOV SAVINGS BONDS 12TH EURO SERIES	0.96 – 1.20	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	EUR	0.22
MAZAL TOV SAVINGS BONDS 13TH EURO SERIES	1.02 – 3.01	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	EUR	0.16
MAZAL TOV SAVINGS BONDS 14TH EURO SERIES	2.90 – 4.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	EUR	0.11
MAZAL TOV SAVINGS BONDS 15TH EURO SERIES	3.53 – 4.24	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	EUR	0.04
EUR EMAZEL TOV SAVINGS BONDS 4 S 5Y	1.07 – 3.06	NOV 2021 – SEP 2022	NOV 2026 – SEP 2027	EUR	0.05
EUR EMAZEL TOV SAVINGS BONDS 5 S 5Y	2.95 – 4.32	OCT 2022 – SEP 2023	OCT 2027 – OCT 2028	EUR	0.13
EUR EMAZEL TOV SAVINGS BONDS 6 S 5Y	3.58 – 4.30	OCT 2023 – DEC 2023	OCT 2028 – DEC 2028	EUR	0.03

(A)
The LIBOR Rate is for six-month period rounded upwards to the next 1/16%.

(B)
The EURIBOR Rate is six months period rounded upwards to the next second decimal.

Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2023 (In Millions of NIS)(1)(2)
	Floating Rate Loans
	Israel Government FRN
1141795		0	11/09/2017	31/05/2026	21,215.6
1166552		0	08/06/2020	29/11/2030	27,607.2
	Fixed Rate Loans
	Israel Government Fixed
1099456		6.25	11/06/2006	30/10/2026	14,896.2
1139344		2	07/11/2016	31/03/2027	25,049.1
1150879		2.25	02/07/2018	28/09/2028	27,049.5
1125400		5.5	09/01/2012	31/01/2042	19,308.0
1130848		3.75	06/01/2014	31/03/2024	13,081.9
1135557		1.75	05/05/2015	31/08/2025	23,776.0
1174697		0.5	07/04/2021	27/02/2026	26,721.7
1140193		3.75	06/03/2017	31/03/2047	25,220.7
1160985		1.00	04/11/2019	31/03/2030	37,755.4
1162668		0.5	03/02/2020	30/04/2025	23,469.8
1166180		1.5	11/05/2020	31/05/2037	25,292.1
1175777		0.4	01/06/2021	31/10/2024	17,032.8
1194802		3.75	17/04/2023	28/02/2029	12,806.4
1180660		1.3	04/10/2021	30/04/2032	21,533.4
1184076		2.8	07/02/2022	29/11/2052	11,397.7
	Israel Government T-Bills
1199975		0	16/10/2023	30/08/2024	5,901.0
	CPI-linked Loans
9590431	Galil	CPI+4.00	23/08/2004	31/07/2024	12,050.6
1097708	Israel Government CPI	CPI+4.00	26/06/2006	30/05/2036	21,116.0
1120583		CPI+2.75	06/09/2010	30/08/2041	21,746.3
1134865		CPI+1.00	02/03/2015	31/05/2045	20,352.0
1135912		CPI+0.75	06/07/2015	31/10/2025	24,298.1
1140847		CPI+0.75	08/05/2017	31/05/2027	23,585.8
1157023		CPI+0.5	04/03/2019	31/05/2029	22,667.7
1168301		CPI+0.5	07/09/2020	30/11/2051	17,494.1
1169564		CPI+0.1	09/11/2020	31/07/2026	22,382.2
1172220		CPI+0.1	08/02/2021	30/11/2031	28,773.6
1197326		CPI+1.1	10/07/2023	31/10/2028	6,856.6

(1)
Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2023 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2023	2024 − 2048	57,351.9
Arad	CPI+4.8%	1995 − 2022	2023 − 2037	272,053.0

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2023 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	6,460.7

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2023)
Total (In Millions)(1)
United States Dollars (USD)	0.00
New Israeli Shekel (NIS)	48,822.8

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.